Exhibit 2.1

Execution Version

Confidential

AGREEMENT AND PLAN OF MERGER

dated as of

May 23, 2026

by and among

DIGITALBRIDGE GROUP, INC., as Parent,

DIGITALBRIDGE OPERATING COMPANY, LLC, as OpCo,

DB MARLEY SUB, LLC, as Merger Sub,

ARCLIGHT CAPITAL HOLDINGS, LLC, as the Company,

ACHP II, L.P., as managing member of the Company,

and

DANIEL R. REVERS, in his capacity as the Seller Representative

TABLE OF CONTENTS

i

ii

Schedules

Schedule 1 – Pre-Closing Reorganization

Schedule 2 – Allocation Schedule

Schedule 3 – Earn-Out Terms

Schedule 4 – FRE Principles

Schedule 5 – Pre-Closing Obligations

Schedule 6 – Accounting Principles

Exhibits

Exhibit A – Surviving Company LLC Agreement

Exhibit B – Governance Agreement Term Sheet

Exhibit C – Retained Interests Term Sheet

Exhibit D – LTIP Term Sheet

Exhibit E – Rollover Term Sheet

Exhibit F – Form of Distribution and Redemption Agreement

Exhibit G – Form of Escrow Agreement

Exhibit H – Form of Investor Transaction Support Agreement

Exhibit I – Form of Regulatory Efforts Agreement

Exhibit J – Form of Softbank Transaction Support Agreement

iii

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 23, 2026, is by and among DigitalBridge Group, Inc., a Maryland corporation (“Parent”); DigitalBridge Operating Company, LLC, a Delaware limited liability company (“OpCo”); DB Marley Sub, LLC, a Delaware limited liability company (“Merger Sub” and, together with OpCo and Parent, the “Buyer Parties”); ArcLight Capital Holdings, LLC, a Delaware limited liability company (the “Company”); ACHP II, L.P., a Delaware limited partnership, in its capacity as managing member of the Company (“ACHP II””); and the Seller Representative, in his capacity as the representative of the Company Owners.

WHEREAS, ACHP II has effectuated a restructuring of the Company Business prior to the date hereof pursuant to the Distribution and Redemption Agreement;

WHEREAS, the parties hereto desire to effect a business combination through a merger of Merger Sub with and into the Company, with the Company being the surviving limited liability company of such merger (the “Surviving Company”) and a Subsidiary of OpCo, which is a Subsidiary of Parent;

WHEREAS, (a) the respective boards (or applicable governing bodies) of each of Parent and Merger Sub have approved this Agreement and the Transactions and declared them advisable and in the best interests of Parent and Merger Sub, respectively, and (b) ACHP II, in its capacity as managing member of the Company, has approved this Agreement and the Transactions and declared them advisable and in the best interests of the Company;

WHEREAS, pursuant to each Rollover Agreement, immediately prior to the Effective Time, the applicable Rollover Holder will (a) contribute all of the Company Interests directly held by such Rollover Holder to the Rollover Entity in exchange for the consideration described in the Rollover Agreement applicable to such Rollover Holder and (b) undertake such other transactions as described in the Rollover Agreement;

WHEREAS, prior to the Closing, ACHP II and the Company will effect the actions set forth on Schedule 1 (the “Pre-Closing Reorganization”);

WHEREAS, simultaneously with the execution of this Agreement, as an inducement and condition of the Buyer Parties’ willingness to enter into this Agreement and the other Ancillary Agreements, (a) (i) Parent and each of the Senior Principals have entered into the Requisite Employment Agreements, and (ii) Parent and each of the Senior Principals have entered into the Transaction Restrictive Covenant Agreements, which, in each case, will become effective at the Closing, and (b) each Person party to the Investor Transaction Support Agreement has entered into the Investor Transaction Support Agreement; and

WHEREAS, simultaneously with the execution of this Agreement, as an inducement and condition of the Company’s and ACHP II’s willingness to enter into this Agreement and the other Ancillary Agreements, each Person party to the SoftBank Transaction Support Agreement and the Regulatory Efforts Agreement has entered into such applicable agreement.

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants and agreements set forth in this Agreement, the receipt and sufficiency of which are hereby acknowledged, and subject to the conditions set forth herein, the parties hereto hereby agree as follows:

Article I

MERGER

Section 1.01      The Merger and the Effect on Company Interests.

(a)            Upon the terms and subject to the conditions set forth herein, and in accordance with the DLLCA, at the Effective Time (as defined below), Merger Sub shall be merged with and into the Company (the “Merger”). As a result of the Merger, the separate existence of Merger Sub shall cease, and the Company shall continue as the Surviving Company. The Merger will have the effects provided in this Agreement, the Certificate of Merger (as defined below) and as set forth in the DLLCA.

(b)            The parties hereto shall cause the Merger to be consummated by duly executing and filing as soon as practicable on the Closing Date (i) a certificate of merger with respect to the Merger (“Certificate of Merger”) with the Delaware Secretary of State (“DSS”), in such form as required by, and executed in accordance with, the applicable provisions of the DLLCA and (ii) any other filings, recordings or publications required, if any, under the DLLCA in connection with the Merger. The Merger shall become effective at the time that the Certificate of Merger has been accepted for filing by the DSS or at such other time as may be agreed to by the Company and Parent and specified in the Certificate of Merger (the date and time the Merger becomes effective being the “Effective Time”).

(c)            Pursuant to Section 18-209(f) of the DLLCA, at the Effective Time, the limited liability company agreement of the Company in effect as of immediately prior to the Effective Time shall be amended and restated in its entirety in the form attached hereto as Exhibit A (the “Surviving Company LLC Agreement”) until thereafter amended in accordance with applicable Law and the Surviving Company LLC Agreement. Nothing in this Section 1.01(c) shall affect in any way the indemnification or other obligations provided for in Section 5.07.

(d)            From and after the Effective Time, until their resignation or removal or until their successors are duly elected or appointed and qualified in accordance with applicable Law, each officer and authorized signatory of the Company as of immediately prior to the Effective Time shall be an officer of the Surviving Company;

(e)            As of the Effective Time, by virtue of the Merger and without any action on the part of any of the parties hereto or the holders of any of the Company Interests of the parties, the following shall occur:

(i)            all of the issued and outstanding limited liability company interests in Merger Sub shall no longer be outstanding and shall automatically be cancelled and cease to exist;

(ii)            (A) the Company Interests held by the Company Owners shall automatically be cancelled and converted into the right of the Company Owners (or Ultimate Company Owners, as applicable) to receive an amount in cash equal to the Closing Cash Consideration, in addition to the other consideration contemplated by this Agreement, in accordance with the terms of this Agreement and without any action on the part of the holder thereof and (B) the Company Rollover Interests held by OpCo or any of its Subsidiaries pursuant to the Rollover Agreement shall remain outstanding and each Rollover Holder shall receive the consideration set forth in the Rollover Agreement.

Section 1.02      Closing. The closing of the Transactions (the “Closing”) shall take place remotely by electronic exchange of documents at 8:00 a.m. Eastern Time (i) on the fifth Business Day following the date of satisfaction (or, to the extent permitted by applicable Law, waiver by the party or parties entitled to waive such conditions in accordance with the terms of this Agreement) of all of the conditions set forth in Article VI (other than those conditions which by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions in accordance with the terms of this Agreement); provided that, if all of the conditions set forth in Article VI have been satisfied or, to the extent permitted by applicable Law, waived by the party or parties entitled to waive such conditions in accordance with the terms of this Agreement (other than those conditions which by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions in accordance with the terms of this Agreement) on or after December 1, 2026 and before December 24, 2026, then the Closing shall take place on January 4, 2027 or (ii) at such other place, time and date as shall be agreed in writing between Parent and the Company.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 1.03      Deliveries at Closing.

(a)            Deliveries by Parent. At the Closing:

(i)            Parent shall deliver, or cause to be delivered, to the Ultimate Company Owners (in accordance with their respective allocations set forth under the heading “Closing Cash Consideration” on Schedule 2) by wire transfer of immediately available funds to the bank account(s) designated in writing by ACHP II (such designation to be made at least two (2) Business Days prior to the Closing Date), an amount in cash equal to the Closing Cash Consideration;

(ii)            Parent shall deliver, or cause to be delivered, on behalf of the Company or its applicable Affiliate, by wire transfer of immediately available funds to the bank account(s) designated in writing by such Person (such designation to be made at least two (2) Business Days prior to the Closing Date), an amount of cash equal to the Transaction Expenses due and payable at the Closing to each Person owed such Transaction Expenses, as set forth in the Estimated Closing Statement and the applicable Invoice delivered pursuant to Section 5.08(b); provided that, to the extent any Transaction Expenses are payable to any Company Employee, as promptly as practicable following the Closing (but in any event no later than the first payroll date that occurs more than five (5) Business Days after the Closing Date), Parent shall cause the Company to distribute such amounts to such Company Employee through the payroll systems of the Company or any Company Subsidiary, as applicable, in accordance with the Estimated Closing Statement;

(iii)           Parent (or its applicable Affiliate) shall issue and deliver, or cause to be issued or delivered, to each Rollover Holder in accordance with such Rollover Holder’s Rollover Agreement, a number of Rollover Interests (along with reasonable evidence of such issuance) with a value equal to (A) the Closing Rollover Amount multiplied by (B) the percentage corresponding to such Rollover Holder set forth under the heading “Closing Rollover Amount” on Schedule 2;

(iv)           Parent shall deliver, or cause to be delivered, to the Escrow Agent, the Adjustment Escrow Amount, to be deposited by the Escrow Agent into an escrow account designated by the Escrow Agent, to be held and distributed in accordance with the terms of this Agreement and the Escrow Agreement;

(v)            Parent shall deliver, or cause to be delivered, to the Seller Representative, by wire transfer of immediately available funds to the Holdback Account, an amount in cash equal to the Holdback Amount;

(vi)          each Buyer Party shall deliver, or cause to be delivered, to the applicable counterpart(ies), a duly executed counterpart by such Buyer Party to each Ancillary Agreement to which such Buyer Party is contemplated to be a party that has not already been executed; and

(vii)          Parent shall deliver, or cause to be delivered, to the Company, the certificate to be delivered pursuant to Section 6.03(b).

(b)            Deliveries by the Company Owners. At the Closing:

(i)             ACHP II shall deliver, or cause to be delivered, to the applicable counterpart(ies), a duly executed counterpart by each Company Owner or its applicable Affiliate to each Ancillary Agreement to which such Company Owner or such Affiliate is contemplated to be a party that has not already been executed;

(ii)            ACHP II shall deliver, or cause to be delivered, to Parent, a duly executed Payoff Letter;

(iii)           ACHP II shall deliver, or cause to be delivered, to Parent, a valid and duly executed Internal Revenue Service Form W-9 in respect of each Company Owner and each Rollover Holder;

(iv)           ACHP II shall deliver, or cause to be delivered, to Parent a valid and duly executed Internal Revenue Service Form W-9 or applicable Form W-8 from each payee of Transaction Expenses other than any such payee that is a Company Employee; and

(v)            the Company shall deliver, or cause to be delivered, to Parent, the certificate to be delivered pursuant to Section 6.02(c).

Section 1.04      Purchase Price Adjustment.

(a)            Estimated Closing Calculations. Not less than five (5) Business Days prior to the Closing Date, the Company shall prepare in good faith and deliver to Parent a written statement (the “Estimated Closing Statement”) setting forth (i) the Company’s good faith estimates of Closing Cash, Closing Working Capital, Closing Indebtedness and Transaction Expenses, and (ii) the Company’s good faith calculation of Closing Equity Value (“Estimated Closing Equity Value”), Closing Cash Consideration and Closing Rollover Amount, in each case of clauses (i) - (ii), calculated in accordance with this Agreement and the Accounting Principles (where applicable), together with reasonable schedules and data supporting the calculations set forth in the Estimated Closing Statement. The Estimated Closing Statement and the determinations contained therein shall be prepared in accordance with this Agreement. The Company shall provide to Parent reasonable supporting documentation and access to personnel as Parent may reasonably request in order to permit Parent to review the Estimated Closing Statement; provided that such access shall be during normal business hours and conducted in a manner not to unreasonably interfere with the businesses or operations of the Company and the Company Subsidiaries and shall be subject to execution of customary access letters or release agreements with respect to any work papers. Parent shall have a reasonable opportunity to review and comment on the form and content of the Estimated Closing Statement, which comments the Company shall reasonably consider in good faith in determining whether any adjustments to the Estimated Closing Statement are necessary or appropriate. The Estimated Closing Statement, as it may be so adjusted pursuant to the immediately preceding sentence, shall be binding on the parties solely for the purposes of determining the amounts to be paid by Parent pursuant to Section 1.03(a); provided that if Parent and the Company do not agree in writing upon any or all of the adjustments set forth in the Estimated Closing Statement, then the amount of such disputed adjustment or adjustments used to determine the amounts to be paid by Parent pursuant to Section 1.03(a) shall be that amount set forth in the Estimated Closing Statement delivered by the Company to Parent pursuant to this Section 1.04(a). An illustrative example of the Estimated Closing Statement and calculation of Closing Working Capital, Closing Indebtedness, Closing Cash and Transaction Expenses is attached to the Accounting Principles and it is intended to illustrate the methodology and classification of items to be used in preparing the Closing Statement, and while the specific balances set forth therein are illustrative only, the principles of classification and application reflected therein are in accordance with the Accounting Principles and shall be applied in the preparation of the Closing Statement.

(b)            Final Closing Calculations.

(i)            As promptly as practicable, and in any event within 120 days after the Closing Date, Parent shall prepare and deliver to the Seller Representative a statement (the “Closing Statement”) setting forth (A) Parent’s good faith calculations of Closing Cash, Closing Working Capital, Closing Indebtedness and Transaction Expenses, and (B) Parent’s good faith calculation of the Closing Equity Value, Closing Cash Consideration and the Closing Rollover Amount, in each case, calculated in accordance with this Agreement and the Accounting Principles (where applicable), together with reasonable schedules and data supporting the calculations set forth in the Closing Statement. Parent shall provide to the Seller Representative reasonable supporting documentation and access to personnel as the Seller Representative may reasonably request in order to permit the Seller Representative to review the Closing Statement; provided that such access shall be during normal business hours and conducted in a manner not to unreasonably interfere with the businesses or operations of Parent and shall be subject to execution of customary access letters or release agreements with respect to any work papers; provided, further, that no such documentation shall be made available to the extent that it would require Parent to disclose information in a manner that would jeopardize attorney-client privilege or attorney work-product privilege, provided, further, that Parent shall use reasonable endeavors to provide such access (or as much access as is possible) or develop an alternative method of providing such access in a manner that does not result in such jeopardy.

(ii)            The Closing Statement shall become final, binding and non-appealable by the parties on the 30th day following receipt thereof by the Seller Representative (the “Adjustment Disagreement Deadline”), unless the Seller Representative gives written notice of its disagreement with the Closing Statement to Parent prior to the Adjustment Disagreement Deadline (a “Notice of Disagreement”), (A) specifying in reasonable detail the nature and amount of any disagreements so asserted (including reasonable supporting documentation), which disagreements shall be limited to those based on mathematical errors in the calculation of any amount set forth in the Closing Statement, or based on any such amount not being calculated in accordance with the terms of this Agreement or the Accounting Principles (where applicable) and (B) including the monetary impact of such disagreements on Closing Cash, Closing Working Capital, Closing Indebtedness, Transaction Expenses, the Closing Equity Value, Closing Cash Consideration and Closing Rollover Amount. If a Notice of Disagreement is timely received by Parent in accordance with this paragraph, then the Closing Statement (as revised in accordance with this Agreement) shall become final, binding and non-appealable by the parties on the earlier of (A) the date on which Parent and the Seller Representative resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement (with such resolutions amending the Closing Statement accordingly) and (B) other than in the case of fraud or manifest error, the date on which all such disputed matters are finally resolved in writing by the Independent Expert pursuant to the procedures set forth in this Section 1.04 (with such resolutions amending the Closing Statement accordingly). During the 30-day period following the delivery of the Notice of Disagreement, Parent and the Seller Representative shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement. At the end of such 30-day period, Parent and the Seller Representative shall submit to the Independent Expert for review any and all matters that remain in dispute and were included in the Notice of Disagreement received by Parent. Parent and the Seller Representative shall instruct the Independent Expert to render its decision as to the disputed items and the effect of its decision on the Closing Statement as promptly as practicable but in no event later than 30 days after the date of such submission. Any further submissions to the Independent Expert must be written and delivered to each party to the dispute. Each party to the dispute shall furnish to the Independent Expert such working papers and other relevant documents and information relating to the disputed items (subject, as applicable, to execution of customary access letters or release agreements with respect to any work papers), and shall accept interviews and answer questions, as the Independent Expert may reasonably request in connection with its determination of such disputed items. Each party shall provide copies to the other of any documentation provided to the Independent Expert simultaneously with delivery of the same to the Independent Expert. In the event any party to the dispute shall participate in teleconferences or meetings with, or make presentations to, the Independent Expert, the other party to the dispute shall be entitled to participate in such teleconferences, meetings or presentations. Neither party (nor any of their respective Representatives) shall participate in any meeting or discussion with the Independent Expert without providing the other a reasonable opportunity to attend or participate. The terms of appointment and engagement of the Independent Expert shall be as agreed upon between the parties to the dispute and the Independent Expert in writing.

(iii)            The scope of unresolved items to be resolved by the Independent Expert shall be limited to the disputed items specifically set forth in the Notice of Disagreement (other than matters thereafter resolved by mutual written agreement of Parent and the Seller Representative), and the scope of review by the Independent Expert shall be limited to correcting mathematical errors and determining whether the unresolved items were determined in accordance with the terms of this Agreement or the Accounting Principles (where applicable) (regardless of whether such errors or items are the subject of a representation or warranty hereunder). In resolving any such disputed item, the Independent Expert (A) shall act in the capacity of an expert and not as an arbitrator, (B) shall base its determination solely on written materials and oral communications provided to the Independent Expert in accordance with this Section 1.04(b) (i.e., not on independent review) and (C) in no event shall the Independent Expert’s determination of such disputed item be for an amount that is outside the range of Parent’s and the Seller Representative’s disagreement in the Closing Statement and Notice of Disagreement. The Independent Expert is not authorized to, and shall not, make any other determination, including (x) any determination with respect to any matter included in the Closing Statement or the Notice of Disagreement that was not submitted for resolution to the Independent Expert and (y) any determination as to the accuracy of any representations or warranties set forth in this Agreement or as to compliance by any party with any of its covenants set forth in this Agreement.

(iv)            The final determination by the Independent Expert of the matters submitted to it pursuant to this Section 1.04(b) shall (A) be in writing, (B) include the Independent Expert’s calculation of the Closing Equity Value, Closing Cash Consideration and Closing Rollover Amount, (C) include the Independent Expert’s determination of each item submitted to it pursuant to this Section 1.04(b) and (D) include a brief summary of the Independent Expert’s reasons for its determination as to each item. The resolution of disputed items by the Independent Expert shall be final, binding and non-appealable by the parties (other than in the case of fraud or manifest error) and an order may be entered in respect thereof by a court having jurisdiction over the party against which such determination is to be enforced. The Closing Equity Value, as finally determined in accordance this Section 1.04(b), is referred to as the “Final Closing Equity Value”.

(v)            The fees and expenses of the Independent Expert incurred pursuant to this Section 1.04(b) shall be borne by Parent and the Seller Representative (from the Holdback Account; provided that the Company Owners shall be liable for any amounts owed pursuant to this Section 1.04(b)(v) if there are insufficient funds in the Holdback Account to bear such amounts) in inverse proportion to how accurate each party’s position was with respect to the matters resolved by the Independent Expert, which proportionate allocations shall be determined by the Independent Expert at the time the determination of the Independent Expert is rendered on the merits of the matters submitted. The fees, costs and expenses of Parent incurred in connection with its review of the Closing Statement, its preparation of the Notice of Disagreement and its preparation of any written submission to the Independent Expert shall be borne by Parent, and the fees, costs and expenses of the Seller Representative incurred in connection with the preparation of the Closing Statement, its review of the Notice of Disagreement and its preparation of any written submission to the Independent Expert shall be borne by the Seller Representative (from the Holdback Amount; provided that the Company Owners shall be liable for any amounts owed pursuant to this Section 1.04(b)(v) if there are insufficient funds in the Holdback Account to bear such amounts). The Independent Expert shall determine all disputed item(s) and amount(s) in accordance with the provisions of this Section 1.04.

(c)            Notwithstanding anything herein to the contrary, except in the case of fraud or manifest error, the process set forth in this Section 1.04 shall be the sole and exclusive remedy of the parties for any disputes related to the determination of Closing Cash, Closing Working Capital, Transaction Expenses, the Closing Equity Value, Closing Cash Consideration and Closing Rollover Amount.

Section 1.05      Purchase Price Adjustment Payment.

(a)            Within five (5) Business Days after the Closing Statement becomes final, binding and non-appealable by the parties in accordance with Section 1.04(b):

(i)            if the Final Closing Equity Value is greater than the Estimated Closing Equity Value (such difference expressed as a positive number, the “Net Positive Adjustment Amount”), then Parent and the Seller Representative shall provide a joint written instruction to the Escrow Agent to release from the Adjustment Escrow Fund (x) to the Seller Representative (for further distribution to the Ultimate Company Owners in accordance with their respective allocations set forth under the heading “Adjustment Escrow Amount” on Schedule 2) an amount equal to the lesser of (A) the Net Positive Adjustment Amount and (B) the Adjustment Escrow Amount and (y) to Parent, any remaining Adjustment Escrow Amount after giving effect to the release contemplated by the foregoing clause (x). To the extent the Net Positive Adjustment Amount exceeds the Adjustment Escrow Amount, then Parent shall, within five (5) Business Days following the final determination of the Net Positive Adjustment Amount, pay (or cause to be paid) to the Seller Representative (for further distribution to the Ultimate Company Owners in accordance with their respective allocations set forth under the heading “Adjustment Escrow Amount” on Schedule 2) an amount equal to such excess, by wire transfer of immediately available funds to the account(s) designated in writing by the Seller Representative (such designation to be made at least two (2) Business Days prior to the Closing Date); and

(ii)            if the Final Closing Equity Value is less than the Estimated Closing Equity Value (such difference expressed as a positive number, the “Net Negative Adjustment Amount”), then Parent and the Seller Representative shall provide a joint written instruction to the Escrow Agent to release from the Adjustment Escrow Fund (x) to Parent an amount equal to the lesser of (A) the Net Negative Adjustment Amount and (B) the Adjustment Escrow Amount and (y) to the Seller Representative (for further distribution to the Ultimate Company Owners in accordance with their respective allocations set forth under the heading “Adjustment Escrow Amount” on Schedule 2), any remaining Adjustment Escrow Amount after giving effect to the release contemplated by the foregoing clause (x). To the extent the Net Negative Adjustment Amount exceeds the Adjustment Escrow Amount (such excess, the “Excess Negative Adjustment Amount”), such Excess Negative Adjustment Amount shall be set off against and reduce, on a dollar-for-dollar basis, any Earn-Out Payment Amounts otherwise payable pursuant to Section 1.06, in the order such payments become due, until fully satisfied.

(b)            Any payment made pursuant to this Section 1.05 shall, to the extent permitted by applicable Law, be treated for Tax purposes as an adjustment to the consideration paid in exchange for the Company Interests. The owner of the Adjustment Escrow Amount shall be Parent for Tax purposes.

Section 1.06      Earn-Out.

(a)            Earn-Out Definitions. As used herein:

(i)             “2027 Target Earnings Amount” has the meaning set forth in the Earn-Out Terms.

(ii)            “2028 Target Earnings Amount” has the meaning set forth in the Earn-Out Terms.

(iii)           “2029 Target Earnings Amount” has the meaning set forth in the Earn-Out Terms.

(iv)           “2027 Earn-Out Payment Amount” has the meaning set forth in the Earn-Out Terms.

(v)            “2028 Earn-Out Payment Amount” has the meaning set forth in the Earn-Out Terms.

(vi)           “2029 Earn-Out Payment Amount” has the meaning set forth in the Earn-Out Terms.

(vii)          “Earn-Out Measurement Date” means (A) with respect to the 2027 Earn-Out Payment Amount, December 31, 2027, (B) with respect to the 2028 Earn-Out Payment Amount, December 31, 2028 and (C) with respect to the 2029 Earn-Out Payment Amount, December 31, 2029.

(viii)         “Earn-Out Payment Amount” means (A) with respect to the calendar year ended December 31, 2027, the 2027 Earn-Out Payment Amount, (B) with respect to the calendar year ended December 31, 2028, the 2028 Earn-Out Payment Amount and (C) with respect to the calendar year ended December 31, 2029, the 2029 Earn-Out Payment Amount.

(ix)           “Earn-Out Terms” means those terms set forth on Schedule 3.

(x)            “Fee Related Earnings” means, with respect to each applicable calendar year, the net income of the Company Business for such period calculated in accordance with the FRE Principles.

(xi)           “FRE Catch-Up Fees” has the meaning set forth in the FRE Principles.

(xii)          “FRE Principles” means those principles set forth on Schedule 4.

(xiii)         “Reimbursable Expenses” has the meaning set forth in the FRE Principles.

(xiv)         “Specified Buyer Client” means each investment fund or vehicle (excluding the Company Clients) advised, managed, sponsored, launched or controlled by Parent or any of its Affiliates (including as a result of an acquisition of another investment management business (including a Parent Alternative Acquisition)), in each case, whose primary investment strategy is a Competing Strategy.

(b)            Determination of Earn-Out Payment Amount.

(i)            On or before the date that is 90 days following each Earn-Out Measurement Date, Parent or its designee shall prepare, or cause to be prepared, and deliver to the Seller Representative a written statement (an “Earn-Out Statement”) setting forth Parent’s good faith calculation of the Earn-Out Payment Amount in respect of such Earn-Out Measurement Date. Each Earn-Out Statement and the determinations contained therein shall be prepared in accordance with this Agreement. Parent shall provide to the Seller Representative such reasonable supporting documentation as the Seller Representative may reasonably request to permit the Seller Representative to review each Earn-Out Statement. Following the delivery of each Earn-Out Statement until the earlier of (A) the delivery of an Earn-Out Disagreement Notice and (B) the Earn-Out Disagreement Deadline for such Earn-Out Statement, Parent shall provide the Seller Representative and its Representatives with, upon reasonable notice, reasonable access during normal business hours to the Company’s and its Subsidiaries’ books and records and other information, as of the Earn-Out Measurement Date in respect of such Earn-Out Statement, in each case, to the extent reasonably necessary for the Seller Representative to review Parent’s calculation of the Earn-Out Payment Amount set forth in such Earn-Out Statement; provided that such access shall be during normal business hours and conducted in a manner not to unreasonably interfere with the businesses or operations of Parent and shall be subject to execution of customary access letters or release agreements with respect to any work papers; provided, further, that no such access shall be permitted to the extent that it would require Parent, the Company or any of their respective Affiliates or any Company Clients to disclose information in a manner that would jeopardize attorney-client privilege or attorney work-product privilege, provided, further, that Parent shall use reasonable endeavors to provide such access (or as much access as is possible) or develop an alternative method of providing such access in a manner that does not result in such jeopardy.

(ii)            The Earn-Out Statement in respect of each Earn-Out Measurement Date shall become final, binding and non-appealable by the parties on the 30th day following receipt thereof by the Seller Representative (with respect to each Earn-Out Measurement Date, the “Earn-Out Disagreement Deadline”), unless the Seller Representative gives written notice of its disagreement with such Earn-Out Statement to Parent prior to such Earn-Out Disagreement Deadline (such notice, an “Earn-Out Disagreement Notice”), specifying in reasonable detail the nature and amount of any disagreements so asserted (including reasonable supporting documentation), and including objections only based on mathematical errors in the calculation of Earn-Out Payment Amount set forth in such Earn-Out Statement or any other amount set forth in such Earn-Out Statement, or based on any such amount not being calculated in accordance with the terms of this Agreement. To the extent not set forth in an Earn-Out Disagreement Notice for any Earn-Out Statement and received by Parent prior to the applicable Earn-Out Disagreement Deadline, the Seller Representative shall be deemed to have agreed with Parent’s calculations of all items and amounts contained in such Earn-Out Statement and such items and amounts shall be final, binding and non-appealable by the parties. If an Earn-Out Disagreement Notice for any Earn-Out Statement is received by Parent prior to the applicable Earn-Out Disagreement Deadline, then such Earn-Out Statement (as revised in accordance with this Section 1.06) shall become final, binding and non-appealable by the parties on the earlier of (A) the date on which Parent and the Seller Representative resolve in writing any differences they have with respect to the matters specified in such Earn-Out Disagreement Notice (with the final Earn-Out Statement in respect thereof to be amended in accordance with the resolution reached) and (B) other than in the case of fraud or manifest error, the date on which all such disputed matters are finally resolved in writing by the Independent Expert pursuant to the procedures set forth in this Section 1.06. During the 30-day period following the delivery of an Earn-Out Disagreement Notice, Parent and the Seller Representative shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in such Earn-Out Disagreement Notice. At the end of such 30-day period, without limitation of any party’s right at any time to bring an Action in respect of any disputed matters in accordance with Section 9.13 with respect to any matters other than those factual matters to be resolved by the Independent Expert pursuant to this Section 1.06, Parent and the Seller Representative shall submit to the Independent Expert for review any and all matters that remain in dispute and were included in such Earn-Out Disagreement Notice received by Parent prior to the applicable Earn-Out Disagreement Deadline. Parent and the Seller Representative shall instruct the Independent Expert to render its decision as to the disputed items and the effect of its decision on the Earn-Out Statement to which such Earn-Out Disagreement Notice relates as promptly as practicable but in no event later than 30 days after the date of such submission. Any further submissions to the Independent Expert must be written and delivered to each party to the dispute. Each party to the dispute shall furnish to the Independent Expert such working papers and other relevant documents and information relating to the disputed items (subject, as applicable, to execution of customary access letters or release agreements with respect to any work papers), and shall participate in interviews and answer questions as the Independent Expert may reasonably request in connection with its determination of such disputed items. Each party shall provide copies to the other of any documentation provided to the Independent Expert simultaneously with delivery of the same to the Independent Expert. In the event any party to the dispute shall participate in teleconferences or meetings with, or make presentations to, the Independent Expert, the other party to the dispute shall be entitled to participate in such teleconferences, meetings or presentations. Neither party (nor any of their respective Representatives) shall participate in any meeting or discussion with the Independent Expert without providing the other a reasonable opportunity to attend or participate. The terms of appointment and engagement of the Independent Expert shall be as agreed upon between the parties in writing.

(iii)            The scope of unresolved items to be resolved by the Independent Expert with respect to any Earn-Out Statement shall be limited to the disputed items specifically set forth in the Earn-Out Disagreement Notice for such Earn-Out Statement (other than matters thereafter resolved by mutual written agreement of Parent and ACH), and the scope of review by the Independent Expert shall be limited to determining the correct calculations to be used with respect to the unresolved, determining whether the unresolved items were determined in accordance with the terms of this Agreement and otherwise resolving any legal or other items subject to dispute as set forth in the Earn-Out Disagreement Notice. In resolving any such disputed item, the Independent Expert (A) shall act in the capacity of an expert and not as an arbitrator, (B) shall not assign a value to any disputed item greater than the greatest value for such item, or less than the smallest value for such item, claimed in such Earn-Out Statement or such Earn-Out Disagreement Notice and (C) shall base its determination solely on written materials and oral communications provided to the Independent Expert in accordance with this Section 1.06(b) (i.e., not on independent review). The Independent Expert is not authorized to, and shall not, make any other determination, including (1) any determination with respect to any matter included in such Earn-Out Statement or such Earn-Out Disagreement Notice that was not submitted for resolution to the Independent Expert and (2) any determination as to the accuracy of any representations or warranties set forth in this Agreement or as to compliance by any party with any of its covenants set forth in this Agreement.

(iv)            The final determination by the Independent Expert of the matters submitted to it pursuant to this Section 1.06(b) with respect to any Earn-Out Measurement Date shall (A) be in writing, (B) include the Independent Expert’s calculation of the Earn-Out Payment Amount for such Earn-Out Measurement Date, (C) include the Independent Expert’s determination of each item submitted to it pursuant to this Section 1.06(b) and (D) include a brief summary of the Independent Expert’s reasons for its determination as to each item. The resolution of disputed items by the Independent Expert shall be final, binding and non-appealable by the parties (other than in the case of fraud or manifest error), and an order may be entered in respect thereof by a court having jurisdiction over the party against which such determination is to be enforced. The final Earn-Out Statement with respect to each Earn-Out Measurement Date shall be amended in accordance with the determination of the Independent Expert.

(v)            The fees and expenses of the Independent Expert incurred pursuant to this Section 1.06(b) shall be borne by Parent and the Seller Representative (from the Holdback Amount; provided that the Company Owners shall be liable for any amounts owed pursuant to this Section 1.06(b) if there are insufficient funds in the Holdback Account to bear such amounts) in inverse proportion to how accurate each party’s position was with respect to matters resolved by the Independent Expert, which proportionate allocations shall be determined by the Independent Expert at the time the determination of the Independent Expert is rendered on the merits of the matters submitted. The Independent Expert shall determine all disputed item(s) and amount(s) in accordance with the provisions of this Section 1.06(b).

(vi)            Notwithstanding anything herein to the contrary, except in the case of fraud or manifest error, the process set forth in this Section 1.06(b) shall be the sole and exclusive remedy of the parties for any disputes related to the determination of each Earn-Out Payment Amount.

(c)            Payment of Earn-Out Payment Amount. Subject to Parent’s right of setoff pursuant to Section 1.05(a)(ii), if the Earn-Out Payment Amount with respect to any Earn-Out Measurement Date exceeds zero, then, within five (5) Business Days after the Earn-Out Statement for such Earn-Out Payment Amount becomes final, binding and non-appealable by the parties in accordance with Section 1.06(b), Parent shall pay to the Ultimate Company Owners (in accordance with their respective allocations set forth under the heading “Earn-Out Payment Amount” on Schedule 2) an amount equal to such Earn-Out Payment Amount, by wire transfer of available funds to an account or the accounts designated by the Seller Representative within two (2) Business Days prior to the date of such payment.

(d)            Certain Agreements.

(i)            During the period from the Closing until the last Earn-Out Measurement Date, Parent shall not take, or omit to take, any action with the intent of adversely affecting the Ultimate Company Owners’ ability to receive the maximum Earn-Out Payment Amount with respect to any Earn-Out Measurement Date or otherwise circumventing the obligation of Parent to pay any Earn-Out Payment Amount when due hereunder.

(ii)            In connection with the consummation of any Control Transaction in respect of Parent, Parent shall cause the buyer in such transaction to expressly assume Parent’s obligations under this Section 1.06 on or prior to the closing of such Control Transaction.

(e)            Acceleration Events. If any of the following events occurs during the period from the Closing until the last Earn-Out Measurement Date, then the Earn-Out Payment Amount with respect to each Earn-Out Measurement Date occurring after the date such event occurs (calculated as if the maximum Earn-Out Payment Amount were achieved pursuant to this Section 1.06) shall, automatically without any further action of any Person, become immediately due and payable to the Ultimate Company Owners upon the occurrence of such events; provided that, notwithstanding anything to the contrary, this Section 1.06(e) shall serve as the Ultimate Company Owners’ sole and exclusive remedy under this Agreement and the Governance Agreement in connection with any of the following events:

(i)            a material breach of any obligation of Parent under the Governance Agreement or of Section 1.06(d), provided that, to the extent such breach is curable, Parent shall have a thirty (30) day cure period in respect of such breach;

(ii)            a wind down or substantial wind down of the operations of the Company Business, except (i) as a result of the termination of two or more Senior Principals for Cause (as defined in their Requisite Employment Agreement), (ii) upon the occurrence of a Company Material Adverse Effect, (iii) as a result of Fraud by the Company or a Senior Principal in connection with the consummation of the transactions contemplated hereby, or (iv) as a result of requirements of applicable Law or any final Order (but only with respect to the portion of the Company Business that is so required to be wound down);

(iii)            the termination of any Senior Principal without Cause or the termination by any Senior Principal of his employment for Good Reason (as each such term is defined in such Senior Principal’s Requisite Employment Agreement); or

(iv)            the entry by Parent or any of its Affiliates into binding definitive documents with respect to any transaction (or series of related transactions), whether structured as a merger, consolidation, share exchange, tender or exchange offer, business combination, asset sale, reorganization, recapitalization, liquidation, dissolution or other similar transaction, pursuant to which a Person that is not an Affiliate of Parent directly or indirectly acquires (x) more than 50% of the outstanding equity interests or voting power of the Company (or its successor) or (y) all or a material portion of the assets of the Company Business (such transaction, a “Control Transaction”); provided, however, that the foregoing shall not include (A) the Buyer Acquisition or (B) any Control Transaction in respect of Parent that is not effectuated with the intent of circumventing the restrictions contained in this Section 1.06(e)(iv) or (C) any IPO, direct listing or other public offering of equity securities of Parent, the entities comprising the Company Business or any of their respective Affiliates.

(f)            Tax Treatment of Earn-Out Payment Amount. The parties hereto agree that the receipt of the Earn-Out Payment Amount shall be treated as deferred purchase price for U.S. federal and all other applicable state, local and non-U.S. Tax purposes. ACHP II and Parent shall, and shall cause their respective Affiliates to, (i) prepare and file all U.S. federal, state and local Tax Returns in a manner consistent therewith and (ii) not take any position for U.S. federal (or other applicable state or local) income Tax purposes inconsistent therewith on any Tax Return, in connection with any Tax proceeding or otherwise, in each case, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state or local Law).

(g)            Earn-Out Catch-Up Fees. With respect to each Earn-Out Payment Amount:

(i)            If any FRE Catch-Up Fees or Reimbursable Expenses attributable to the calendar year ending on a particular Earn-Out Measurement Date, as determined in accordance with the FRE Principles, are received following such Earn-Out Measurement Date but prior to the delivery of the Earn-Out Statement in respect of such Earn-Out Measurement Date, then, to the extent reasonably practicable, such FRE Catch-Up Fees and Reimbursable Expenses, as applicable, will be included in such Earn-Out Statement and the calculation of such Earn-Out Payment Amount in respect of such Earn-Out Measurement Date in accordance with the FRE Principles;

(ii)            If such FRE Catch-Up Fees or Reimbursable Expenses, as applicable, are received following such Earn-Out Measurement Date but are not included in the applicable Earn-Out Statement in accordance with Section 1.06(g)(i), then, on or around September 30 of the calendar year following the calendar year during which such Earn-Out Measurement Date occurs, Parent or its designee shall prepare, or cause to be prepared, and deliver to the Seller Representative a single written statement for such calendar year (an “Earn-Out Catch-Up Statement”) setting forth Parent’s good faith recalculation of such Earn-Out Payment Amount (for the avoidance of doubt, with the recalculation limited to such FRE Catch-Up Fees and Reimbursable Expenses, as applicable) in accordance with the FRE Principles; provided such FRE Catch-Up Fees and Reimbursable Expenses, as applicable, are received within a reasonable period prior to the delivery of such Earn-Out Catch-Up Statement. To the extent such recalculated Earn-Out Payment Amount is greater than the Earn-Out Payment Amount that was paid by Parent in accordance with Section 1.06(c) in respect of such Earn-Out Measurement Date (i.e., prior to the recalculation thereof pursuant to this Section 1.06(g)(ii)), then, within five (5) Business Days after such Earn-Out Catch-Up Statement becomes final, binding and non-appealable in accordance with Section 1.06(g)(v) and Section 1.06(b), Parent shall pay such excess amount to the Ultimate Company Owners (in accordance with their respective allocations set forth under the heading “Earn-Out Payment Amount” on Schedule 2), by wire transfer of available funds to an account or the accounts designated by the Seller Representative within two (2) Business Days prior to the date of such payment;

(iii)            If any FRE Catch-Up Fees or Reimbursable Expenses are received following such Earn-Out Measurement Date but are not included in the applicable Earn-Out Statement in accordance with Section 1.06(g)(i) or the applicable Earn-Out Catch-Up Statement in accordance with Section 1.06(g)(ii), then, provided such FRE Catch-Up Fees and Reimbursable Expenses, as applicable, are received within a reasonable period prior to the preparation of the next subsequent Earn-Out Statement, Parent shall include in such next subsequent Earn-Out Statement a recalculation of the Earn-Out Payment Amount in respect of the Earn-Out Measurement Date to which such FRE Catch-Up Fees and Reimbursable Expenses, as applicable, are attributable in accordance with the FRE Principles (for the avoidance of doubt, taking into account such FRE Catch-Up Fees and such Reimbursable Expenses, as applicable). To the extent such recalculated Earn-Out Payment Amount is greater than the Earn-Out Payment Amount that was paid by Parent in accordance with Section 1.06(c) in respect of such Earn-Out Measurement Date (i.e., prior to the recalculation thereof pursuant to this Section 1.06(g)(iii)), then, within five (5) Business Days after such Earn-Out Statement becomes final, binding and non-appealable in accordance with Section 1.06(g)(v) and Section 1.06(b), Parent shall pay such excess amount to the Ultimate Company Owners (in accordance with their respective allocations set forth under the heading “Earn-Out Payment Amount” on Schedule 2), by wire transfer of available funds to an account or the accounts designated by the Seller Representative within two (2) Business Days prior to the date of such payment; and

(iv)            If any such FRE Catch-Up Fees or Reimbursable Expenses are received (A) following such Earn-Out Measurement Date but are not included in the applicable Earn-Out Statement in accordance with Section 1.06(g)(i), any applicable Earn-Out Catch-Up Statement in accordance with Section 1.06(g)(ii) or any subsequent Earn-Out Statement in accordance with Section 1.06(g)(iii) and (B) prior to the third (3rd) anniversary of the last Earn-Out Measurement Date, then Parent shall, as soon as reasonably practicable following the receipt of such FRE Catch-Up Fees and Reimbursable Expenses, as applicable, prepare, or cause to be prepared, and deliver to the Seller Representative an Earn-Out Catch-Up Statement setting forth Parent’s good faith recalculation of the Earn-Out Payment Amount in respect of the Earn-Out Measurement Date to which such FRE Catch-Up Fees and Reimbursable Expenses, as applicable, are attributable in accordance with the FRE Principles (for the avoidance of doubt, with the recalculation limited to such FRE Catch-Up Fees and Reimbursable Expenses, as applicable). To the extent such recalculated Earn-Out Payment Amount set forth on such Earn-Out Catch-Up Statement is greater than the Earn-Out Payment Amount that was paid by Parent in accordance with Section 1.06(c) in respect of such Earn-Out Measurement Date (i.e., prior to the recalculation thereof pursuant to this Section 1.06(g)(iv)), then, within five (5) Business Days after such Earn-Out Catch-Up Statement becomes final, binding and non-appealable in accordance with Section 1.06(g)(v) and Section 1.06(b), Parent shall pay such excess amount to the Ultimate Company Owners (in accordance with their respective allocations set forth under the heading “Earn-Out Payment Amount” on Schedule 2), by wire transfer of available funds to an account or the accounts designated by the Seller Representative within two (2) Business Days prior to the date of such payment.

(v)            The dispute resolution mechanics set forth in Section 1.06(b) shall apply to this Section 1.06(g), mutatis mutandis.

(vi)            In all cases, in no event shall the Parent pay to the Ultimate Company Owners any amount pursuant to this Section 1.06(g) or otherwise in respect of FRE Catch-Up Fees, in excess of the maximum amount payable by Parent to the Company Owners pursuant to this Section 1.06 in respect of each applicable Earn-Out Payment Amount. For the avoidance of doubt, FRE Catch-Up Fees shall be recognized on a non-duplicative basis, and Parent shall reasonably adjust any subsequent Earn-Out Statements delivered pursuant to Section 1.06(g) to eliminate any duplication.

(h)            Management LTIP. Concurrently with the payment by Parent of each Earn-Out Payment Amount in accordance with Section 1.06(c) and Section 1.06(g), Parent shall contribute (or cause to be contributed) to the Management LTIP such additional amounts, if any, as determined in accordance with the Earn-Out Terms.

Section 1.07      Seller Representative.

(a)            By the execution of this Agreement and participation in any of the Transactions and receipt of any of the direct or indirect benefits thereof, including the right to receive directly or indirectly any of the consideration payable in connection with the Transactions, each Company Owner and Ultimate Company Owner hereby irrevocably appoints the Seller Representative as the sole representative of such Company Owner and Ultimate Company Owner to act as the agent and on behalf of such Company Owner and Ultimate Company Owner for all purposes under this Agreement and the Ancillary Agreements, including the full power and authority to act on such Company Owner’s and Ultimate Company Owner’s behalf, including for the purposes of (A) delivery of wire instructions to Parent in connection therewith, (B) making any payments on behalf of such Company Owner and Ultimate Company Owner and collecting from such Company Owner and Ultimate Company Owner any amounts paid in settlement of any claims under this Agreement or any of the Ancillary Agreements, and withholding any amounts received on behalf of such Company Owner and Ultimate Company Owner or otherwise to satisfy any and all obligations or liabilities incurred by such Company Owner, Ultimate Company Owner or the Seller Representative in performance of its or his duties hereunder or otherwise, (C) determining the Final Closing Equity Value, final Closing Cash Consideration, final Closing Rollover Amount, each Earn-Out Payment Amount and the components thereof, (D) determining whether the conditions to the Company’s obligation to effect the Closing as set forth in Article VI have been satisfied and supervising the Closing, including waiving any such condition if the Seller Representative, in his sole discretion, determines that such waiver is appropriate, (E) taking any and all actions that may be necessary or desirable, as determined by the Seller Representative in his sole discretion, in connection with the termination, amendment, waiver of any provision of or abandonment of this Agreement or any of the Ancillary Agreements, or the consent or approval of any items under this Agreement or any of the Ancillary Agreements, (F) accepting notices on behalf of such Company Owner and Ultimate Company Owner in accordance with Section 9.03, (G) acting as representative of such Company Owner and Ultimate Company Owner to review and authorize all claims or disputes or question the accuracy thereof, (H) negotiating and compromising on such Company Owner’s and Ultimate Company Owner’s behalf with the Buyer Parties any claims asserted under this Agreement or any of the Ancillary Agreements and authorizing payments to be made with respect thereto, (I) executing and delivering, on such Company Owner’s and Ultimate Company Owner’s behalf, any and all notices, documents or certificates to be executed by such Company Owner, Ultimate Company Owner or the Seller Representative in connection with this Agreement, any of the Ancillary Agreements or any of the Transactions, (J) taking any and all other actions and doing any and all other things provided in or contemplated by this Agreement or any of the Ancillary Agreements on behalf of such Company Owner and Ultimate Company Owner and (K) in general, doing all things and performing all acts, including executing and delivering all agreements (including the Ancillary Agreements), certificates, receipts, consents, elections, instructions and other documents contemplated by or deemed by the Seller Representative to be necessary or desirable in connection with this Agreement, the Ancillary Agreements or any of the Transactions. As the representative of each Company Owner and Ultimate Company Owner, the Seller Representative shall act as the agent for such Company Owner and Ultimate Company Owner and shall have authority to bind such Company Owner and Ultimate Company Owner in accordance with this Agreement, and such Company Owner and Ultimate Company Owner shall have no right to object, dissent, protest or otherwise contest the same.

(b)            Each Company Owner and Ultimate Company Owner hereby appoints the Seller Representative as such Company Owner’s and Ultimate Company Owner’s true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, in such Company Owner’s and Ultimate Company Owner’s name, place and stead, in any and all capacities, in connection with the Transactions, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection with this Agreement, the Ancillary Agreements and the Transactions as fully to all intents and purposes as such Company Owner and Ultimate Company Owner might or could do in person.

(c)            The appointment of the Seller Representative is an agency coupled with an interest and is irrevocable, and any action taken by the Seller Representative pursuant to the authority set forth in this Section 1.07 shall be effective and absolutely binding on each Company Owner and Ultimate Company Owner notwithstanding any contrary action of or direction from such Company Owner or Ultimate Company Owner. The death or incapacity, or dissolution or other termination of existence, of any Company Owner or Ultimate Company Owner shall not terminate the authority and agency of the Seller Representative. The Buyer Parties, the Company, any other party to any Ancillary Agreement and any of their respective Affiliates may, in dealing with the Seller Representative, conclusively rely, without inquiry, upon any act, notice, instruction, determination, certificate, calculation, waiver or communication of the Seller Representative as the act of the Company Owners and Ultimate Company Owner or any of them, and shall not be liable to any Company Owner, Ultimate Company Owner or any other Person for any action taken or omitted in reliance thereon.

(d)            The Seller Representative shall be released by each Company Owner and Ultimate Company Owner from any liability for any action taken or not taken by the Seller Representative in his capacity as such (including the expenses referred to in this Section 1.07), except for the liability of the Seller Representative to such Company Owner or Ultimate Company Owner for losses which such Company Owner or Ultimate Company Owner may suffer from willful misconduct of the Seller Representative in carrying out his duties hereunder. The Seller Representative shall not be liable to any Company Owner or Ultimate Company Owner, with respect to any action taken or omitted to be taken by the Seller Representative in his role as the Seller Representative under or in connection with this Agreement or any Ancillary Agreement, unless such action or omission results from or arises out of willful misconduct on the part of the Seller Representative, and the Seller Representative shall not be liable to any Company Owner or Ultimate Company Owner in the event that, in the exercise of his reasonable judgment, the Seller Representative believes there will not be adequate resources available to cover potential costs and expenses to contest a claim made by the Buyer Parties or the Company against such Company Owner or Ultimate Company Owner.

(e)            Each Company Owner and Ultimate Company Owner shall indemnify, defend and hold harmless the Seller Representative and his heirs, representatives, successors and assigns from and against any and all claims, demands, suits, actions, causes of action, losses, damages, obligations, liabilities, costs and expenses (including attorneys’ fees and court costs) arising as a result of or incurred in connection with any actions taken or omitted to be taken by the Seller Representative pursuant to the terms of this Agreement, except to the extent it is finally determined that the Seller Representative engaged in willful misconduct. Expenses (including attorneys’ fees and court costs) incurred by the Seller Representative in defending any claim, demand, suit, action or cause of action shall be paid by each Company Owner and Ultimate Company Owner in advance of the final disposition of such claim, demand, suit, action or cause of action upon receipt of an undertaking from the Seller Representative to repay such amount if it shall ultimately be determined that the Seller Representative is not entitled to be indemnified by such Company Owner and Ultimate Company Owner pursuant to this Section 1.07.

Section 1.08      Withholding. Each of Parent, the Company, the Ultimate Company Owners, the Escrow Agent and their respective Affiliates and agents (including, in the case of the Company, ACP) (collectively, the “Withholding Agent”) shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amount otherwise payable to any Person pursuant to this Agreement such amounts as they are required to deduct and withhold, or cause to be deducted and withheld, with respect to the making of such payment under applicable Law; provided, however, that Parent acknowledges and agrees (on behalf of itself and its Affiliates) that neither Parent nor any of its Affiliates expects to deduct or withhold any amount from the Closing Cash Consideration (other than a compensatory payment) if ACHP II delivers, or causes to be delivered, the form required pursuant to Section 1.03(b)(iii). Before making any such deduction or withholding that the Withholding Agent believes is required by applicable Law, except where such expected deduction or withholding is caused by ACHP II’s failure to deliver any form required pursuant to Section 1.03(b)(iii) or Section 1.03(b)(iv), the Withholding Agent shall use commercially reasonable efforts to provide the applicable Person with respect to which such deduction or withholding will be made five days’ advance written notice of its belief that such deduction or withholding is required. To the extent that amounts are so deducted and withheld and are timely remitted to the appropriate Taxing Authority, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Parent and the Seller Representative shall reasonably cooperate, and shall cause their respective Affiliates (including, in the case of the Company, ACP) to reasonably cooperate, in order to obtain any reasonably available reductions in or exemptions from any amounts that would be required to be deducted and withheld hereunder. The Seller Representative shall cooperate with Parent and its applicable designees, as and to the extent reasonably requested by Parent, in connection with the computation and verification of any amounts required to be withheld including any “amount realized” with respect to the transactions contemplated by this Agreement and as determined under Code Section 1446(f).

Section 1.09      Catch-Up Fees. As promptly as reasonably practicable following the receipt thereof, Parent shall cause to be paid to the Ultimate Company Owners (in accordance with their respective allocations set forth under the heading “Catch-Up Fees” on Schedule 2) any management or similar fees that are received by the Company or any Company Subsidiary (or any of their respective Affiliates) in respect of any Company Client or Portfolio Investment following the Closing to the extent attributable to any period ending prior to the Closing (“Catch-Up Fees”), in each case net of any placement agent fees attributable thereto (other than any placement fees that were included in the calculation of Closing Indebtedness). Any payment made pursuant to this Section 1.09 shall, to the extent permitted by applicable Law, be treated for Tax purposes as an adjustment to the consideration paid to the Ultimate Company Owners in exchange for the Company Interests.

Section 1.10      Payment Amounts. All payments made to the Ultimate Company Owners pursuant to this Agreement are being made to such Persons for administrative convenience, and such payments shall, regardless of being made directly to the Ultimate Company Owners, be treated for all purposes as having been initially made to the Company Owners and immediately thereafter distributed to the Ultimate Company Owners, as applicable.

Section 1.11      Closing Rollover Amount. Notwithstanding anything to the contrary herein, at any time no later than 10 days prior to the Closing Date, the Seller Representative shall, following consultation with the chief executive officer of Parent, either (a) be permitted to request to increase the amount of the Closing Rollover Amount or (b) if the terms and rights set forth in any Rollover Agreement or any related documentation are not, to the reasonable satisfaction of the Seller Representative, determined to be customary for senior management equity rollovers in private equity transactions of similar size and structure or are otherwise not substantially similar to terms and rights applicable to the other Parent Executives (as defined in Exhibit E), elect to receive an amount up to 100% of the Closing Rollover Amount in the form of cash, in the case of each of clause (a) and clause (b), in accordance with the terms of this Section 1.11 and by delivery of a written notice to Parent (such notice, a “Rollover Notice”); provided that, with respect to the foregoing clause (a), (i) any such increase of the Closing Rollover Amount shall not be permitted without the prior written consent of Parent, (ii) any such increase of the Closing Rollover Amount shall result in a corresponding dollar-for-dollar decrease in the amount of the Closing Cash Consideration received by the Rollover Holders, (iii) any Ultimate Company Owner to whom any portion of such increased Closing Rollover Amount is allocated shall bear a corresponding reduction in the Closing Cash Consideration, such that the aggregate Closing Rollover Amount and Closing Cash Consideration allocable to such Ultimate Company Owner shall remain unchanged, and (iv) no Ultimate Company Owner shall be allocated an increase of the Closing Rollover Amount in a manner that would result in a decrease in the Closing Cash Consideration allocable to such Ultimate Company Owner below zero; provided, further, that, with respect to the foregoing clause (b), any such decrease of the Closing Rollover Amount shall result in a corresponding dollar-for-dollar increase in the amount of the Closing Cash Consideration received by the Rollover Holders. Any Rollover Notice shall (A) in the case of the foregoing clause (a), set forth the amount by which the Closing Rollover Amount shall be increased and the amount by which the Closing Cash Consideration shall be decreased and (B) include an updated Schedule 2, which shall supersede and replace the previously delivered Schedule 2 for all purposes hereunder. For the avoidance of doubt, the Closing Cash Consideration allocable to each of PHP and WSI shall remain unchanged and not be impacted in any manner pursuant to this Section 1.11, and the percentage of the aggregate Closing Cash Consideration allocable to each of PHP and WSI in any such updated Schedule 2 shall be increased or decreased to reflect the reduction or increase in the aggregate Closing Cash Consideration payable to the other Ultimate Company Owners.

Article II

Representations and Warranties RELATED TO the Company

The Company represents and warrants to Parent and Merger Sub as of the date hereof and as of the Closing that, except as set forth in the Company Disclosure Letter:

Section 2.01      Organization and Good Standing; Organizational Documents.

(a)            The Company and each Company Subsidiary (i) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization; (ii) has full limited liability company, or other similar power and authority, as applicable, to own, lease and operate its properties and assets and to conduct its business, as presently owned, leased, operated or conducted; and (iii) is duly qualified or licensed to do business and is in good standing, in each case, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except, in the case of clauses (ii) and (iii), as, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect.

(b)            True, correct and complete copies of (i) the certificate of formation of the Company, as amended to the date of this Agreement (the “Company Certificate of Formation”), and the limited liability company agreement of the Company, as amended to the date of this Agreement (together with the Company Certificate of Formation, the “Company Organizational Documents”) and (ii) the Organizational Documents of each Company Subsidiary, as amended to the date of this Agreement, have been made available to Parent. The Company Organizational Documents are in full force and effect, and the Company is not in material violation of, breach of or default under any of the provisions of the Company Organizational Documents. The Organizational Documents of each Company Subsidiary are in full force and effect, and no Company Subsidiary is in material violation of, breach of or default under any of the provisions of its respective Organizational Documents.

(c)            (i) No Order has been made, petition presented or resolution passed, and no meeting has been convened, for the winding up of the Company, any Company Subsidiary or any Company Fund, (ii) no steps have been taken for the appointment of an administrator or receiver (including an administrative receiver) of all or any part of the Company’s, any Company Subsidiary’s or any Company Fund’s assets, (iii) no arrangement or composition with the Company’s, any Company Subsidiary’s or any Company Fund’s creditors or any class of creditors has been made or proposed, (iv) none of the Company, any Company Subsidiary or any Company Fund (A) is insolvent, or unable to pay its debts within the meaning of the insolvency legislation applicable thereto or (B) has stopped paying its debts as they fall due, (v) no execution or other process has been levied against the Company, any Company Subsidiary or any Company Fund and no action has been taken to repossess goods in the possession thereof and (vi) no unsatisfied judgment is outstanding against any of the Company, any Company Subsidiary or any Company Fund, in each case in this Section 2.01(c), (x) in the case of any Company Funds, excluding any actions taken solely with respect to any Portfolio Investment, and (y) except as, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect or to materially impede, delay or impair the Company’s or the Company Subsidiaries’ ability to perform its obligations under this Agreement or to consummate the Transactions contemplated by this Agreement in accordance with its terms.

Section 2.02      Authority; Execution and Delivery; Enforceability. The Company and each Company Subsidiary, as applicable, has all necessary limited liability company power and authority, or other similar power and authority, to execute and deliver this Agreement and any Ancillary Agreement to which it is, or is specified to be, a party, and to perform its respective obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by the Company and each Company Subsidiary, as applicable, of this Agreement and any Ancillary Agreement to which it is, or is specified to be, a party, and the consummation by the Company and the Company Subsidiaries of the Transactions, has been duly authorized by all necessary company or similar action. This Agreement has been, and each Ancillary Agreement to which the Company or a Company Subsidiary, as applicable, is, or is specified to be, a party will at or prior to the Closing be, duly executed and delivered by the Company or such Company Subsidiary, as applicable. Assuming the due authorization, execution and delivery by the other parties hereto or thereto, this Agreement constitutes, and each Ancillary Agreement to which the Company or a Company Subsidiary is, or is specified to be, a party will, when executed and delivered, constitute, a legal, valid and binding obligation of the Company or such Company Subsidiary, as applicable, enforceable against the Company or such Company Subsidiary in accordance with its terms, except as enforcement thereof may be limited against the Company or such Company Subsidiary by (a) applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws from time to time in effect affecting creditors’ rights generally or (b) the exercise by courts of equity powers (clauses (a) and (b), together, the “Bankruptcy and Equity Exception”).

Section 2.03      Capitalization.

(a)            Section 2.03(a) of the Company Disclosure Letter sets forth (i) the issued and outstanding Company Interests (including the name of the record and beneficial owner thereof) and (ii) any other equity interests authorized for issuance in the Company, in the case of each of clauses (i) and (ii), as of the date of this Agreement. As of the date of this Agreement, there are no equity interests in the Company that are authorized, issued or outstanding, other than the Company Interests. All Company Interests (A) are duly authorized and validly issued, (B) have been offered, sold and delivered by the Company in compliance in all material respects with applicable securities and other applicable Law and Contracts and (C) are not subject to, and were not issued in violation of, any purchase option, call option, right of first refusal or offer, preemptive right, subscription right or any similar right.

(b)            There are no authorized or outstanding (i) bonds, debentures, notes or other Indebtedness of the Company or any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of the Company Interests or any other equity interests in any Company Subsidiary may vote (any of the foregoing in this clause (i), “Company Voting Debt”) or (ii) options, warrants, convertible or exchangeable instruments, “phantom” equity interests, stock (or unit) appreciation rights, unit-based performance units, or any other equity-based or equity-linked rights, or other rights to receive payments, the value of which payments is determined (in whole or in part) by reference to, or derived from, the value of the Company Interests or any equity interests in any Company Subsidiary, “tag-along” or “drag-along” rights, commitments, undertakings or Contracts of any kind to which the Company or any Company Subsidiary is a party or by which it is bound (A) obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (1) any Company Interests or any other equity interests in, or any security convertible or exercisable for or exchangeable into any Company Interests or any equity interests in, the Company or any Company Subsidiary or (2) Company Voting Debt, (B) obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such option, warrant, right, instrument, commitment, undertaking or Contract or (C) giving any Person a right to subscribe for or acquire any interest in the Company or any Company Subsidiary (any of the foregoing in this clause (ii), “Company Interest Rights”). Except as set forth in this Agreement or in the Company Organizational Documents, or the Organizational Documents of the Company Subsidiaries that have been made available to Parent, (i) there are no outstanding Contracts obligating the Company or any Company Subsidiary to issue, deliver, redeem, purchase or sell, or cause to be issued, delivered, redeemed, purchased or sold, any Company Interests or any other equity interests in the Company or any Company Subsidiary and (ii) there are no Contracts with respect to the voting of any Company Interests or any other equity interests in the Company or in any Company Subsidiary. Neither the Company nor any Company Subsidiary has any obligation that requires it to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person.

(c)            Following the Closing, Parent will own all of the issued and outstanding Company Interests free and clear of all Liens, except for those (x) relating to applicable federal and state securities Laws, (y) under the Company Organizational Documents or the Organizational Documents of any Company Subsidiary or (z) created by Parent or any of its Affiliates.

Section 2.04      Company Subsidiaries.

(a)            Section 2.04(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of all Company Subsidiaries (including, for each Company Subsidiary, its name, its jurisdiction of organization, the type of each authorized equity interest therein and the record and beneficial ownership of each such equity interest).

(b)            As of the date of this Agreement, there are no equity interests in any Company Subsidiary that are authorized, issued, reserved, held as treasury units or outstanding, other than the equity interests therein set forth on Section 2.04 of the Company Disclosure Letter. All equity interests in each Company Subsidiary, as applicable: (i) are duly authorized, validly issued, fully paid and nonassessable, except as such non-assessability may be affected by Section 18-502, Section 18-607 or Section 18-804 of the Delaware Limited Liability Company Act; (ii) have been offered, sold and delivered by such Company Subsidiary in compliance in all material respects with applicable securities and other applicable Law; (iii) are not subject to, and were not issued in violation of any purchase option, call option, right of first refusal or offer, preemptive right, subscription right or any similar right; and (iv) are owned by the Company or the Company Subsidiaries, free and clear of all Liens, other than Permitted Liens. Except for its interests in the Company Subsidiaries, the Company does not own, directly or indirectly, any equity interests in any Person, or any right (contingent or otherwise) to acquire any of the foregoing.

Section 2.05      Company Clients.

(a)            Section 2.05(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of (A) each Company Fund Manager that is registered, licensed or qualified, or required to be registered, licensed or qualified, as an investment adviser, sub-adviser, relying adviser or investment manager under applicable Law, (B) the Governmental Entity with which each such Company Fund Manager is, or is required to be, so registered, licensed or qualified and (C) the type of registration, license or qualification that is, or is required to be, held by such Company Fund Manager.

(b)            Section 2.05(b) of the Company Disclosure Letter sets forth a true, correct and complete list of each Company Client as of the date of this Agreement, including, for each Company Client, as applicable, (i) its General Partner Entity, (ii) its Company Fund Manager, (iii) its investment adviser or sub-adviser (if a different entity to the relevant General Partner Entity or Company Fund Manager), (iv) its jurisdiction of organization, (v) the dollar amount of management fee-paying assets under management, and (vi) the management fee and carried interest rate payable by such Company Client to the Company and the Company Subsidiaries pursuant to the applicable Advisory Agreement and Fund Documentation as of December 31, 2025. Other than as set forth on Section 2.05(b) of the Company Disclosure Letter, the Company and the Company Subsidiaries are entitled to receive all of the management fees and carried interest or other similar incentive allocations payable in respect of each of the Company Clients, in each case, in accordance with the terms of the applicable Advisory Agreement and Fund Documentation.

(c)            Except for the Company Clients set forth in Section 2.05(c) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary acts, for compensation, as the investment adviser, investment manager, investment sub-adviser, general partner, managing member or manager, or in any similar capacity, or with authority with respect to day-to-day management, with respect to any investment fund or other investment vehicle or separately managed account.

(d)            Each Company Fund is, and at all times since its formation date has been or has had, as applicable, (i) duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization; (ii) full limited partnership, or other similar power and authority, as applicable, to own, lease and operate its properties and assets and to conduct its business as set forth in the applicable Fund Documentation, as presently owned, leased, operated or conducted; and (iii) duly qualified or licensed to do business and is in good standing, in each case, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary under applicable Law, except where any failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect. No Company Fund is required to register as an investment company or in any similar capacity under the Investment Company Act or under other applicable Law.

(e)            All limited partnership interests or other equity interests, as applicable, in each Company Fund (i) are duly authorized and validly issued and have been offered, sold and delivered by such Company Fund, and have been marketed by the Company and Company Subsidiaries (or, to the Knowledge of the Company, any distributor acting for the Company and the Company Subsidiaries or on their behalf), in compliance with applicable securities and other applicable Law, in each case, except as, individually or in the aggregate, would not be reasonably be expected to be material to the Company Funds, taken as a whole, and (ii) are not subject to, and were not issued in violation of, any purchase option, call option, right of first refusal or offer, preemptive right, subscription right or any similar right. Except as set forth in the Fund Documentation of the applicable Company Fund, (A) there are no outstanding Contracts obligating any Company Fund to issue, deliver, redeem, withdraw, remove, purchase or sell, or cause to be issued, delivered, redeemed, withdrawn, removed, purchased or sold, any interest in any Company Fund and (B) there are no Contracts with respect to the voting of any interests in any Company Fund.

(f)            True, correct and complete copies of the Fund Documentation of each Company Fund have been made available to Parent. Each Company Fund is not in violation of, breach of or default under any of the provisions of its Fund Documentation, in each case, except to the extent such violation, breach or default, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Each Company Fund is operated in compliance with its investment objectives, policies and restrictions, as set forth in its Fund Documentation and applicable Law, except to the extent such non-compliance, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. The audited year-end financial statements and unaudited quarterly financial statements of each Company Fund for the most recent two fiscal years (or, if applicable to such Company Fund, such shorter period for which such financial statements are available) of such Company Fund, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the financial position and financial results of such Company Fund as of the dates thereof and the results of its operations and changes in net asset value for the periods then ended (subject to immaterial, normal year-end audit adjustments in the case of any unaudited financial statements), and true, correct and complete copies of such financial statements have been made available to Parent. The Fund Documentation of each Company Fund sets forth true and correct descriptions of the management and/or performance fees that the Company and the Company Subsidiaries are entitled to receive from such Company Fund.

(g)            The execution and delivery by the Company and each Company Subsidiary of this Agreement and each Ancillary Agreement to which the Company or such Company Subsidiary, as applicable, is, or is specified to be, a party will not, and the performance by the Company and each Company Subsidiary of this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party and the consummation of the Transactions will not, except for or as contemplated by the Client Consents, (i) conflict with or violate (immediately or with or without the giving of notice or lapse of time or both) any provision of any Fund Documentation, (ii) require any Consent, result in a breach of or constitute a default (immediately or with or without the giving of notice or lapse of time or both) under, give to any Person (immediately or with or without the giving of notice or lapse of time or both) any right of termination, amendment, acceleration or cancellation of, result (immediately or with or without the giving of notice or lapse of time or both) in any payment or other obligation under, result (immediately or with or without the giving of notice or lapse of time or both) in the loss of any right or benefit under, or result (immediately or with or without the giving of notice or lapse of time or both) in the creation of any Lien (other than any Permitted Lien) on any property or asset of the Company, any Company Subsidiary or any Company Fund under, (A) any Contract to which any Company Fund is or is specified to be, a party or by which any of the properties or assets of any Company Fund are bound or (B) any Company Governmental Authorization, in the case of each of clause (A) and clause (B), except as, individually or in the aggregate, would not reasonably be expected to (x) be material to the Company and the Company Subsidiaries, taken as a whole or (y) materially impede, delay or impair the Company’s or the Company Subsidiaries’ ability to perform its obligations under this Agreement or to consummate the Transactions contemplated by this Agreement in accordance with its terms.

(h)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each existing Advisory Agreement is in compliance with the Advisers Act and other applicable Law and has been performed by the applicable Company Fund Manager in accordance with its terms and in compliance with the Advisers Act and other applicable Law. Since the date of the first closing of each Company Fund, there has been in full force and effect an Advisory Agreement for each such Company Fund, and each such Company Fund has been managed and advised (and the fees, carried interest and expenses payable thereunder have been calculated and charged) in compliance with the terms of each such Advisory Agreement, its investment guidelines and restrictions, and any other Fund Documentation, in each case, except as would not be material to the Company and the Company Subsidiaries, taken as a whole; provided, in each case, that no such representation or warranty is made with respect to any Company Fund as to any period prior to the commencement of such Company Fund’s management by the Company or Company Subsidiaries.

(i)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (A) there is no Action (whether judicial, arbitral, administrative or other) pending against any Company Fund, or to which any Company Fund is otherwise a party and (B) to the Knowledge of the Company, there is no Action (whether judicial, arbitral, administrative or other) threatened in writing against any Company Fund.

(j)            With respect to each Company Fund, to the Knowledge of the Company, there are no material errors (other than those which have been corrected and notified to the recipients of such reports) in any financial report delivered or made available to its investors (each, a “Fund Report”) pursuant to the applicable Fund Documentation that have resulted in or would result in distributions to investors other than in material compliance with such Fund Documentation.

(k)            Since the date of each Company Fund’s most recently delivered Fund Report, no occurrence, change or event, individually or in the aggregate with any other occurrences, changes or events, has had a material adverse effect on the ability of the Company or any Company Subsidiary to perform any of their respective obligations under any Fund Documentation.

(l)            Neither the Company nor any Company Subsidiary nor any Company Fund has given any guarantee, warranty or assurance as to the future investment performance of any Company Fund or the investment performance resulting from the Company or any Company Subsidiary’s Advisory Services nor, to the Knowledge of the Company, made any statement that could reasonably be understood as such.

(m)            Except pursuant to a removal or withdrawal request in the ordinary course of business as provided for in the applicable Fund Documentation, to the Knowledge of the Company, no investor in any Company Client has informed (i) the Company, any Company Subsidiary or any of their respective Representatives or (ii) any Company Fund, in writing that such investor intends to terminate or breach in any material respect, is considering terminating or breaching in any material respect or has terminated or breached in any material respect its investment relationship with the Company, any Company Subsidiary or any Company Fund.

(n)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, none of the Company Funds has any suspension of investor redemptions currently in effect or has imposed any “gates”.

(o)            Except as set forth in Section 2.05(o) of the Company Disclosure Letter, no portion of the assets of (i) the Company, (ii) any Company Subsidiary, or (iii) except for any feeder vehicle that exists to facilitate investment of all of its investible assets (directly or indirectly) in an underlying Company Fund, any Company Fund, constitutes (or has constituted) “plan assets” (within the meaning of the Plan Asset Regulation) of any Benefit Plan Investor or constitutes (or has constituted) the assets of a Governmental Plan under applicable Law that is substantially similar to Title I of ERISA or Section 4975 of the Code (“Similar Law”). None of the Company or the Company Subsidiaries provides or, in the past six (6) years, has provided, investment advisory services as a “fiduciary” (within the meaning of Section 3(21) of ERISA) or other Similar Law to any Benefit Plan Investor or Governmental Plan pursuant to any Company SMA. Neither the Company nor any Company Subsidiary has been convicted of any crime constituting a felony, entered into a non/deferred prosecution agreement or settlement with any judicial or regulatory authority with respect to any crime constituting a felony, or otherwise engaged in conduct that would have the effect of disqualifying the Company or the Company Subsidiaries from relying on U.S. Department of Labor Prohibited Transaction Class Exemption 84-14, as amended.

Section 2.06      No Conflict; Required Filings and Consents.

(a)            Except as set forth on Section 2.06 of the Company Disclosure Letter, the execution and delivery by the Company and each Company Subsidiary of this Agreement and each Ancillary Agreement to which the Company or such Company Subsidiary, as applicable, is, or is specified to be, a party will not, and the performance by the Company and each Company Subsidiary of this Agreement and each Ancillary Agreement to which it is a party and the consummation of the Transactions will not, (i) conflict with or violate (immediately or with or without the giving of notice or lapse of time or both) any provision of the Company Organizational Documents or the Organizational Documents of any Company Subsidiary, (ii) assuming that all Consents contemplated by Section 2.06(b) have been obtained and all filings and notifications contemplated by Section 2.06(b) have been made, conflict with or violate any Law or any Privacy Legal Requirement applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or (iii) other than the Client Consents, require any Consent from any Person under, result in a breach of or constitute a default (or an event that with or without the giving of notice or lapse of time or both would become a default) under, give to any Person (immediately or with or without the giving of notice or lapse of time or both) any right of termination, modification, amendment, vesting, revocation, suspension, acceleration or cancellation of, result (immediately or with or without the giving of notice or lapse of time or both) in any payment or other obligation under, result (immediately or with or without the giving of notice or lapse of time or both) in the loss of any right or benefit to which the Company or any Company Subsidiary is entitled under or result (immediately or with or without the giving of notice or lapse of time or both) in the creation of any Lien (other than any Permitted Lien) on any property or asset of the Company or any Company Subsidiary under, (A) any Material Contract or (B) any Company Governmental Authorization, except, in the case of each of clause (A) and clause (B), as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(b)            The execution and delivery by the Company and each Company Subsidiary of this Agreement and each Ancillary Agreement to which the Company or such Company Subsidiary, as applicable, is a party will not, and the performance by the Company and each Company Subsidiary of this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party and the consummation of the Transactions will not (immediately or with or without the giving of notice or lapse of time or both), require any Consent of, or filing with or notification to, or registration or qualification with, any Governmental Entity, except for (i) compliance with and filings under applicable requirements of the HSR Act and any other applicable antitrust Law, the Energy Regulatory Approvals, the CFIUS Approval and the FCC Consents; and (ii) such other Consents, filings, notifications, registrations or qualifications, the failure of which to be obtained, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect.

Section 2.07      Litigation; Orders.

(a)            Except as set forth on Section 2.07(a) of the Company Disclosure Letter, there are no, and since January 1, 2023 (the “Lookback Date”) there have been no, Actions pending or, to the Knowledge of the Company, threatened in writing against the Company, any Company Subsidiary or any Company Fund, that, if adversely determined, would, individually or in the aggregate, reasonably be expected to (i) result in a Company Material Adverse Effect or (ii) be material to any Company Fund.

(b)            Except as set forth on Section 2.07(b) of the Company Disclosure Letter, there are no Orders outstanding against or relating to the Company, any Company Subsidiary or any Company Fund, or, to the Knowledge of the Company, any of the foregoing’s assets or businesses, that would, individually or in the aggregate, reasonably be expected to (i) result in a Company Material Adverse Effect or (ii) be material to any Company Fund.

(c)            Except as set forth on Section 2.07(c) of the Company Disclosure Letter, there are no, and since the Lookback Date there have been no, (i) material Actions by the Company, any Company Subsidiary or any Company Fund against any other Person or (ii) settlement agreements, consent agreements, memorandums of understanding or disciplinary agreements or similar Contracts that impose any material ongoing obligations or restrictions on the Company, any Company Subsidiary or any Company Fund, or, to the Knowledge of the Company, any of the foregoing’s assets or businesses (in the case of Portfolio Investments, that would, individually or in the aggregate, reasonably be expected to (i) result in a Company Material Adverse Effect or (ii) be material to any Company Fund).

Section 2.08      Governmental Authorizations. The Company, the Company Subsidiaries and the Company Funds (a) hold all material authorizations, licenses, permits, certificates, approvals, consents, registrations and qualifications from all Governmental Entities required to own, lease and operate their properties and lawfully conduct their business as presently conducted, a true and complete list of which (as of the date hereof) is set forth on Section 2.08 of the Company Disclosure Letter (the “Company Governmental Authorizations”), and each of which is in full force and effect; and (b) are, and since the Lookback Date have been, in compliance in all material respects with the terms of such Company Governmental Authorizations as well as any other material authorizations, licenses, permits, certificates, approvals, consents, registrations and qualifications (including compliance with those that have since been de-registered and/or are no longer required by the Company or the relevant Company Subsidiary or Company Fund, during the period in which those were registered and/or were so required) from a Governmental Entity. Since the Lookback Date, none of the Company, the Company Subsidiaries or the Company Funds has received any written notice from any Governmental Entity alleging any such Person has violated, or defaulted under, any Company Governmental Authorization. No Action is pending or, to the Knowledge of the Company, threatened in writing to revoke, suspend, materially limit, cancel or allege or query non-compliance with, any Company Governmental Authorizations (or any authorization, license, permit, certificate, approval, consent, registration or qualification that was previously held by the Company, a Company Subsidiary or Company Fund since the Lookback Date).

Section 2.09      Compliance with Laws; Investment Advisory Matters.

(a)            The Company Parties and the Company Funds are, and since the Lookback Date have been, in compliance with applicable Law and Privacy Legal Requirements, except as would not, individually or in the aggregate, reasonably be expected to (i) result in a Company Material Adverse Effect or (ii) be material to the Company Funds, taken as a whole.

(b)            None of the Company Parties is registered or required to be registered as an “investment company” or is an entity “controlled” by a registered “investment company” within the meaning of the Investment Company Act. No Company Client is registered or required to be registered as an “investment company” or is an entity “controlled” by a registered “investment company” within the meaning of the Investment Company Act.

(c)            Each of the Company and ACP is registered or deemed registered as an “investment adviser” under the Investment Advisers Act and under all applicable statutes of any state of the United States and has been so registered at all times required thereby, and none of the Company Subsidiaries or the Company Funds is required to be registered, licensed or qualified as an “investment adviser” under the Investment Advisers Act; provided that certain Company Subsidiaries and the Company are deemed registered as an investment adviser under the Investment Advisers Act pursuant to the conditions expressed by the SEC staff in the December 8, 2005 letter addressed to the American Bar Association’s Subcommittee on Private Investment Entities. As of their respective dates, each Form ADV of ACP filed since the Lookback Date has complied in all material respects with the requirements of the applicable securities Laws. A true, correct and complete copy of the Form ADV (including Part 2A) of ACP in effect on the date of this Agreement has been made available to Parent. Since the Lookback Date, the Company and the Company Subsidiaries have timely filed all material forms, reports, registration statements, schedules and other documents (including Form ADV and Form PF), together with any amendments required to be made with respect thereto, that were required to be filed with any applicable Governmental Entity and have paid all fees and assessments due and payable in connection therewith, except where the failure to file or pay would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(d)            True, correct and complete copies of all material inspection reports or other similar documents furnished to any of the Company Parties or any Company Fund by the SEC in connection with any examination of any of the Company Parties or any Company Fund since the Lookback Date and any material written responses thereto, have been made available to Parent. Except as disclosed in Section 2.09(d) of the Company Disclosure Letter and examinations conducted by the SEC in the regular course of the business of the Company (including routine examinations and “sweep” examinations), since the Lookback Date, neither the SEC nor any state securities commission of any state of the United States has initiated any pending proceeding or, to the Knowledge of the Company, any pending investigation into the operations of any of the Company Parties or any Company Fund. Except as disclosed in Section 2.09(d) of the Company Disclosure Letter, no examination of any of the Company Parties conducted in the past five years by the SEC or any state securities commission of any state of the United States has resulted in any deficiency violation or exception claimed or asserted by any Governmental Entity that has not been addressed. No examination conducted in the past five years by the SEC or any state securities commission of any state of the United States of any of the Company Parties has resulted in any enforcement proceeding or other action in which any of the Company Parties or any Company Fund became subject or consented to a censure, suspension or bar. As of the date hereof, none of the Company Parties have received any notice of, and there is no matter pending or threatened, concerning any current examination by the SEC or any state securities commission that is expected to result in an enforcement proceeding or other action.

(e)            None of the Company Parties or the Company Funds is, or at any time since the Lookback Date, (i) has been, or has been required to be registered as, a bank, trust company, introducing broker, municipal advisor, broker-dealer, commodity broker-dealer, commodity pool operator, commodity trading advisor, swap firm, forex firm, futures commission merchant, real estate broker, insurance company, insurance broker or transfer agent within the meaning of any applicable Law, (ii) otherwise required to be registered with or licensed or qualified by any Self-Regulatory Organization or (iii) subject to any material liability or disability by reason of any failure to be so registered, licensed or qualified. Since the Lookback Date, none of the Company Parties or the Company Funds has received notice of, and there is no Action pending or threatened in writing (or, to the Knowledge of the Company, otherwise threatened) concerning, any failure by any of the Company Parties or any Company Fund to obtain any bank, trust company, broker-dealer, municipal advisor, commodity broker-dealer, commodity pool operator, commodity trading advisor, real estate broker, insurance company, insurance broker or transfer agent registration, license or qualification.

(f)            Each employee, officer, director, partner, member or “person associated with an investment adviser” (as defined in the Investment Advisers Act) of any of the Company Parties or any Company Fund who is required to be registered, licensed or qualified under applicable Law is duly registered, licensed or qualified in all material respects, and such registration, license or qualification is in full force and effect. None of the Company Parties or the Company Funds, or to the Knowledge of the Company, any “person associated with an investment adviser” (as defined in the Investment Advisers Act) of any of the Company Parties or any Company Fund, is ineligible (i) pursuant to Section 203 of the Investment Advisers Act to serve as a registered investment adviser or “person associated with an investment adviser” (as defined in the Investment Advisers Act) of a registered investment adviser or (ii) pursuant to Section 9(a) or Section 9(b) of the Investment Company Act to serve as a registered investment adviser, depositor or principal underwriter to a registered “investment company” within the meaning of the Investment Company Act, and, in the case of each of clauses (i) and (ii), there are no Actions pending or threatened in writing (or, to the Knowledge of the Company, otherwise threatened) against any of the Company Parties or any Company Fund, or any such other “person associated with an investment adviser”, in each case, that would reasonably be expected to result in such ineligibility.

(g)            None of (i) the Company Parties or, to the Knowledge of the Company, their respective managers, directors, officers or employees (such respective persons, collectively, the “Representatives”) or (ii) the Company Funds is subject to a disqualifying event under Rule 506(d)(1) of Regulation D under the Securities Act, to the extent that such event would either require disclosure by the Company under the provisions of Rule 506(e) of Regulation D under the Securities Act or result in disqualification of the Company Parties or the Representatives under Rule 506(d)(1). There are no Actions pending or threatened in writing (or, to the Knowledge of the Company, otherwise threatened) against (A) any of the Company Parties or any of their respective Representatives or (B) the Company Funds, in each case, by any Governmental Entity that would result in any of the disqualifying events described under Rule 506(d)(1) of Regulation D under the Securities Act.

(h)            Except as disclosed in Section 2.09(h) of the Company Disclosure Letter, none of (i) the Company Parties or their respective Representatives or (ii) the Company Funds is, or at any time since the Lookback Date was, (A) subject to any cease and desist, censure or other disciplinary or similar order issued by, (B) a party to any consent agreement, memorandum of understanding or disciplinary agreement with, (C) subject to any inspection, investigation, enforcement proceeding, order, directive or disciplinary action by or (D) a recipient of any supervisory letter from, in each case, any Governmental Entity in connection with a violation or an alleged violation of applicable Law, and, to the Knowledge of the Company, none of the foregoing is threatened with the imposition or receipt of, and there are no circumstances which may give rise to, any of the foregoing. No exemptive orders, “no-action” letters or similar exemptions or regulatory relief have been obtained, nor are any requests pending therefor, by or with respect to (i) any of the Company Parties or any of their respective Representatives or (ii) any Company Fund or any Company Client, in connection with the business of the Company or any Company Subsidiary.

(i)            Each of the Company Parties and the Company Funds, to the extent applicable to it, has adopted and implemented written policies, codes and procedures as required under applicable Law, including Section 204A of, Rule 204A-1 under and Rule 206(4)-7 under the Investment Advisers Act, and designated an appropriate chief compliance officer, and such policies, codes and procedures are reasonably designed to prevent violations under the Investment Advisers Act. Since the Lookback Date, there has been no breach or other instance of non-compliance by any of the Company Parties or their respective Representatives or the Company Funds with respect to any such policies, codes or procedures, in each case, except as would not reasonably be expected to be material to the Company Parties, taken as a whole.

(j)            Since the Lookback Date, none of the Company Parties or the Company Funds, or any “covered associate” of any of the foregoing, has made a “contribution” to an “official” of a “government entity” (as such terms are defined in Rule 206(4)-5 of the Investment Advisers Act) that would result in a ban on the receipt of compensation under, or otherwise result in a material violation of, Rule 206(4)-5 of the Investment Advisers Act.

(k)            The Company has disclosed any and all Regulatory Licenses held by the Company Parties and Company Funds, together with copies of such Regulatory Licenses. No Regulatory License held by a Company Party or Company Fund is, to the Knowledge of the Company, likely to be suspended, modified, revoked, cancelled or not renewed and, to the Knowledge of the Company, there are no circumstances which could lead to such suspension, modification, revocation, cancellation or renewal.

(l)            There is no (i) customer, client or investor remediation or redress program with respect to the Company Parties or the Company Funds that is ongoing, pending, anticipated or, to the Knowledge of the Company, threatened, and no such program has occurred since the Lookback Date, or (ii) material non-routine correspondence between the Company Parties or a Governmental Entity since the Lookback Date.

(m)            As of the date hereof, there are no proceedings or investigations pending or threatened in writing by any Governmental Entity with respect to any such individual with a title of Managing Director or higher or who is otherwise identified by name as a “key person” under any Fund Documentation or Advisory Agreement which would reasonably be expected to result in his or her debarment from being associated with an investment adviser registered under the Advisers Act.

(n)            Each Company Fund has adopted and maintains “know-your-customer” programs and procedures and programs and procedures for detecting, identifying and reporting money laundering designed to promote and ensure compliance with any applicable Anti-Money Laundering Laws, and has for the past five years complied with the terms of such programs and procedures.

(o)            Each of the Company Parties, the Company Funds and their respective Representatives acting in their capacity as such has, during the past five years, complied with (i) applicable Anti-Corruption Laws and (ii) applicable Anti-Money Laundering Laws. To the Knowledge of the Company, no Governmental Entity is investigating or has in the past five years conducted, initiated or threatened any investigation of the Company Parties in connection with an actual, alleged or potential violation of Anti-Corruption Laws or Anti-Money Laundering Laws.

(p)            Since April 24, 2019, none of the Company Parties, the Company Funds or their respective Representatives (in their capacity as such): (i) has been or is a Sanctioned Person; (ii) has transacted with or for the benefit of any Sanctioned Person or in or with any Sanctioned Country in violation of Sanctions; (iii) has dealt in or otherwise engaged in any transaction relating to, any property or interests in property in violation of Sanctions; (iv) has received from any Governmental Entity or any other Person any notice, inquiry, or internal or external allegation regarding an actual or alleged violation of Sanctions; (v) has made any voluntary or involuntary disclosure to a Governmental Entity regarding an actual or alleged violation of Sanctions; or (vi) has otherwise taken any action in violation of Sanctions.

(q)            Except as set forth on Section 2.09(q) of the Company Disclosure Letter and to the Knowledge of the Company, (i) there are no environmental conditions or other environmental, health or safety liabilities relating to any Portfolio Investment or the properties, facilities or operations of any Portfolio Investment, and (ii) there are no Actions pending or, to the Knowledge of the Company, threatened in writing against any Portfolio Investment that allege or pertain to any violation of or liability under any Environmental Laws, in the case of each of clause (i) and clause (ii), that would reasonably be expected to be material to the business of the Company, the Company Subsidiaries and the Company Funds, taken as a whole.

Section 2.10      Company Financial Statements.

(a)            Section 2.10(a) of the Company Disclosure Letter sets forth true, correct and complete copies of the Company Financial Statements and the Company Deal Basis Financial Statements. The Company Financial Statements and the Company Deal Basis Financial Statements have been prepared from the books and records of the Company and the Company Subsidiaries, and present fairly in all material respects, the financial position of the Company and the Company Subsidiaries included therein as of the dates indicated therein, the results of operations of the Company and the Company Subsidiaries included therein and, in the case of the Company Financial Statements, changes in members’ equity and cash flows of the Company and the Company Subsidiaries for the periods indicated therein, in accordance with the Company Accounting Principles, consistently applied throughout the periods indicated, except as may be indicated in the notes thereto or, in the case of the Company Deal Basis Financial Statements, in the notes of the Company Financial Statements of the same dates and periods indicated therein. Except as set forth on Section 2.10(a) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is subject to any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for those liabilities and obligations (a) specifically reflected in and adequately reserved against in the Company Financial Statements as of December 31, 2025 in accordance with the Company Accounting Principles, (b) incurred in the ordinary course of business since December 31, 2025 (none of which is a liability for breach of contract, breach of warranty, tort, infringement, violation of Law or misappropriation) or (c) that, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. The accounting controls of the Company and the Company Subsidiaries have been and are sufficient, in all material respects, for a business of its size to provide reasonable assurances that all transactions are recorded as necessary to permit the accurate preparation of financial statements in accordance with the Company Accounting Principles. Since the Lookback Date, the Company has devised and maintains a system of controls with respect to the Company Business (including with respect to the Company Funds and General Partner Entities) designed to provide reasonable assurances that (x) all transactions are executed in accordance with management’s general or specific authorization and (y) all transactions are recorded as necessary to permit the preparation of financial statements in conformity with the Company Accounting Principles, consistently applied, and to maintain proper accountability for items set forth in the Company Financial Statements. Since the Lookback Date, no Company Party has identified or received a management letter or any complaint, allegation, assertion, notice or claim made or, to the Knowledge of the Company, threatened in writing regarding the accounting controls or accounting policies or auditing practices, procedures, methodologies or methods of the Company, any Company Subsidiary or any Company Fund from its independent accountants, including with respect to any fraud or allegation of fraud that involves Company Employees who have a role in the management’s internal controls over financial reporting, or that the Company or Company Subsidiary has engaged in improper accounting practices. Neither the Company, nor any Company Subsidiary is a party to, or has any commitment to become a party to, any “off balance sheet arrangement” (as defined in Regulation S-K of the SEC).

(b)            When delivered pursuant to Section 5.22, the Audited Financial Statements and the Interim Financial Statements, as applicable, shall have been prepared in accordance with GAAP, consistently applied, and shall present fairly in all material respects the financial position, results of operations and cash flows of the Company and the Company Subsidiaries as at the dates and for the periods presented (subject to the absence of footnotes (none of which are material to the Company and the Company Subsidiaries, either individually or in the aggregate) and normal and recurring year-end adjustments (which would be expected to be immaterial in nature and amount from those in the audited financial statements) in the case of the Interim Financial Statements) and have been prepared in conformity in all material respects to the rules and regulations of the SEC applicable to the annual and, as applicable, quarterly financial statements of the Company and the Company Subsidiaries.

(c)            Operating expenses reflected in the Company Financial Statements are net of expense reimbursements earned and received or receivable from the Company Funds and the Portfolio Investments during each of the years ended December 31, 2023, December 31, 2024, and December 31, 2025 as disclosed in Section 2.10(c) of the Company Disclosure Letter, which expense reimbursement amounts (i) are complete and accurate in all material respects, (ii) have been determined in accordance with the applicable Fund Documentation, and (iii) have been determined in accordance with the Company Accounting Principles.

Section 2.11      Absence of Certain Changes.

(a)            Since December 31, 2024, there has not been any Company Material Adverse Effect.

(b)            From December 31, 2024 to the date of this Agreement, the Company and each Company Subsidiary has conducted its business in the ordinary course of business. From December 31, 2024 to the date of this Agreement, neither the Company nor any Company Subsidiary has taken any action that, if taken after the date of this Agreement and prior to the Closing Date without the prior written consent of Parent, would constitute a breach of Section 4.01(b).

Section 2.12      Taxes.

(a)            All Income Tax and material Tax Returns of the Company, the Company Subsidiaries and each Company Fund that are required by applicable Law to be filed have been timely filed (taking into account any extensions), all such Tax Returns are true, correct and complete in all material respects, and all Income Tax and other material Taxes of the Company, the Company Subsidiaries and each Company Fund that are due and payable, whether or not shown on any Tax Return, have been timely paid in full (other than any such Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP).

(b)            Each of the Company, the Company Subsidiaries and each Company Fund has deducted, withheld and timely paid to the appropriate Taxing Authority all material Taxes required to be deducted, withheld or paid in connection with amounts paid or owing to any employee, former employee, independent contractor, creditor, stockholder or other third party or other Person, and each of the Company, the Company Subsidiaries and each Company Fund has complied in all material respects with all associated reporting and recordkeeping requirements.

(c)            No deficiency with respect to material Taxes has been asserted or threatened in writing against the Company or any Company Subsidiary or any Company Fund, which deficiency (i) has not been paid, settled or withdrawn or (ii) is not being contested in good faith by appropriate proceedings and for which adequate reserves have not been established in accordance with GAAP. There are no Liens for material amounts of Taxes upon the assets of the Company, the Company Subsidiaries or any Company Fund other than Permitted Liens.

(d)            None of the Company, any Company Subsidiary or any Company Fund has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency, which waiver or extension is currently in effect, other than with respect to automatic extensions of time to file Tax Returns obtained in the ordinary course of business.

(e)            None of the Company, any Company Subsidiary or any Company Fund (i) has ever been a party to any Tax sharing, Tax indemnification or Tax allocation agreement or other Contract or arrangement pursuant to which it will have any obligations to make any payments of Taxes after Closing, in each case other than (A) agreements between or among the Company or the Company Subsidiaries or (B) agreements entered into in the ordinary course of business that do not primarily relate to Taxes, (ii) is subject to any private letter ruling of the U.S. Internal Revenue Service or comparable rulings of any Taxing Authority, (iii) is or has been a member of an affiliated, combined, consolidated, joint, unitary, or similar group for purposes of filing Tax Returns or (iv) has any liability for the Taxes of any Person (other than the Company or the Company Subsidiaries) under U.S. Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor or by Contract.

(f)            Neither the Company nor any of the Company Subsidiaries nor any Company Fund has received a written claim from a Taxing Authority in a jurisdiction in which it is subject to taxation (or in which it is required to file a particular type of Tax Returns) but where the Company or the Company Subsidiaries (as applicable) do not file such Tax Returns.

(g)            Section 2.12(g) of the Company Disclosure Letter sets forth the U.S. federal income Tax classification of the Company, each Company Subsidiary and each Company Fund, and any changes in U.S. federal income Tax classification, in each case, since its formation date.

(h)            Neither the Company nor any Company Subsidiary nor any Company Fund has received written notice of any current or pending audits, proceedings, claims or examinations by a Taxing Authority with respect to material Taxes of the Company, any Company Subsidiary or any Company Fund.

(i)            None of the Company, any Company Subsidiary or any Company Fund has participated in any “listed transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4 (or any similar provision under state, local or non-U.S. Law).

(j)            None of the Company or any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in or incorrect method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax Law) executed on or prior to the Closing Date, (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax Law), (iv) installment sale or open transaction disposition made on or prior to the Closing Date, or (v) prepaid amount received or paid, or deferred revenue accrued, on or prior to the Closing Date, or (vi) inclusion under Sections 951, 951A, 956 of the Code.

(k)            The Company, each Company Subsidiary and each Company Fund has collected all material sales and use Taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate Taxing Authority, or has been furnished properly completed exemption certificates.

(l)            None of the Company or any Company Subsidiary or any Company Fund has (i) made an election pursuant to Section 1101(g) of the Bipartisan Budget Act of 2015 to cause Sections 6221-6241 of the Code (as amended by the Bipartisan Budget Act of 2015) to apply to any taxable year beginning prior to January 1, 2018 (or any comparable election for state or local Tax purposes) or (ii) deferred any payroll Taxes under the CARES Act or claimed any other Tax relief pursuant to the CARES Act which have not been fully forgiven or repaid.

(m)            The Company, each Company Subsidiary and each Company Fund is in compliance in all material respects with all applicable escheat, abandoned property and unclaimed property Laws and regulations.

Section 2.13      Real Property.

Neither the Company nor any Company Subsidiary owns, or has ever owned, any real property. Section 2.13(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of the addresses of all real property leased, subleased, licensed, sublicensed or otherwise used by the Company or any Company Subsidiary in the operation of its business as presently conducted (collectively, the “Leased Real Property”), together with each lease, sublease, license, sublicense or other occupancy agreement, including any amendments, extensions, assignments, guaranties and other agreements with respect thereto, under which such Leased Real Property is occupied or otherwise used (the “Real Property Leases”). Each of the Real Property Leases is a valid and binding agreement of the Company or a Company Subsidiary, as the case may be, and, to the Knowledge of the Company, the other parties thereto, is in full force and effect and, enforceable in accordance with its terms, except as enforcement thereof may be limited against the Company or such Company Subsidiary by the Bankruptcy and Equity Exception. The Company and each Company Subsidiary has, with respect to each Leased Real Property, a good and valid leasehold interest, license interest or use right in such property pursuant to the applicable Real Property Lease pertaining thereto, in each case free and clear of all Liens, except for Permitted Liens. Neither the Company nor any Company Subsidiary has received any written notice from any lessor of such Leased Real Property of, nor does the Company or any Company Subsidiary have knowledge of the existence of, any default, event or circumstance that, with notice or lapse of time, or both, would constitute a default by the party that is the lessee or lessor of such Leased Real Property or result in, the acceleration, termination, modification or cancellation of any obligation or result in the loss of any benefit under such Real Property Lease. With respect to each Real Property Lease, except as set forth on Section 2.13 of the Company Disclosure Letter, the Company or applicable Company Subsidiary has not subleased or granted to any third party a right to use or occupy all or any portion of the Leased Real Property demised thereunder.

(a)            The Leased Real Property constitutes all of the real property utilized by the Company and the Company Subsidiaries in the operation of their business.

Section 2.14      Employee Benefit Plans.

(a)            Section 2.14(a) of the Company Disclosure Letter contains a true, correct and complete list, as of the date of this Agreement, of: (i) each “employee benefit plan,” (as such term is defined in Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA); and (ii) each other employee benefit plan, program, policy, practice, agreement or arrangement, including any employment, individual consulting, equity, phantom equity or other equity-based incentive, bonus or incentive compensation, paid time off, vacation, excess benefit, fringe benefit, supplemental unemployment, post-retirement medical or life insurance, welfare or incentive, sick leave, short- or long-term disability, medical, hospitalization, life insurance, deferred compensation, pension, retirement, profit sharing, employee loan, change of control, retention, severance, termination or other employee benefit plan, program, policy, practice, agreement or arrangement, in each case, whether or not it is subject to ERISA, whether formal or informal, that (A) the Company sponsors, maintains, is a party to or contributes to (or is required to contribute to) or (B) under which the Company or any Company Subsidiary has had or has any present or contingent liability (each, a “Benefit Plan”). No Benefit Plan is maintained outside the jurisdiction of the United States or covers any Company Employee residing and primarily working for the Company or any Company Subsidiary outside the United States.

(b)            With respect to each material Benefit Plan, the Company has made available to Parent true and complete copies of (as applicable): (i) each such Benefit Plan, including any amendment thereto, or in the case of an unwritten Benefit Plan, a written description of the material terms thereof, (ii) each current trust, insurance and annuity agreement or other funding arrangement related thereto, (iii) the most recent summary plan description and summary of material modifications, (iv) the most recently filed annual reports on IRS Form 5500 (with all schedules and attachments) with respect thereto,(v) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto, (vi) the most recent Internal Revenue Service determination, opinion or advisory letters with respect to any Benefit Plan and (vii) all non-routine filings or correspondence with a Governmental Entity within the last three years.

(c)            Except as set forth in Section 2.14(c) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary sponsors, maintains or contributes to or is required to maintain or contribute to, or has any actual or contingent liability under (including on account of an ERISA Affiliate), and within the last six years has not had any of the foregoing with respect to (i) any multiemployer plan as defined in Section 3(37) and 4001(a)(3) of ERISA, (ii) any Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (iii) any “multiple employer plan” (as defined in Section 413(c) of the Code), (iv) any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or (v) any plan, program, policy, agreement or arrangement that provides retiree or post-termination health or life insurance benefits to any Person (including any beneficiaries or dependents), other than health continuation coverage required by Section 4980B of the Code or other applicable law. Neither the Company nor any Company Subsidiary has any liability as a result of being an ERISA Affiliate with any other Person.

(d)            Each Benefit Plan has been established, funded, operated and administered in all material respects in accordance with its terms and applicable Law, including ERISA and the Code. There are no Actions pending or threatened in writing (or, to the Knowledge of the Company, otherwise threatened) by or on behalf of any Benefit Plan, by any Company Employee or beneficiary covered under any Benefit Plan, as applicable, or otherwise involving any Benefit Plan (other than routine claims for benefits).

(e)            With respect to each Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code, (i) each such Benefit Plan has received or is the subject of a favorable determination, advisory, or opinion letter from the Internal Revenue Service with respect to its qualification and (ii) to the Knowledge of the Company, no event has occurred that would reasonably be expected to result in disqualification or adversely affect such plan’s qualified status.

(f)            The Company and each Company Subsidiary has timely made or properly accrued all payments, contributions or premiums required to be made by the Company or a Company Subsidiary under any Benefit Plan, in all material respects, as required by the terms of each such Benefit Plan and any applicable Law.

(g)            Except as set forth in Section 2.14(g) of the Company Disclosure Letter, neither the execution, delivery and performance of this Agreement and the other Ancillary Agreements, or the consummation of the Transactions, either alone or in combination with another event, would (i) entitle any Company Employee to any severance pay or any other payment or benefit, (ii) accelerate the time of payment or vesting, or increase the amount of compensation or benefit due to any Company Employee or result in any payment or funding or acceleration of funding (through a grantor trust or otherwise) of compensation or benefits under, or increase other obligations pursuant to, any Benefit Plan, (iii) directly or indirectly cause the Company or any Company Subsidiary to transfer or set aside any assets to fund any benefits under any Benefit Plan or (iv) result in any payment that would not be deductible pursuant to Section 280G of the Code or would result in the imposition of Tax pursuant to Section 4999 of the Code.

(h)            Neither the Company nor any of the Company Subsidiaries have an obligation to provide, and no Benefit Plan provides any Company Employee with the right to any gross-up, make-whole or other additional payment in respect of any Taxes (including Taxes imposed under Section 4999 or 409A of the Code), or interest or penalty related thereto.

Section 2.15      Employees.

(a)            There is and since the Lookback Date there has been no (i) labor strike, material labor dispute, concerted slowdown or stoppage, or lockout actually pending or threatened in writing against or affecting the Company or any Company Subsidiary, (ii) to the Knowledge of the Company, labor union organizing activity involving Company Employees or (iii) to the Knowledge of the Company, demand for recognition of any Company Employee by, or on behalf of, a labor union. Neither the Company nor any Company Subsidiary is party to any collective bargaining agreements or similar labor agreements with a labor union or other similar representative of employees (each, a “Labor Agreement”), nor is any such agreement being negotiated by the Company or any Company Subsidiary.

(b)            The Company and the Company Subsidiaries are, and since the Lookback Date have been, in material compliance with applicable Law respecting labor and employment to the extent they relate to Company Employees.

(c)            Since the Lookback Date, neither the Company nor any Company Subsidiary has conducted any “mass layoff,” “plant closing” or other action which triggered the notice requirements of the WARN Act and neither the either the Company or any Company of its Subsidiaries has any liability under the WARN Act which remains unsatisfied.

(d)            There are no, and since the Lookback Date, there have been no, pending or, to the Knowledge of the Company, threatened in writing material Actions concerning labor and employment matters with respect to the Company or any Company Subsidiaries. Neither the Company nor any Company Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices pursuant to which outstanding obligations will be owed after the date of this Agreement.

(e)            To the Knowledge of the Company, no officer or management-level employee of any Company Party has provided written notice that he or she will terminate his or her status as an officer or employee of any Company Party.

(f)            The Company and the Company Subsidiaries have taken reasonable steps to properly classify each of its service providers in all material respects at all times since the Lookback Date: (i) as either an employee or independent contractor under applicable Law; and (ii) for employees, overtime exempt or non-exempt under applicable Law. To the Knowledge of the Company, all employees of the Company and the Company Subsidiaries who are based in the United States are authorized to work in the United States and have appropriate documentation to work in the United States.

(g)            Since the Lookback Date, no written or, to the Knowledge of the Company, verbal allegations of sexual harassment or sexual misconduct have been made by or against any Company Employee with a title of Vice President or higher nor any of the Company Subsidiaries has entered into any settlement agreements related to allegations of sexual harassment or sexual misconduct by any Company Employee with a title of Vice President or higher.

Section 2.16      Intellectual Property; IT Systems; Data Security.

(a)            Section 2.16(a) of the Company Disclosure Letter sets forth all material registrations and applications of Company Intellectual Property, and all of such items are subsisting and unexpired and, to the Knowledge of the Company, valid and enforceable.

(b)            The Company or a wholly-owned Company Subsidiary (i) exclusively owns or has legally enforceable rights to use the investment track record of the Company Clients, in all cases, to the extent related to the Advisory Services provided by the Company or any Company Subsidiary and (ii) exclusively owns all material Company Intellectual Property, free and clear of all Liens, except for Permitted Liens.

(c)            All Company Employees and service providers who have created or invented any material Company Intellectual Property for the Company or the Company Subsidiaries in the course of their employment or engagement have assigned in writing to the Company all of their rights in same that do not vest initially in the Company or a Company Subsidiary by operation of law.

(d)            The conduct of the business of the Company and the Company Subsidiaries does not infringe, misappropriate or otherwise violate, and, since the Lookback Date, has not infringed on any Intellectual Property of any Person in any material respect. To the Knowledge of the Company, no Person has, since the Lookback Date, infringed, or is infringing, any Company Intellectual Property, except as, individually or in the aggregate, would not reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole.

(e)            The IT Systems used by the Company Parties and the Company Funds in the conduct of their businesses (i) are, in all material respects, in good working order and condition, (ii) operate and perform in accordance with their documentation and as required in connection with, and are adequate and sufficient for, the conduct of such businesses, in each case in all material respects and (iii) and are free of material bugs, errors, defects, vulnerabilities, viruses, malware or other corruptants.

(f)            The Company Parties and the Company Funds have, since the Lookback Date, implemented and maintained commercially reasonable measures (including incident response policies and disaster recovery and back-up plans and systems) to protect (i) the confidentiality of all material trade secrets included in the Company Intellectual Property and (ii) to protect the security, integrity and continuous operation of the IT Systems used in their businesses (and all data, including Personal Data, stored therein or processed thereby) and have tested such measures no less frequently than annually and such measures have proven effective upon such testing in all material respects. Such measures materially comply and have materially complied with applicable Laws and Privacy Legal Requirements. Since the Lookback Date, there have been no failures, crashes, breakdowns, violations, security breaches, unauthorized access, disclosure, destruction or loss, persistent substandard performance or similar adverse events or incidents affecting the IT Systems of the Company Parties, the Company Funds or, to the Knowledge of the Company, the Portfolio Investments, and no Personal Data or any other confidential or sensitive information in the possession or control of the Company Parties, the Company Funds or, to the Knowledge of the Company, the Portfolio Investments, has been subject to any security breach or unauthorized access, except, in each case, for those that were resolved without material cost or liability or the duty under law to notify any Person.

(g)            None of the Company Parties and the Company Funds (or, to the Knowledge of the Company, any Portfolio Investment) have received any written claims, notices or complaints regarding their respective information security practices, the processing of Personal Data or alleging a material violation of any data protection or privacy rights under any Privacy Legal Requirements or otherwise from any Person, or any Governmental Entity.

(h)            Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company Parties, taken as a whole, or to any Company Fund, the Company Parties and the Company Funds have obtained all consents required under applicable Laws and Privacy Legal Requirements to, and are otherwise authorized or legally entitled to, process Personal Data as processed in connection with the operation of their respective business as currently conducted, and have obtained any such consents and have been authorized or legally entitled to process Personal Data in connection with the operation of their respective business since the Lookback Date.

Section 2.17      Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries or to the Company Funds, in each case, taken as a whole, (a) neither the Company nor any Company Subsidiary nor any Company Fund has received any written notice, claim, demand or report alleging or regarding any violation of or liability under any Environmental Law, the subject of which remains unresolved or outstanding, (b) the Company, the Company Subsidiaries and the Company Funds are and, since the Lookback Date, have been in compliance with all Environmental Laws and all Environmental Permits required to lawfully conduct their business during such period, including as presently conducted, (c) there are no, and since the Lookback Date there have been no, Actions pending or, to the Knowledge of the Company, threatened in writing against the Company, any Company Subsidiary or any Company Fund that allege or pertain to any violation of or liability under Environmental Laws, (d) there has been no release or disposal of, contamination by or exposure of any Person to any hazardous, dangerous, deleterious or toxic material, substance or waste (including by or on behalf of the Company or any Company Subsidiary), in each case that has given or would give rise to any liability under Environmental Law for the Company, any Company Subsidiary or any Company Fund, and (e) neither the Company, nor any Company Subsidiary nor any Company Fund is currently conducting any remedial or corrective action under any Environmental Law (including to address hazardous or toxic materials, substances or wastes) at any location.

Section 2.18      Material Contracts.

(a)            Section 2.18(a) of the Company Disclosure Letter sets forth a true and complete list of each of the following Contracts in effect as of the date of this Agreement to which the Company or any Company Subsidiary is a party or is bound, other than any Benefit Plan (each such Contract, together with each other Contract entered into after the date of this Agreement that would otherwise have been included on Section 2.18(a) of the Company Disclosure Letter if entered into prior to the date of this Agreement, the “Material Contracts”):

(i)            any Advisory Agreement;

(ii)            any Contract, other than any Advisory Agreement, that involves the expenditure, payment or receipt by the Company or any Company Subsidiary of (A) $500,000 or greater during any 12-month period or (B) $1,000,000 or greater in the aggregate and, in each case, that is not cancellable without penalty by the Company or any Company Subsidiary party thereto upon 60 or fewer days’ notice;

(iii)            any Distribution Agreement;

(iv)            any Contract (A) relating to Indebtedness in an amount of $500,000 or greater currently outstanding or (B) requiring capital expenditures of $500,000 or greater;

(v)            any Contract involving any resolution or settlement of any actual or threatened Action (A) involving remaining payments by the Company or Company Subsidiaries greater than $500,000 not including any amounts covered by insurance or (B) that imposes any material continuing non-monetary obligations on the Company or any Company Subsidiary or that provides for any material continuing injunctive or other non-monetary relief, in each case, other than confidentiality obligations;

(vi)          any currency exchange, interest rate exchange, commodity exchange, currency or commodity derivative, hedging transaction, swap, forward, future, option or similar Contract with a value of $500,000 or greater;

(vii)         any Contract containing (A) any non-compete, non-solicitation, exclusivity provision or other covenant limiting in any material respect the right of the Company, any Company Subsidiary or any of their respective Affiliates to engage in any line of business or compete with any Person in any line of business or to operate in or invest in any Person in any geographic area (other than Fund Documentation), or (B) any provision or other covenant requiring the Company, any Company Subsidiary or any of their respective Affiliates to conduct any business on a “most favored nation” basis with, or granting a right of first refusal or a right of first negotiation to, any Person (other than Fund Documentation);

(viii)        any joint venture, strategic alliance, partnership or similar Contract (other than Fund Documentation);

(ix)            any Contract that requires the Company or any Company Subsidiary to pay any commission, finder’s fee, royalty or similar payments of $250,000 or greater;

(x)            any Contract containing any provision to (A) cap fees, share fees or other payments, waive fees or reimburse, refund or assume any or all fees or expenses thereunder (other than customary “clawback” or similar undertakings in respect of a Company Client or under any Fund Documentation) or (B) share profits (including payments based on revenues, profits or assets under management of the Company or any Company Subsidiary);

(xi)           any Contract providing for future payments or the acceleration or vesting of payments or a termination or amendment right that are conditioned or triggered, in whole or in part, on a change in control of the Company or any Company Subsidiary;

(xii)          any Contract relating to an acquisition, divestiture, merger or similar transaction with a purchase price in excess of $500,000 that has material obligations remaining to be performed by the Company or Company Subsidiaries after the date of this Agreement or that has continuing unsatisfied “earn-out”, deferred or other contingent payment obligations on the Company or any Company Subsidiaries, in each case requiring payments in excess of $500,000 after the date of this Agreement;

(xiii)         requires the Company or any Company Subsidiary to co-invest with any other Person, provide seed capital or similar investment or invest in any investment product, in each case, in excess of $500,000 in any twelve (12)-month period (other than any investment through or alongside any Company Fund);

(xiv)         provides for a Lien (other than a Permitted Lien) on any material asset or property of the Company or any Company Subsidiary;

(xv)          any Contract containing a put, call, right of first refusal or similar right pursuant to which the Company or any Company Subsidiary would be required to purchase or sell, as applicable, any material equity interests of the Company, any Company Subsidiary or Company Fund, or which grants a right to sell to the Company or any Company Subsidiary or purchase from the Company or any Company Subsidiary any material asset (other than in the ordinary course of business consistent with past practice);

(xvi)         any Contract containing a material “clawback” or similar undertaking requiring the reimbursement or refund of any fees (whether performance based or otherwise) paid to the Company or any Company Subsidiary (except any Advisory Agreement or Fund Documentation (and any related “clawback” guaranty Contract));

(xvii)        any Side Letter that contains any change in control provision or “key person” provision;

(xviii)       any Contract limiting the payment of dividends or other distributions to equityholders of the Company or any Company Subsidiary;

(xix)          any Company Related Party Contract;

(xx)           any Real Property Lease;

(xxi)          any Contract with a Governmental Entity, excluding any subscription, Side Letter or other similar or related agreement in respect of a Governmental Entity’s investment into any Company Fund;

(xxii)         any Contract under which (A) the Company, any Company Subsidiary or any Company Fund grants or is granted any license or other right in respect of any Intellectual Property or IT Systems, (B) a third party has developed or has been engaged by the Company or any Company Subsidiary to develop any material Intellectual Property for or on behalf of the Company, any Company Subsidiary or any Company Fund, (C) the Company, any Company Subsidiary or any Company Fund settled or resolved any Intellectual Property-related dispute or otherwise restricting the Company’s or any of the Company Subsidiaries’ rights to use or enforce any Company Intellectual Property in any material respect, including settlement agreements, coexistence agreements, covenant not to sue agreements, and consent to use agreements, in each of clauses (A) to (C) above, excluding (1) non-exclusive licenses for generally commercially available software (including software as a service) with annual or aggregate fees of less than $450,000 and (2) non-exclusive out-licenses or rights granted to clients or service providers in the ordinary course of business; and

(xxiii)        any Labor Agreement.

provided that, except in the case of clause (xvi), the foregoing shall not include any Side Letters entered into with any investor in any Company Fund or Contract relating to the acquisition, ownership, disposition, financing or refinancing of any Portfolio Investment.

(b)            Except as set forth in Section 2.18(b) of the Company Disclosure Letter: (i) each Material Contract is legal, valid and binding on the Company or the Company Subsidiary party thereto, as applicable, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect and is enforceable by the Company or the Company Subsidiary party thereto, as applicable, and, to the Knowledge of the Company, each other party thereto in accordance with its terms, except as enforcement thereof may be limited by the Bankruptcy and Equity Exception; (ii) none of the Company or the Company Subsidiaries, as applicable, or, to the Knowledge of the Company, any other party thereto, is in violation or default in any material respect under any Material Contract or has received notice of any asserted material violation or default under any Material Contract; (iii) to the Knowledge of the Company, no event or condition exists that constitutes, or after notice or lapse of time or both would constitute, a violation or default in any material respect under any Material Contract, or would give rise to any right of termination, amendment, acceleration or cancellation of any Material Contract by any party thereto; and (iv) neither the Company nor any Company Subsidiary has received written notice from any other party to a Material Contract that such other party intends to terminate any Material Contract.

(c)            True, correct and complete copies of each Material Contract have been made available to Parent.

Section 2.19      Insurance. Section 2.19 of the Company Disclosure Letter sets forth a list, as of the date of this Agreement, of all material insurance policies maintained by the Company and the Company Subsidiaries, or with respect to which the Company or any Company Subsidiary is a named insured or otherwise the beneficiary of coverage (other than those related to Benefit Plans). A true and complete copy of each such insurance policy has been made available to Parent. All such insurance policies are in full force and effect, all premiums due and payable on such insurance policies have been paid, no notice of cancellation or termination has been received by the Company or any Company Subsidiary with respect to any such policy and, to the Knowledge of the Company, neither the Company nor any Company Subsidiary is in material violation or default under any insurance policy or has received notice of any asserted material violation or default under any insurance policy. Neither the Company nor any Company Subsidiary has received any refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy, in each case, that is held by, or for the benefit of, the Company or any Company Subsidiary.

Section 2.20      Related Party Transactions. Except as set forth on Section 2.20 of the Company Disclosure Letter, there is no Contract between the Company, any Company Subsidiary or any Company Client, on the one hand, and any Company Related Party, on the other hand (the “Company Related Party Contracts”), other than (i) with respect to Company Employees or Benefit Plans entered into in the ordinary course of business on customary terms, (ii) the Company Organizational Documents and the Organizational Documents of the Company Subsidiaries and the Company Clients, or as expressly contemplated or permitted thereby, and (iii) this Agreement and the Ancillary Agreements. Except as set forth on Section 2.20 of the Company Disclosure Letter, from and after the Closing, none of the Company Related Parties will have any interest in any property or asset (whether real or personal, tangible or intangible) owned by the Company, any Company Subsidiary or any Company Client (in each case other than the Retained Interests). True, correct and complete copies of the Company Related Party Contracts have been made available to Parent.

Section 2.21      Sufficiency of Assets. The assets, properties and rights of the Company and the Company Subsidiaries held by the Company and the Company Subsidiaries as of immediately following the Closing will constitute all of the assets, properties and rights necessary and sufficient for Parent to conduct the Company Business immediately following the Closing in all material respects as currently conducted.

Section 2.22      Security Clearances. None of the Company, the Company Subsidiaries, the Company Clients or the Portfolio Investments hold facility security clearances or personnel security clearances under the National Industrial Security Program, for the purpose of storing or accessing information classified under Executive Order 1325 (or similar order), and none of the Company, the Company Subsidiaries, the Company Clients or the Portfolio Investments have any Government Contracts or Government Bids that would require such a facility security clearance or other national industrial security authorization for the performance thereof.

Section 2.23      Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of the Company or any Company Subsidiary, that may be payable by Parent (including the Company and the Company Subsidiaries following the Closing).

Article III

Representations and Warranties of the Buyer PARTIES

Each of the Buyer Parties, jointly and severally, represents and warrants to the Company as of the date hereof and as of the Closing that, except (x) as set forth in the Buyer Disclosure Letter and (y) to the extent disclosed in any reports, schedules, statements and other documents filed or furnished with the SEC and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System (“EDGAR”) prior to the date hereof (other than disclosures in the “Risk Factors” or “Forward Looking Statements” sections of such reports or any other disclosures in such reports to the extent they are predictive, cautionary or forward-looking in nature, in each case other than any description of historic facts or events included therein):

Section 3.01      Organization and Good Standing; Organizational Documents.

(a)            Each of Parent and Merger Sub (i) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization; (ii) has full corporate, limited liability company or other similar power and authority, as applicable, to own, lease and operate its properties and assets and to conduct its business as presently owned, leased, operated or conducted; and (iii) is duly qualified or licensed to do business and is in good standing, in each case, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except, in the case of clauses (ii) and (iii), as, individually or in the aggregate, would not reasonably be expected to prevent or materially impair the ability of the Buyer Parties to effect the Transactions in accordance with the terms of this Agreement.

(b)            True, correct and complete copies of (i) the charter, by-laws and other Organizational Documents of Parent, as amended to the date of this Agreement (the “Parent Organizational Documents”), and (ii) the limited liability company agreement and other Organizational Documents of Merger Sub, as amended to the date of this Agreement (the “Merger Sub Organizational Documents”), have been made available to the Company. Except as, individually or in the aggregate, would not reasonably be expected to have a Buyer Material Adverse Effect, (A) the Parent Organizational Documents and the Merger Sub Organizational Documents are in full force and effect and (B) neither Parent nor Merger Sub is in violation of, breach of or default under any of the provisions of the Parent Organizational Documents or the Merger Sub Organizational Documents.

(c)            Merger Sub is a wholly-owned Subsidiary of Parent.

Section 3.02      Authority; Execution and Delivery; Enforceability. Each Buyer Party has all necessary power and authority to execute and deliver this Agreement and any Ancillary Agreement to which it is, or is specified to be, a party, and to perform its respective obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by each Buyer Party of this Agreement and any Ancillary Agreement to which it is, or is specified to be, a party, and the consummation by each Buyer Party of the Transactions, has been duly authorized by all necessary corporate or similar action. This Agreement has been, and each Ancillary Agreement to which each Buyer Party is, or is specified to be, as applicable, a party will at or prior to the Closing be duly executed and delivered by each Buyer Party, as applicable. Assuming the due authorization, execution and delivery by the other parties hereto or thereto, this Agreement constitutes, and each Ancillary Agreement to which each Buyer Party is, or is specified to be, a party will, when executed and delivered, constitute, a legal, valid and binding obligation of Parent and Merger Sub, as applicable, enforceable against such Person in accordance with its terms, except as enforcement thereof may be limited against such Person by the Bankruptcy and Equity Exception.

Section 3.03      No Conflict; Required Filings and Consents.

(a)            Except as set forth on Section 3.03 of the Buyer Disclosure Letter, the execution and delivery by Parent and Merger Sub of this Agreement and each Ancillary Agreement to which Parent or Merger Sub, as applicable, is, or is specified to be, a party will not, and the performance by Parent and Merger Sub of this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party and the consummation of the Transactions will not, (i) conflict with or violate any provision of the Parent Organizational Documents or any Merger Sub Organizational Document, (ii) assuming that all Consents contemplated by Section 3.03(b) have been obtained and all filings and notifications contemplated by Section 3.03(b) have been made, conflict with or violate any Law or Privacy Legal Requirement applicable to Parent or any Parent Subsidiary or by which any property or asset of Parent or any Parent Subsidiary is bound or (iii) require any Consent by any Person under, result in a breach of or constitute a default (or an event that with or without the giving of notice or lapse of time or both would become a default) under, give to others (immediately or with or without the giving of notice or lapse of time or both) any right of termination, amendment, acceleration or cancellation of, result (immediately or with or without the giving of notice or lapse of time or both) in any payment or other obligations under, result (immediately or with or without the giving of notice or lapse of time or both) in the loss of any right or benefit to which Parent or any Parent Subsidiary is entitled under or result (immediately or with or without the giving of notice or lapse of time or both) in the creation of any Lien (other than any Permitted Lien) on any property or asset of Parent or any Parent Subsidiary under, (A) any Contract to which Parent or any Parent Subsidiary is a party or by which any of the properties or assets of Parent or any Parent Subsidiary are bound or (B) any authorization, license, permit, certificate, approval, consent, registration, endorsement or qualification of any Governmental Entity required for Parent or any Parent Subsidiary to own, lease and operate their properties and lawfully conduct their business as presently conducted, except, in the case of the foregoing clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to result in a Buyer Material Adverse Effect.

(b)            The execution and delivery by Parent and Merger Sub of this Agreement and each Ancillary Agreement to which Parent or Merger Sub, as applicable, is, or is specified to be, a party will not, and the performance by Parent and Merger Sub of this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party and the consummation of the Transactions will not, require any Consent of, or filing with or notification to, or registration or qualification with, any Governmental Entity, except for (i) compliance with and filings under applicable requirements of the HSR Act and any other applicable antitrust Law, (ii) compliance with and filings under applicable federal securities Laws, state securities Laws or “Blue Sky Laws” or securities Laws of any foreign country in connection with the issuance of the Rollover Interests pursuant to this Agreement, (iii) the Energy Regulatory Approvals, to the extent applicable, (iv) the CFIUS Approval, (v) the FCC Consents, and (vi) such other Consents, filings, notifications, registrations or qualifications, in each case, the failure of which to be obtained, individually or in the aggregate, would not reasonably be expected to result in a Buyer Material Adverse Effect.

Section 3.04      Litigation; Orders.

(a)            As of the date hereof, there are no Actions pending or, to the Knowledge of Parent, threatened in writing against or concerning Parent or any Parent Subsidiary that, if adversely determined, would, individually or in the aggregate, reasonably be expected to result in a Buyer Material Adverse Effect.

(b)            As of the date hereof, to the Knowledge of Parent, there are no Orders outstanding against or relating to Parent or any Parent Subsidiary that would, individually or in the aggregate, reasonably be expected to result in a Buyer Material Adverse Effect.

Section 3.05      Investment Advisory Matters.

(a)            Parent and each Parent Subsidiary is duly registered, licensed or qualified in all material respects as required to effect the Transactions contemplated by the Agreement, and such registration, license or qualification is in full force and effect. Each Buyer Party is an “accredited investor,” as such term is defined in Regulation D under the Securities Act. No Buyer Party, and no Person who through a Buyer Party’s ownership of the Company Interests will beneficially own an interest in the Company as a result of the Transactions, is subject to an event described in Rule 506(d)(1)(i)–(viii) of Regulation D under the Securities Act that would result in a “disqualification event” thereunder or has been involved in any regulatory proceeding or other event to the extent that such event would be required to be disclosed in the Form ADV of the Company. None of the Buyer Parties or, to the Knowledge of Parent, any “associated person” (as defined in the Investment Advisers Act) of Parent is ineligible (i) pursuant to Section 203 of the Investment Advisers Act to serve as a registered investment adviser or an “associated person” of a registered investment adviser (as defined in the Exchange Act) or (ii) pursuant to Section 9(a) or Section 9(b) of the Investment Company Act to serve as a registered investment adviser, depositor or principal underwriter to a registered “investment company” within the meaning of the Investment Company Act, and, in the case of each of clauses (i) and (ii), there are no Actions pending or threatened in writing (or, to the Knowledge of Parent, otherwise threatened) against any Buyer Party or any such other Person associated with an investment adviser, in each case, that would reasonably be expected to result in such ineligibility. None of the Buyer Parties is or will be, nor is or will be using the asset of, any Benefit Plan Investor in connection with the Transactions.

Section 3.06      Public Reports. Since the Lookback Date, Parent has timely filed with or otherwise furnished (as may be applicable) to the SEC all forms, reports, schedules, prospectuses and other documents (collectively, including all exhibits thereto, the “Parent Public Reports”) required to be filed or furnished by Parent under the Securities Act or the Exchange Act. As of their respective dates, the Parent Public Reports at the time filed or furnished (or, if amended or superseded by a filing prior to the date of this Agreement, as of the date of such filing) complied in all material respects as to form with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent Public Reports.

Section 3.07      Available Funds; Equity Consideration.

(a)            After giving effect to, and subject to the terms and conditions set forth in, the SoftBank Transaction Support Agreement, at the Closing, Parent will have cash or other sources of immediately available funds sufficient to pay the Closing Cash Consideration and the other cash amounts required to be paid by Parent at the Closing pursuant to Section 1.03(a) and to satisfy all other amounts to be paid by the Buyer Parties hereunder to consummate the Transactions and to satisfy all other costs and expenses incurred by the Buyer Parties in connection therewith.

(b)            When issued and delivered to the Rollover Holders pursuant to the Transactions, the Rollover Interests will have been duly authorized and validly issued in accordance with the terms of, and will entitle the holders thereof to the rights specified in, the Organizational Documents of the Rollover Entity, and the Rollover Interests will be fully paid and the issuance thereof will be free of all Liens, other than Permitted Liens.

(c)            The obligations of each Buyer Party to consummate the Transactions are not in any way contingent upon, or otherwise subject to, the availability or receipt of any financing to Parent or any of its Affiliates.

(d)            No funds to be paid to the Company Owners hereunder have been derived from, or will be derived from or contribute, either directly or knowingly indirectly, the proceeds of any criminal activity in violation of any applicable Anti-Corruption Laws, Anti-Money Laundering Laws or Sanctions.

Section 3.08      Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of a Buyer Party, any of its Affiliates or any of their respective directors, officers or employees, that may be payable by the Company or any of its Affiliates.

Article IV

Covenants Relating to Conduct of the Company AND PARENT

Section 4.01      Conduct of the Company Parties.

(a)            Except in respect of matters (i) required by applicable Law or a Governmental Entity, (ii) set forth in Section 4.01(a) of the Company Disclosure Letter, (iii) consented to by Parent in writing in advance (which consent, except in the case of requests for consent regarding the Fundamental IOCs, is not to be unreasonably withheld, conditioned or delayed) or (iv) otherwise expressly permitted or required by this Agreement or any Ancillary Agreement, from the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms, the Company shall, and shall cause each Company Subsidiary to, (A) subject to the restrictions set forth in Section 4.01(b) and elsewhere in this Agreement or any Ancillary Agreement, conduct its business and operations in the ordinary course of business, and in compliance in all material respects with applicable Law; (B) use commercially reasonable efforts to preserve intact its business organizations, maintain its assets and properties in their current condition in all material respects (normal wear and tear and damage caused by casualty or by any reason outside of a Company Party’s reasonable control excepted), keep available the services of its current officers and employees and preserve substantially intact its goodwill and relationships with customers, vendors and other Persons with which it has business relations; and (C) promptly, to the extent permitted in accordance with applicable Law (i) notify the Buyer Parties of any actual or impeding changes, matters or in-flight transactions which will, or will likely, materially impact Regulatory Licenses held by the Company Parties and Company Funds and (ii) notify, and consult in advance with, Parent regarding any actual or threatened investigation, enforcement proceeding or disciplinary action by a Governmental Entity with respect to the Company Parties or Company Funds (or, in the case of each of clause (i) and clause (ii), any such matters which will or will likely materially impact the Portfolio Investments, where this is within the Knowledge of the Company).

(b)            Without limiting Section 4.01(a), and subject to the express exceptions set forth therein, from the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms, without the prior written consent of the Buyer Parties, the Company shall not, and the Company shall cause each Company Subsidiary not to:

(i)            (A) adjust, split, combine, subdivide, exchange, reclassify or take any similar action with respect to any Company Interests or other equity interests in the Company or any Company Subsidiary or issue or authorize or propose the issuance of any other equity interests in respect of, in lieu of or in substitution for any Company Interests or other equity interests in any Company Subsidiary; (B) purchase, redeem or otherwise acquire or offer to purchase, redeem or otherwise acquire, directly or indirectly, any Company Interests or other equity interests in any Company Subsidiary or any Company Interest Rights; or (C) issue, deliver, transfer, sell, grant or otherwise dispose of, or pledge, encumber or otherwise subject to any Lien, (1) any Company Interests or other equity interests in any Company Subsidiary, other than issuances, deliveries, transfers, sales, grants or dispositions of equity interests of Company Subsidiaries to the Company or a wholly-owned Company Subsidiary, or (2) any Company Voting Debt or Company Interest Rights;

(ii)            establish a record date for, declare, set aside, make or pay any dividend or other distribution of property or assets, other than dividends or other distributions (A) in the form of Cash, (B) to the Company or a wholly-owned Subsidiary thereof by another wholly-owned Subsidiary thereof or (C) tax distributions in accordance with the Company Organizational Documents, in the case of each of the foregoing clauses (A) and (B), so long as such amounts are paid prior to the Reference Time;

(iii)            amend or propose to amend (A) the Company Organizational Documents, (B) the Organizational Documents of any Company Subsidiary or (C) any investor rights agreements (including any similar agreements relating to the rights of equityholders) to which the Company or any Company Subsidiary is a party;

(iv)            consent to any transfer, sale, assignment or other disposition of any equity interests of the Company or any Company Subsidiary by PHP, WSI or any of their respective Affiliates;

(v)            (A) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, exchange, consolidation, restructuring, recapitalization or other reorganization; (B) merge or consolidate with any Person; (C) acquire (whether by merging, consolidating, purchasing, forming a partnership or joint venture with, or otherwise) any equity interests in, or assets of, any Person, except for acquisitions that are of inventory, equipment, supplies and other assets in the ordinary course of business for less than $2,500,000 in the aggregate; or (D) establish, form or acquire any Subsidiary other than a wholly-owned Subsidiary;

(vi)            (A) sell, assign, transfer, lease, sublease, license, sublicense, abandon, let lapse, fail to renew or otherwise dispose of any of its material properties, rights or assets (including equity interests of its Subsidiaries, material Intellectual Property and material Company Governmental Authorizations), except for (1) non-exclusive licenses or sublicenses to clients in the ordinary course of business, (2) expirations of assets at the end of their statutory terms and (3) dispositions of other properties, rights or assets in the ordinary course of business not greater than $500,000 in the aggregate; or (B) pledge, encumber or otherwise subject to any Lien (other than a Permitted Lien) any of its material properties, rights or assets (including material Intellectual Property and material Company Governmental Authorizations);

(vii)            make or incur any capital expenditure in excess of $1,000,000 individually or $2,500,000 in the aggregate;

(viii)            (A) create, incur, assume, guarantee, modify, renew or refinance any Indebtedness, or issue or sell any warrants or rights to acquire debt securities of the Company or any of its Subsidiaries, other than borrowed money Indebtedness incurred in the ordinary course of business, not to exceed an aggregate of $2,500,000 in principal amount outstanding at any time, that will be repaid at the Closing; (B) make any loans, advances or capital contributions to, or investments in, any Person, other than (1) to, or in, any wholly owned Company Subsidiary or any Company Fund, (2) extensions of trade credit, in the case of each of clauses (1) and (2), in the ordinary course of business, or (3) as required by the Fund Documentation; or (C) cancel any Indebtedness owed to the Company or any Company Subsidiary, or waive any claims or rights of the Company or any Company Subsidiary under any such Indebtedness, other than with respect to intercompany loans by and among the Company or any wholly owned Company Subsidiary, on the one hand, and any Company Subsidiary or the Company, on the other hand;

(ix)            other than as required in the ordinary course of business, enter into any swap or hedging transaction or other derivative agreement;

(x)            except as required by applicable Law, (A) increase or commit to increase the amount of cash compensation and bonuses payable to any Company Employee, except for compensation increases made in the ordinary course of business and consistent with past practice with respect to any Company Employee whose annual base compensation is less than $750,000, (B) grant any Company Employee any new or additional entitlement to any (x) severance, termination, retention, long-term incentive, equity or equity-based payments or benefits or (y) payments or benefits triggered by a change in control of any Company Party or by the consummation of the Transactions, (C) enter into any Labor Agreement or voluntarily recognize a labor union or similar organization, (D) establish, adopt, enter into, terminate or amend any Benefit Plan in any material respect, or any plan, agreement, program, policy or other arrangement that would have been a Benefit Plan if it were in existence as of the date of this Agreement, (E) take any action to accelerate the vesting, payment or lapsing of restrictions with respect to, or fund or in any way secure the payment of, compensation or benefits under any Benefit Plan, including any equity, equity-based or long-term cash awards, (F) hire, engage or terminate (other than for cause) any Company Employee, in each case, except in the ordinary course of business and consistent with practice with respect to any Company Employee whose annual base compensation is less than $750,000 or (G) grant any Company Employee any right to reimbursement, indemnification or payment for any Taxes, including any Taxes incurred under Section 409A or 4999 of the Code;

(xi)            effectuate a “mass layoff” or “plant closing” or other action that would trigger the notice requirements of the WARN Act;

(xii)            (A) make (except in the ordinary course of business), revoke or change any entity classification or other material Tax election, or adopt or change a material accounting period or method of accounting for Tax purposes, (B) file any amended material Tax Return, (C) file any claim for a refund of material Taxes or surrender any right to claim a refund of material Taxes, (D) consent to any extension or waiver of the limitation period applicable to any material Taxes or Tax Returns (except for extensions of the period to file Tax Returns obtained in the ordinary course of business), (E) commence, settle or compromise any dispute, claim, notice, negotiation, audit report or assessment with respect to a material amount of Taxes with a Taxing Authority or (F) fail to timely file any material Tax Return (taking into account applicable extensions), except, in the case of each of the foregoing clauses (A)–(F), to the extent required by applicable Law;

(xiii)         make any change in any accounting or financial reporting methods, principles or practices, except as required by changes in GAAP or applicable Law;

(xiv)         except in the ordinary course of business, (A) enter into, cancel, modify, terminate or renew any Material Contract, or (B) transfer, assign, waive or release, in whole or in part, any rights or interests (other than any de minimis rights or interests) in or under any Material Contract;

(xv)          enter into any Company Related Party Contract or consummate any transaction with any Company Related Party, in each case, other than with respect to Company Employees, compensatory arrangements or employee benefit plans in the ordinary course of business;

(xvi)         other than Tax actions, which shall be governed solely by Section 4.01(b)(xii), commence, waive, release, assign, settle or compromise, or agree, offer or propose to commence, waive, release, assign, settle or compromise any pending, potential or threatened Action that (A) involves the payment of monetary damages that exceed, individually or in the aggregate, $5,000,000, (B) imposes injunctive relief against the Company, any Company Subsidiary or any Affiliate thereof (including any Affiliate of Parent, the Company, any Company Subsidiary or Affiliate thereof the following the Closing), or (C) imposes any material restriction on the operations of the Company or any of the Company Subsidiaries or any Affiliate of Parent that would be effective following the Closing;

(xvii)        enter into any new line of business that is different from the business of the Company and the Company Subsidiaries as of the date hereof;

(xviii)       (A) enter into any Contract with any existing investor in a Company Fund or any Company Client (in such existing investor’s capacity as such), in each case, granting concessions on economic terms with respect to such Company Fund or such Company Client’s Advisory Agreement, unless such concessions are materially consistent with relationship discounts or other terms provided to existing or past investors or Company Clients of similar size or strategic importance, or (B) except to the extent permitted by the foregoing clause (A), agree to an amendment or waiver of the provisions of the applicable Advisory Agreement or Fund Documentation that has the effect of adjusting the amount of revenues payable by any Company Client to the Company and the Company Subsidiaries, or adjusting the timing of payment of such amounts, or (C) enter into any other material amendment or modification of the terms of, or material waiver under, any Advisory Agreement or Fund Documentation, or any other accommodations (provided that the consent of the Buyer Parties shall not be unreasonably withheld, conditioned or delayed in respect of any action restricted by the foregoing clause (C));

(xix)          take, or fail to take, any action that would, or would reasonably be expected to, have a material adverse effect on any of the Regulatory Licenses held by the Company Parties or the Company Funds;

(xx)           materially amend or modify any Existing Fund Credit Agreement in a manner that would reasonably be expected to (1) adversely affect the Company and the Company Subsidiaries’ ability to obtain the consents described in Section 5.03(b) or (2) cause a Company Fund thereunder to be in breach of its terms as a result of the consummation of the Transactions;

(xxi)          accelerate the collection of material accounts receivable, defer the payment of material accounts payable or otherwise alter or amend practices with respect to working capital outside the ordinary course of business;

(xxii)        cancel or allow to terminate any insurance policy or allow any of the coverage thereunder to lapse, unless simultaneously with such cancellation, termination or lapse replacement coverage substantially equal to or greater than the existing coverage is in full force and effect with no gap in coverage;

(xxiii)        make any material adverse change to the operation or security of IT Systems of, or policies or measures regarding compliance with Privacy Legal Requirements by, the Company Parties and Company Funds (or, to the Knowledge of the Company, those of a Portfolio Investment), except for those required by applicable Law;

(xxiv)       (A) purchase any real property; or (B) enter into any new lease agreement with respect to real property that is not leased by the Company or a Company Subsidiary as of the date hereof; or

(xxv)        authorize, resolve, commit or agree to take any of the actions described in this Section 4.01(b).

(c)            Notwithstanding anything to the contrary contained herein, neither Buyer Party shall have any right under this Agreement to, directly or indirectly, control or direct the operations of the Company and/or the Company Subsidiaries prior to the Closing.

Article V

Additional Agreements

Section 5.01      Exclusivity. Between the date of this Agreement and the earlier of the Closing and the termination of this Agreement in accordance with its terms (the “Exclusivity Period”), the Company shall not, and shall cause the Company Subsidiaries and its and their respective Representatives not to, directly or indirectly, solicit, initiate or knowingly facilitate or encourage the submission of any Acquisition Proposal or enter into any agreement with respect to any Acquisition Proposal. The Company shall, and shall cause the Company Subsidiaries and its and their respective Representatives to, immediately cease any and all existing activities, discussions or negotiations with any parties conducted prior to the date of this Agreement with respect to any Acquisition Proposal, shall request the return or destruction of all confidential information provided to any such parties by or on behalf of the Company (to the extent permitted by and in accordance with applicable non-disclosure agreements) and immediately terminate all physical and electronic data room access previously granted to such parties. The Company shall promptly advise the Buyer Parties of any inquiry, indication of interest, proposal or offer relating to an Acquisition Proposal that the Company receives during the Exclusivity Period. Notwithstanding anything herein to the contrary, this Section 5.01 shall not restrict the Company from initiating or maintaining any communications with any Person, in each case, in the ordinary course of business and unrelated to any acquisition, merger or other similar transaction involving the Company’s business or other Acquisition Proposal. Notwithstanding anything to the contrary contained in this Agreement, nothing herein shall be deemed to prohibit the Company, the Company Subsidiaries or their respective Representatives (i) from engaging in discussions with the acquiror in respect of the Buyer Acquisition, as well as the Affiliates and Representatives thereof, in each case in connection with the Transactions and the related direct and indirect implications on the Company Business or (ii) on or following January 5, 2027, from engaging in discussions with SBG and its Affiliates and Representatives in connection with, and/or consummating, a direct acquisition (regardless of form) of the Company and/or any of its Affiliates by SBG and/or any of its Affiliates.

Section 5.02      Access to Information; Confidentiality Agreement.

(a)            Subject to applicable Law, between the date of this Agreement and the earlier of the Closing and the termination of this Agreement in accordance with its terms, upon reasonable notice, the Company shall, and shall cause each Company Subsidiary, to, solely for the purpose of facilitating the consummation of the Transactions, (i) afford to the Buyer Parties and their respective Representatives reasonable access during normal business hours to the officers, employees, agents, properties, books, Contracts and records of the Company and the Company Subsidiaries (other than any of the foregoing that relate to the negotiation and execution of this Agreement or any Ancillary Agreement or any proposals from other parties relating to any competing or alternative transactions) and (ii) furnish reasonably promptly to the Buyer Parties and their respective Representatives such information concerning their business, personnel, assets, liabilities and properties as the Buyer Parties may reasonably request; provided that (A) the Buyer Parties and their respective Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company or any Company Subsidiary, and (B) the Buyer Parties shall not be permitted to use such access to perform any invasive or subsurface environmental sampling, monitoring or testing at such properties. Notwithstanding the foregoing in this Section 5.02, no such access shall be permitted to the extent that it would require the Company or any Company Subsidiary to disclose information (i) in a manner that would jeopardize attorney-client privilege or attorney work-product privilege, (ii) violate applicable Law, (iii) that would be commercially sensitive or constitute a trade secret, (iv) that would result in a material breach of any preexisting Contract to which the Company or any Company Subsidiary is a party or (v) that would result in the disclosure of information that would reasonably be expected to be used in any lawsuit or arbitral proceeding filed in connection with, and concerning, this Agreement and the Transactions, in which the Company and its Affiliates, on the hand, and the Buyer Parties and their Affiliates, on the other hand, are adverse parties; provided that, in the case of the foregoing clauses (i), (ii) and (iv), the Company shall use, and shall cause the Company Subsidiaries to use, commercially reasonable efforts to provide such access (or as much access as is possible) or develop an alternative method of providing such access, at Parent’s sole expense, in a manner that does not result in such jeopardy, violation, contravention or breach.

(b)            Until the Closing, all information provided pursuant to this Section 5.02 will be subject to the terms of that certain Mutual Confidentiality Agreement, dated as of November 4, 2024, between the ACP and DigitalBridge Acquisitions, LLC, as supplemented by that certain Addendum to the Mutual Confidentiality Agreement, dated June 18, 2025 (the “Confidentiality Agreement”). Notwithstanding anything in the Confidentiality Agreement to the contrary, the Confidentiality Agreement shall be deemed to be terminated at the Closing and Parent and the Company shall take any action necessary to give effect thereto.

(c)            Notwithstanding anything to the contrary in the Confidentiality Agreement, the parties agree that the Buyer Parties may disclose this Agreement (and any other information reasonably necessary in connection therewith) to any bona fide credit institution (actual or potential) financing sources in connection with any financing or a subsequent refinancing, any agents or professional advisers of any such person and/or any rating agency, in each case solely in connection with any such financing and/or such refinancing, in each case to the extent the recipients of such information are bound by customary confidentiality obligations; provided that the Buyer Parties shall remain responsible for any failure by such financing sources, agents or professional advisers of any such person and/or any rating agency to keep confidential any information disclosed pursuant to this Section 5.02(c).

Section 5.03      Efforts.

(a)            Upon the terms and subject to the conditions set forth in this Agreement, the parties to this Agreement shall use their respective commercially reasonable efforts to, and assist and cooperate with the other parties to this Agreement to, cause the conditions to Closing to be satisfied as promptly as practicable and to consummate and make effective the Transactions; provided that the parties’ obligations in connection with obtaining or making filings, approvals, consents, waivers, notices, notifications, petitions, statements, registrations, submissions of information, applications and expirations of waiting periods from or with respect to applicable Laws and Governmental Entities shall be governed by the Regulatory Efforts Agreement.

(b)            Without limiting the foregoing, between the date of this Agreement and the Closing, the Company shall, and shall cause each Company Subsidiary to, use commercially reasonable efforts to obtain all Consents from Persons (other than Governmental Entities) required in connection with the Transactions; provided that, notwithstanding anything to the contrary in this Agreement, in no event shall any of the Buyer Parties have any obligation to pay or commit to pay any amount or incur any obligation or grant any concession or accommodation (financial or otherwise) in favor of any such Person, or commence or participate in any Action, in order to obtain any such Consent; provided, further, that, notwithstanding anything to the contrary in this Agreement, in no event shall the Company or any Company Subsidiary pay or commit to pay any amount or incur any obligation or grant any concession or accommodation (financial or otherwise) in favor of any such Person, or commence or participate in any Action, in order to obtain any such Consent, in each case without the prior written consent of Parent.

Section 5.04      Notification. Between the date of this Agreement and the earlier of the Closing and the termination of this Agreement in accordance with its terms, the Company shall give prompt (and in any event within three (3) Business Days) written notice to Parent, and Parent shall give prompt (and in any event within three (3) Business Days) written notice to the Company, of (a) the breach or failure to be true and correct of any representation or warranty made by it contained in this Agreement (including any event that would, at Closing, cause a representation or warranty to be breached or fail to be true and correct), which breach or failure to be true and correct would reasonably be expected to give rise to the failure of a condition in Section 6.02(b) or Section 6.03(a), as applicable, or (b) the failure by it to comply with or satisfy in any material respect any covenant or agreement to be complied with or satisfied by it under this Agreement that would reasonably be expected to give rise to the failure of a condition in Section 6.02(d) or Section 6.03(c); provided that (i) no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement and (ii) any failure to give any such notification shall not in and of itself be deemed to constitute the failure of any condition set forth in Section 6.02 or Section 6.03, as applicable, to be satisfied.

Section 5.05      Public Announcements. The parties agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement (the “Announcement”) shall be in the form heretofore agreed to by the parties. (a) The parties shall not, and shall cause their Affiliates not to, issue any press release or make any other public statements with respect to the Transactions without the prior written consent of Parent and, prior to the Closing, the Company and, to the extent such press release or public statement references SBG or its Affiliates or the Buyer Acquisition, shall consult in good faith with SBG prior to issuing (or approving or consenting to the issuance of) any such press release or public statement, and (b) the Buyer Parties shall not, and shall cause their Affiliates not to, issue or approve or consent to the issuance of any press release, or make or approve or consent to the making of any other public statements with respect to the Buyer Acquisition to the extent that the Transactions or the Company (or any of its Affiliates) are referenced therein, except in each case as may be required by applicable Law, court process or the rules and regulations of any national securities exchange or national securities quotation system; provided that, unless the applicable circumstances preclude the proposing party’s ability to do so, the party proposing to issue (or approve or consent to the issuance of) any press release or to make (or approve or consent to the making of) any other public statement (for the avoidance of doubt, including any proxy statement, proxy statement supplement or similar disclosure in connection with the Buyer Acquisition to the extent such proxy statement, proxy statement supplement or similar disclosure specifically references to or describes the Company or any of its Affiliates, the Company Business, the Transactions or this Agreement), in each case as applicable, in compliance with any such disclosure obligations shall consult in good faith with the other party hereto and, to the extent such disclosure references SBG or its Affiliates or the Buyer Acquisition, with SBG, prior to doing so. Notwithstanding anything to the contrary in this Section 5.05, SBG and its Affiliates may issue or approve or consent to the issuance of any press release, or make or approve or consent to the making of any other public statement, that specifically references the Company or any of its Affiliates, in each case to the extent required to be made in connection with the public reporting obligations of SBG or any of its Affiliates to the extent required by applicable Law, court process or the rules and regulations of any national securities exchange or national securities quotation system; provided that SBG shall use commercially reasonable efforts to give to the Company prior written notice and a copy of such press release or public notice in advance of the issuance thereof to the extent reasonably practicable and permitted by applicable Law. Notwithstanding the foregoing, this Section 5.05 shall not apply to any press release or other public statement made by any of the parties that is consistent in all material respects with the Announcement and does not contain any information relating to this Agreement, the Ancillary Agreements or the Transactions or the Buyer Parties, the Company or any of their respective Affiliates that has not been previously announced or made public in accordance with the terms of this Agreement. Subject to the other terms of this Agreement, this Section 5.05 shall not prohibit any party from communicating on a confidential basis with third parties to the extent necessary for the purpose of seeking any third-party consent (including the Client Consents) in accordance with the terms of this Agreement.

Section 5.06      Employee Matters.

(a)            For a period of 12 months immediately following the Closing (or, if shorter, until the date of the relevant Continuing Employee’s employment termination), Parent shall provide each Company Employee who remains employed at the Closing (each, a “Continuing Employee”) with (i) base salary or wage rate, as applicable, and target annual short-term cash bonuses that are no less favorable than base salary or wage rate, as applicable, and target annual short-term cash bonuses provided to such Continuing Employee immediately prior to the Closing and (ii) other employee benefits (excluding long-term incentive, equity or equity-based compensation, non-qualified deferred compensation, change-in-control, retention or transaction-based, defined benefit pension and post-retirement welfare benefits) that are substantially comparable in the aggregate to the employee benefits provided to similarly-situated employees of Parent. In the event that any Continuing Employee is terminated without cause by Parent within the 12-month period immediately following the Closing, Parent agrees that it shall provide severance to such Continuing Employee in accordance with Section 5.06(a) of the Company Disclosure Letter.

(b)            Parent agrees that, from and after the Closing Date, Parent or its Affiliates shall cause the Continuing Employees to be granted credit for all service with the Company or any Company Subsidiary (including any predecessors thereof) earned prior to the Closing Date for purposes of eligibility to participate, vesting and determining levels of benefits (other than with respect to any long-term incentive or equity or equity-based arrangements) under any benefit or compensation plan, program, policy, agreement or arrangement that is sponsored by or may be established or maintained by Parent or its Affiliates on or after the Closing Date (the “New Plans”) to the same extent as such Continuing Employee was entitled to credit for such service under the corresponding Benefit Plan in which such Continuing Employee participated immediately prior to the Closing Date; provided, however, that the foregoing shall not apply (w) with respect to benefit accrual under any defined benefit pension plan or benefit plan that provides for post-employment welfare or retiree welfare benefits, (x) to the extent that it would result in a duplication of benefits, (y) to any newly established benefit plan in which similarly-situated employees of Parent or its Affiliates do not receive credit or (z) under any benefit plan that is a frozen plan or provides grandfathered benefits. In addition, Parent hereby agrees that Parent or its Affiliates shall use commercially reasonable efforts to (i) cause to be waived all pre-existing condition exclusions, actively-at-work requirements, eligibility waiting periods, evidence of insurability requirements and similar limitations under any New Plans to the extent waived, inapplicable or satisfied by a Continuing Employee (or spouse or dependent thereof) under any Benefit Plan as of the Closing Date and (ii) cause any deductible, co-insurance and out-of-pocket expenses incurred on or before the Closing Date by any Continuing Employee (or spouse or dependent thereof) to be taken into account for purposes of satisfying applicable deductible, coinsurance and out-of-pocket provisions after the Closing Date under any applicable New Plan in the year of initial participation, to the extent paid, incurred or satisfied under the corresponding Benefit Plan prior to the Closing Date.

(c)            Parent agrees that, from and after the Closing Date, Parent or its Affiliates shall assume and agree to perform and be bound by, or cause the Company to assume and agree to perform and be bound by, the agreements set forth on Section 5.06(c) of the Company Disclosure Letter.

(d)            401(k) Plan Termination. If requested by Parent in writing at least thirty (30) Business Days prior to the Closing Date, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, ACHP II shall execute resolutions to cause the Company’s 401(k) plan (the “Company 401(k) Plan”) to be terminated effective immediately prior to the Closing Date, contingent on the occurrence of the Closing. In the event that Parent requests that the Company 401(k) Plan be terminated, ACHP II shall provide Parent with such termination resolutions (the form and substance of which shall be subject to review and approval by Parent, whose approval shall not be unreasonably withheld) no later than the day immediately preceding the Closing Date. If the Company 401(k) Plan is terminated, then as of or as soon as administratively practicable following the Closing Date, Parent shall make available to Continuing Employees a defined contribution retirement savings plan intended to meet the tax-qualification provisions of Sections 401(k) and 401(a) of the Code that is sponsored by Parent (or an Affiliate thereof) (“Parent’s 401(k) Plan”). Parent shall take all steps necessary to ensure that Parent’s 401(k) Plan accepts “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) that include cash and promissory notes evidencing loans on behalf of Continuing Employees.

(e)            Nothing contained in this Section 5.06, express or implied, (i) is intended to create or confer upon any Company Employee any right to continued employment for any period or continued receipt of any specific employee benefit, or shall constitute an amendment to or any other modification of any benefit plan, (ii) shall prohibit, alter or limit Parent’s ability to amend, modify or terminate any particular benefit plan, program, agreement or arrangement, including any Benefit Plan, or (iii) is intended to confer upon any Person (including employees, retirees or dependents or beneficiaries of employees or retirees) any rights under or with respect to any plan, program or arrangement described in or contemplated by this Agreement, or any rights as a third-party beneficiary of this Agreement.

Section 5.07      Indemnification and Insurance.

(a)            Subject to applicable Law, for a period of six years following the Closing Date, Parent or its applicable Affiliate shall cause the Company and the Company Subsidiaries, as applicable, to fulfill and honor in all respects the obligations of the Company and the Company Subsidiaries to indemnify and hold harmless, provide advancement of expenses, exculpation and other limitations on liability to, each person who is now, or at any time prior to the Closing has been, an officer, director, manager, employee or member of any Company Party (each, together with such person’s heirs, executors or administrators, “Company Indemnified Party”), in respect of acts, omissions, circumstances or events existing or occurring at or prior to the Closing, in each case, to the same extent such Company Indemnified Parties are indemnified, held harmless or exculpated or have the right to advancement of expenses or other limitation of liability as of the date of this Agreement by the Company or any of its Subsidiaries pursuant to, as applicable, the Company Organizational Documents and the Organizational Documents of each Company Subsidiary, in each case, as in effect on the date hereof; provided, that any payment of expenses in advance of the final disposition of any Action shall be made only upon receipt of an undertaking by such Company Indemnified Party to repay all amounts advanced if it should be ultimately determined that such Company Indemnified Party is not entitled to any indemnification or reimbursement of such expenses. For the same such period, the Company Organizational Documents and the Organizational Documents of each Company Subsidiary will contain provisions with respect to exculpation, reimbursement, contribution, advancement of expenses and indemnification in respect of Actions to the extent arising out of or relating to actions or inactions by any officer of the Company or any Company Subsidiary prior to the Closing that are at least as favorable to the Company Indemnified Parties as those contained in the Company Organizational Documents and the Organizational Documents of each Company Subsidiary as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights of any Company Indemnified Party thereunder. Each Company Indemnified Party shall be an express third-party beneficiary of this Section 5.07.

(b)            In the event Parent, the Company, any Company Subsidiary or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, to the extent necessary, proper provision shall be made so that the successor or assign of Parent, the Company or such Company Subsidiary, as the case may be, shall assume the obligations set forth with respect to Parent, the Company or such Company Subsidiary, as the case may be, in this Section 5.07.

(c)            The Buyer Parties shall purchase (at its sole expense) and maintain in full force and effect as of the Closing, a six year “tail” policy, on terms and conditions no less advantageous to the Company Indemnified Parties than the existing directors’ and officers’ liability insurance and fiduciary insurance maintained by the Company and the Company Subsidiaries as of the date of this Agreement, covering claims arising from facts, events, acts or omissions that occurred at or prior to the Closing, including the Transactions; provided, that in no event shall such “tail” policy have an annual premium in excess of 300% of the last annual premium (such amount, the “Company Maximum Premium”) paid by the Company or its Affiliates for such directors’ and officers’ liability insurance and fiduciary insurance currently in effect as of the date of this Agreement; provided, further, that if terms and conditions no less advantageous than the existing directors’ and officers’ liability insurance and fiduciary insurance for the Company cannot be obtained or can be obtained only by paying an annual premium in excess of the applicable Company Maximum Premium, the Buyer Parties may obtain as much similar insurance as is reasonably practicable for an annual premium equal to the applicable Company Maximum Premium.

Section 5.08      Fees and Expenses.

(a)            Except as otherwise set forth in this Agreement, whether or not the Transactions are consummated, all fees and expenses incurred in connection with the Transactions shall be paid by the party incurring such fees or expenses.

(b)            ACHP II shall use commercially reasonable efforts to cause each payee of Transaction Expenses of the types referred to in clause (i) of the definition thereof (other than Transaction Expenses payable to Company Employees through the Company’s payroll) to submit, prior to the delivery of the Estimated Closing Statement, a written invoice for the full amount of unpaid Transaction Expenses owed to such payee (“Invoices”) in connection with this Agreement, the Ancillary Agreements and the Transactions.

Section 5.09      Termination of Company Related Party Contracts. Except as set forth on Section 5.09 of the Company Disclosure Letter, at or prior to the Closing, all Company Related Party Contracts (other than (a) trade accounts payable arising in the ordinary course of business and (b) for the avoidance of doubt, any Ancillary Agreement entered into in connection with Transactions and the Organizational Documents of the Company Funds and the General Partner Entities) shall be terminated, and all liabilities and obligations thereunder shall have been satisfied without any post-Closing payment by or obligations or liability of the Company or any Company Subsidiary, in each case, as of immediately prior to the Closing.

Section 5.10      Tax Matters.

(a)            Transfer Taxes. Notwithstanding anything to the contrary in this Agreement or the Ancillary Agreements, all stock transfer, real estate transfer, sales, use, documentary, registration, stamp, stamp duty, stamp duty reserve tax, recording and other similar Taxes incurred in connection with the Transactions (“Transfer Taxes”) shall be borne by 50% by the Buyer Parties and 50% by the Company. Parent and the Company shall reasonably cooperate to prepare and timely file any Tax Returns relating to Transfer Taxes.

(b)            Purchase Price Allocation. Within 120 days after the Closing Date, ACHP II shall prepare (or cause to be prepared) and deliver (or cause to be delivered) to Parent for Parent’s review, comment and consent (such consent not to be unreasonably conditioned, withheld or delayed) a statement allocating the purchase price (as determined for Tax purposes) among the assets of the Company and the Company Subsidiaries consistent with the principles of Sections 741, 751, 755 and 1060 of the Code and the Treasury Regulations promulgated thereunder (the “Draft Purchase Price Allocation”). ACHP II shall consider in good faith any reasonable comments received from Parent on the Draft Purchase Price Allocation during the 60-day period ending after Parent’s receipt of the Draft Purchase Price Allocation. If, during such 60-day period, Parent notifies ACHP II in writing that Parent objects to one or more items reflected in the Draft Purchase Price Allocation, then Parent and ACHP II shall negotiate in good faith to resolve such disputed items. If Parent and ACHP II are not able to resolve any such disputed items during the 60-day period ending after the delivery of Parent’s comments to ACHP II, then Parent and ACHP II shall submit the disputed items to the Independent Expert for its determination in accordance with the procedures specified in Section 1.04(b), applied mutatis mutandis (including the provisions set forth therein for the sharing of costs). The Draft Purchase Price Allocation as agreed to by Parent and ACHP II and/or as determined by the Independent Expert shall become the final Purchase Price Allocation, which shall reflect that no amount of the final purchase price is allocated to the Transaction Restrictive Covenant Agreements (the “Final Purchase Price Allocation”). The parties agree to prepare all Tax Returns and to report all items for Tax purposes consistent with the Final Purchase Price Allocation as finalized under this Section 5.10(b), unless otherwise required pursuant to a final “determination” within the meaning of Section 1313(a)(1) of the Code.

(c)            Pre-Closing Tax Returns/Audits.

(i)            ACHP II shall prepare or cause to be prepared any Tax Return of the Company or any Company Subsidiary for any Pre-Closing Tax Period that ends on or prior to the Closing that is a Flow-Through Tax Return and that has not been filed as of the Closing Date; provided that ACHP II shall permit Parent to review and comment on any such Flow-Through Tax Return. ACHP II shall deliver to Parent each such Flow-Through Tax Return prepared by ACHP II pursuant to the foregoing sentence no later than fifteen (15) Business Days prior to the due date of such Flow-Through Tax Return and shall implement any reasonable comments timely provided by Parent thereon. For the avoidance of doubt, the portion of the Tax Return of any Company Subsidiary or other entity in which the Company or any Company Subsidiary owns an interest, in each case, that is a tax partnership and for which the taxable year with respect to the Company (or Company Subsidiary) ends as a result of the transactions contemplated by this Agreement under Section 706 of the Code (or any comparable provision of state, local or non-U.S. Law) shall be subject to the provisions of this Section 5.10(c)(i).

(ii)            ACHP II shall have the right (but not the obligation), at ACHP II’s expense without reimbursement from Parent, the Company or any Company Subsidiary, to control any Tax audit, contest or proceeding relating to any Flow-Through Tax Return of a Pre-Closing Tax Period that ends on or prior to the Closing Date (a “Company Tax Matter”); provided that (A) ACHP II shall provide Parent with notice of and updates regarding material developments with respect to such Company Tax Matter, (B) Parent shall have the right to participate in all stages of such Company Tax Matter (at its sole cost and expense), and (C) ACHP II shall not settle, compromise and/or concede any such Company Tax Matter without the prior written consent of Parent, which shall not be unreasonably withheld, delayed or conditioned.

(iii)            Parent shall prepare or cause to be prepared (A) any Tax Return of the Company or any Company Subsidiary for any Straddle Period that is a Flow-Through Tax Return and (B) Tax Return of the Company or any Company Subsidiary for any Pre-Closing Tax Period (including the pre-Closing portion of any Straddle Period) that is not a Flow-Through Tax Return and in each case that has not been filed as of the Closing Date; provided that Parent shall prepare any such Tax Return in a manner consistent with the past practices of the Company and the Company Subsidiaries in preparing similar Tax Returns (as applicable) unless otherwise required by applicable Law; provided, further, that, Parent shall deliver to ACHP II each such Flow-Through Tax Return prepared by Parent pursuant to the foregoing sentence no later than fifteen (15) Business Days prior to the due date of such Flow-Through Tax Return and shall implement any reasonable comments timely provided by ACHP II thereon.

(iv)            Parent shall have the right (but not the obligation) to control any Tax audit, contest or proceeding relating to any Tax Return prepared by Parent pursuant to Section 5.10(c)(iii) (a “Buyer Tax Matter”); provided that (A) Parent shall provide ACHP II with notice of and updates regarding material developments with respect to such Buyer Tax Matter, (B) ACHP II shall have the right to participate in all stages of such Buyer Tax Matter that relates to the Tax Returns prepared pursuant to Section 5.10(c)(iii)(A) (at ACHP II’s expense without reimbursement from Parent, the Company or any Company Subsidiary), and (C) Parent shall not settle, compromise and/or concede any such Buyer Tax Matter that relates to the Tax Returns prepared pursuant to Section 5.10(c)(iii)(A) without the prior written consent of ACHP II, which shall not be unreasonably withheld, delayed or conditioned.

(d)            Tax Cooperation. Parent and ACHP II shall, and shall cause the Company and their respective Affiliates to, reasonably cooperate in connection with (i) the preparation and filing of any Tax Return, including by maintaining and making available to each other all records necessary in connection with Taxes, and (ii) the conduct of any audit, litigation or other proceeding with respect to all taxable periods relating to Taxes (including forwarding any written notifications or other communications from any Taxing Authority relating to any Tax Returns with respect to the Company or any of its Subsidiaries that relate to any Tax Returns described in Section 5.10(c) or which were filed on or before the Closing Date). The party requesting such cooperation shall bear the reasonable out-of-pocket expenses of the other party.

(e)            Intended Tax Treatment. With respect to the transactions described in each Rollover Agreement and the Merger, the parties intend that for U.S. federal (and applicable state and local) income Tax purposes: (i) the contribution of the Rollover Holders’ Company Rollover Interests to the Rollover Entity in exchange for equity interests therein shall be treated as a tax-deferred transaction under Section 351(a) of the Code; (ii) the contribution by the Rollover Holders of such equity interests in the Rollover Entity to Duncan HoldCo II, LLC, a Delaware limited liability company, in exchange for equity interest therein shall be treated as a tax-deferred transaction under Section 721(a) of the Code; (iii) the contribution by Duncan HoldCo II, LLC of such equity interests in the Rollover Entity to Duncan HoldCo III, LLC, a Delaware limited liability company, shall be treated as a disregarded transaction for U.S. federal income Tax purposes; and (iv) the contribution of the Company Rollover Interests by the Rollover Entity to OpCo, shall, together with the Merger, be treated as a partnership merger described in U.S. Treasury Regulations Section 1.708-1(c)(3)(i), pursuant to which the parties agree to treat OpCo as purchasing each Company Owner’s partnership interest in the Company in accordance with the partnership interest “buyout” rule set forth in U.S. Treasury Regulations Section 1.708-1(c)(4). Following the Closing, (x) OpCo shall contribute its interests in the Company to Digital Bridge OP Subsidiary, LLC, a Delaware limited liability company, which shall be treated as a disregarded transaction for U.S. federal income Tax purposes, and (y) immediately thereafter, Digital Bridge OP Subsidiary, LLC shall contribute such interests to Digital Bridge Investment Holdco, LLC, a Delaware limited liability company, which shall be treated as a tax-deferred transaction under Section 351(a) of the Code. The parties agree to prepare all Tax Returns and to report all items for Tax purposes consistent with the foregoing unless otherwise required pursuant to a final “determination” within the meaning of Section 1313(a)(1) of the Code.

(f)            Certain Tax Elections. To the extent applicable and not already in effect, the Company, each Company Subsidiary that is treated as a partnership for U.S. federal income tax purposes shall have in effect the election described in Section 754 of the Code with respect to the taxable year that includes the Closing Date. The parties agree that to the maximum extent permitted by Law, any such entity that is treated as a partnership for U.S. federal income Tax purposes shall, if requested by Parent, make a timely election under Section 6226(a) of the Code (and any corresponding elections under state and local law) with respect to any Tax audit, contest or proceeding for a Pre-Closing Tax Period or Straddle Period to treat a “partnership adjustment” as an adjustment to be taken into account by the applicable partners in such partnership in accordance with Section 6226(b) of the Code and ACHP II shall cooperate with respect to the foregoing.

(g)            Straddle Periods. For purposes of this Agreement, in the case of Straddle Period, the amount of any Taxes of the Company based upon or measured by net income or gain which relate to the Pre-Closing Tax Period will be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which the Company holds a beneficial interest will be deemed to terminate at such time); provided, that exemptions, allowances or deductions that are calculated on an annual basis shall be allocated between the period ending on and including the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period; provided, further, that any “extraordinary items” (within the meaning of Section 1.706-4(e)(2) of the Treasury Regulations) arising on the Closing Date but after the Closing shall be consistently reported by the parties in accordance with Section 1.706-4(e)(1) of the Treasury Regulations (without regard to Section 1.706-4(e)(3) of the Treasury Regulations). The amount of Taxes other than Taxes of the Company based upon or measured by net income or gain for a Straddle Period which relate to the Pre-Closing Tax Period will be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the portion of the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

(h)            Post-Closing Actions. Except as otherwise expressly set forth herein, neither Parent nor any of its Affiliates (including on or after the Closing Date, the Company and any of its Subsidiaries) shall (i) file (except as set forth in Section 5.10(c)) a Flow-Through Tax Return of the Company or any of its Subsidiaries, or re-file or amend a Flow-Through Tax Return of the Company or any of its Subsidiaries, in each case, for a Pre-Closing Tax Period or Straddle Period, (ii) extend or waive the applicable statute of limitations with respect to a Flow-Through Tax Return of the Company or any of its Subsidiaries for a Pre-Closing Tax Period or Straddle Period except in connection with a Buyer Tax Matter, (iii) file any ruling request or voluntarily approach any Taxing Authority or enter into any voluntary disclosure with any Taxing Authority regarding any Flow-Through Tax Returns of the Company or any of its Subsidiaries for a Pre-Closing Tax Period or Straddle Period, (iv) make or change any Tax election with respect to any Flow-Through Tax Returns of the Company or any of its Subsidiaries for any Pre-Closing Tax Period or Straddle Period, in each case, without the prior written consent of ACHP II (not to be unreasonably withheld, conditioned or delayed).

(i)            JetCo. Notwithstanding anything else in this Agreement, from and after the Closing, each Company Owner (other than PHP and WSI) shall indemnify and hold harmless, and pay and reimburse, the Buyer Parties and each of its Affiliates (including the Company and Company Subsidiaries after the Closing) (collectively, the “Buyer Indemnified Parties”) for any and all Actions, claims, damages, liabilities, obligations, costs, expenses, losses, judgments, fines, debts or other demands of any kind suffered or incurred by any Buyer Indemnified Party solely to the extent relating to, arising from or resulting from any Taxes of ALCH II, LLC (“JetCo”) or Taxes imposed on the Company or Company Subsidiaries in connection with JetCo and its operations and assets, in each case, whether relating to events, occurrences or circumstances occurring prior to or after Closing.

Section 5.11      Client Consents.

(a)            As promptly as practicable and in any case within twenty (20) Business Days following the date of this Agreement, the Company shall (at its sole cost and expense) (i) send, or cause the relevant General Partner Entity or Company Fund Manager to send, a notice to consent to an “assignment” under the Investment Advisers Act, to the requisite limited partners, shareholders or other investors of each Company Client, or, if expressly permitted pursuant to the applicable Fund Documentation in connection with obtaining Client Consent, the limited partner advisory committee, board or other governing body of such Company Client, in each case solely to the extent a Client Consent is required in connection with the consummation of the Transactions for such Company Client, by written letter in form and substance reasonably acceptable to Parent (each, a “Company Client Notice”) announcing the entry by the Buyer Parties and the Company into this Agreement and (ii) use commercially reasonable efforts to obtain each applicable Client Consent. Any notice described in the immediately preceding sentence shall (A) comply with, and be delivered in compliance with, applicable Law and the terms of any applicable Fund Documentation and Advisory Agreement, (B) be by means of the written letter described in the immediately preceding sentence and (C) include a reference to and description of the transactions contemplated by the Buyer Acquisition. If the applicable Fund Documentation in respect of any Company Client does not expressly require prior written consent or otherwise prohibit “negative consent” (i.e., deemed consent as a consequence of a failure to object or reject a request for consent), such Company Client shall be deemed to be a Consenting Company Client if the requisite number of limited partners, shareholders or other investors of such Company Client, or, if expressly permitted pursuant to the applicable Fund Documentation in connection with obtaining Client Consent, the limited partner advisory committee, board or other governing body of such Company Client, do not object in writing to such request for Client Consent by the later of (i) 45 days after delivery of such request or (ii) such longer period as may be required by such Fund Documentation.

(b)            The Company shall not send (or permit to be sent) any Company Client Notice, including any disclosure, notice and consent materials to be included therewith in connection with the Transactions, to any Company Client, limited partner, shareholder or other investor in any Company Client without the review and prior written consent of Parent (such consent not to be unreasonably conditioned, withheld or delayed). Parent may withhold such consent if it reasonably determines such materials are not in compliance with Laws relating to disclosure of material non-public information to which a Buyer Party or its respective Affiliates are subject; provided that, if Parent exercises its ability to withhold consent pursuant to this sentence with respect to any Company Client Notice and such exercise results in such Company Client Notice being sent later than twenty (20) Business Days following the date hereof as required by Section 5.11(a), then the Company shall not be deemed to be in breach of Section 5.11(a) so long as such Company Client Notice was reasonably promptly sent following receipt of Parent’s written consent with respect to such Company Client Notice. Notwithstanding anything to the contrary in this Section 5.11, the Company Client Notices shall include a reference to and description of the transactions contemplated by the Buyer Acquisition.

(c)            The Buyer Parties shall reasonably cooperate with the Company and its Affiliates in connection with the obtaining of consents under this Section 5.11, including, if reasonably requested by the Company, participating with the Company in calls and meetings with any Company Client, any limited partner advisory committee of any Company Client and material limited partners or other investors in any Company Client.

(d)            In no event shall the Company, any Company Subsidiary or any other Person be required to offer or grant any accommodation or alteration of terms (financial or otherwise) in respect of any Fund Documentation, or pay any fee or other amount, or assume any liability or obligation, in order to obtain any Client Consent.

(e)            Prior to the Closing, without the prior written consent of the Company (such consent not be unreasonably withheld, conditioned or delayed), none of Parent or any of its Affiliates, directors, managers, officers, employees or agents shall, directly or indirectly, intentionally initiate communication with any Company Client, any limited partner, shareholder or other investor in any Company Client or any limited partner advisory committee member in any Company Client, in each case, regarding the Transactions; provided that, notwithstanding the foregoing, no such consent shall be required in connection with communications (i) in the ordinary course of business that do not relate to the Transactions, (ii) as specifically requested by the Company pursuant to Section 5.11(c) or (iii) with existing investors or limited partners of any clients or funds of Parent or its Affiliates, and any bona fide prospective investors with whom Parent or its Affiliates are engaged in the ordinary course, in each case so long as such communication is materially consistent with the contents of the Company Client Notice or any other talking points agreed upon by Parent and the Company in writing prior to the time of such communication. Parent shall keep the Company reasonably apprised of any material written inquiry or other material written or, to its knowledge, oral communication that, to the Knowledge of Parent, is received by Parent, any of its Affiliates or any of their respective Representatives from any Company Client or any investor therein regarding the Transactions. None of Parent or its Subsidiaries shall take any action for the intended purpose of materially and adversely affecting the Company’s ability to obtain any material Client Consent.

(f)            In connection with obtaining the Client Consents and other actions required by this Section 5.11, at all times prior to Closing, the Company shall take reasonable steps to keep Parent reasonably informed of the status of obtaining such Client Consents and, upon Parent’s reasonable request, make available to Parent copies of all such executed Client Consents. Without limiting the foregoing, at the request of Parent from time to time beginning on the date that is thirty (30) days following the date hereof (such requests not to be made more than weekly), the Company shall deliver to Parent a written report setting forth (i) the identity of the Company Clients for which a Company Client Notice has been delivered to limited partners, shareholders, other investors or, if permitted, the members of the limited partner advisory committee in accordance with Section 5.11(a) and the date of delivery of such Company Client Notice, (ii) the identity of the Company Clients to which no Company Client Notice has been delivered in accordance with Section 5.11(a) and (iii) with respect to each Company Client, whether it is a Non-Consenting Company Client or a Consenting Company Client and, if such Company Client is a Non-Consenting Company Client, whether the limited partners, shareholders, other investors or, if permitted, the members of the limited partner advisory committee of the Company Client have replied to a Company Client Notice. Upon request from Parent, the Company shall promptly provide to Parent copies of any and all written correspondence between the Company or any Company Subsidiary, on the one hand, and any Company Client, limited partner or other investor in any Company Client or limited partner advisory committee member of any Company Client, on the other hand, relating to the Transactions.

Section 5.12      Certain Pre-Closing Obligations. The Buyer Parties and the Company shall, and shall cause their Affiliates to, reasonably cooperate in good faith, promptly following the date hereof (and in any event prior to the Closing), (a) to mutually agree on a definitive agreement regarding the post-Closing operation of the business of the Company and the Company Subsidiaries, containing the terms set forth on Exhibit B (the “Governance Agreement”), (b) to mutually agree on an investor rights agreement for the benefit of the Company and its direct and indirect equityholders in respect of the Retained Interests, containing the terms set forth on Exhibit C (the “Retained Interests Agreement”), (c) to implement a long-term incentive plan for the benefit of the employees of the Company and the Company Subsidiaries (other than the Senior Principals), containing the terms set forth on Exhibit D (the “Management LTIP”), (d) to implement a long-term incentive plan for the benefit of the Senior Leadership LTIP Recipients, containing the terms set forth in their respective Requisite Employment Agreements (the “Senior Leadership LTIP”), (e) to mutually agree on a rollover agreement pursuant to which each Rollover Holder will contribute a portion of such Rollover Holder’s Company Interests to the Rollover Entity in exchange for interests in Parent and containing the terms set forth on Exhibit E (with respect to each Rollover Holder, a “Rollover Agreement”) and (f) to mutually agree to take the actions set forth on Schedule 5.

Section 5.13      Buyer Acquisition. Prior to the date hereof, Parent has made available to the Company true and complete copies of all definitive documents (including schedules, annexes, appendixes, exhibits, letter agreements and any other related documents, excluding any portions thereof that contain personally identifying or other commercially sensitive information) entered into by Parent or its Subsidiaries in respect of the Buyer Acquisition (collectively, the “Buyer Acquisition Agreements”). Between the date of this Agreement and the Closing, the Buyer Parties shall keep the Company reasonably and promptly informed of the status of the Buyer Acquisition, including (a) with respect to the date on which the Buyer Acquisition is contemplated to be consummated and (b) any material modifications, amendments or supplements (or similar) to the terms of the Buyer Acquisition Agreements. Notwithstanding the foregoing, the Buyer Parties shall not be required to notify the Company of the status of the Buyer Acquisition to the extent that it would require the Buyer Parties to disclose information (i) in a manner that would jeopardize attorney-client privilege or attorney work-product privilege or (ii) violate applicable Law; provided that the Buyer Parties shall use commercially reasonable efforts to disclose such information (or as much information as is possible) or develop an alternative method of providing such information, in a manner that does not result in such jeopardy or violation.

Section 5.14      R&W Insurance Policy. Parent acknowledges that it has obtained and caused to be conditionally bound a representations and warranties insurance policy in connection with this Agreement and the transactions contemplated hereby (the “R&W Insurance Policy”) on or prior to the date hereof (a copy of which has been provided to the Company). Following the date hereof (including following the Closing), Parent shall not amend or waive any of the provisions contained in the R&W Insurance Policy in a manner adverse to the Company or the Company Releasing Parties, without the prior written consent of the Company. The R&W Insurance Policy shall provide that the insurers thereunder irrevocably waive any right of subrogation, contribution or otherwise against any Company Releasing Party in connection with this Agreement and the Transactions, except in the case of Fraud by the Company, that the Company and each of the Company Releasing Parties shall be third party beneficiaries with respect thereto, and that R&W Insurance Policy may not be amended in a manner adverse to the Company or the Company Releasing Parties without the prior written consent of the Company. The Buyer Parties shall bear, and pay or cause to be paid when due, all of the costs and expenses associated with obtaining the R&W Insurance Policy, including the premium, broker fee, underwriting fee, due diligence fee, carrier commissions, legal fees for counsel engaged by the underwriter and surplus lines taxes and fees. Prior to the Closing, the Company shall, and shall cause its Affiliates and Representatives to, reasonably cooperate with Parent and the R&W Insurance Policy underwriters in connection with the procurement and placement of the R&W Insurance Policy, including by providing access to the virtual data room (and, upon request, an electronic copy/export of the VDR contents and index) and making available customary diligence materials, responses and personnel for unwriting calls and information requests.

Section 5.15      Insurance. Between the date of this Agreement and the Closing, ACHP II shall use, and shall cause the Company and the Company Subsidiaries to use, commercially reasonable efforts to obtain from insurance providers any approvals, Consents or waivers necessary in order to maintain in effect all material Company insurance policies with coverage consistent to that in effect as of the date hereof.

Section 5.16      Further Assurances. From and after the Closing, each party shall cooperate with the other parties, and execute and deliver, or use commercially reasonable efforts to cause to be executed and delivered, at the expense of the party so requesting, all such other instruments, including instruments of conveyance, assignment and transfer, and to take, or cause to be taken, all such other actions as such party may reasonably be requested to take by the other parties from time to time, consistent with the terms of this Agreement, in order to effectuate the provisions and purposes of this Agreement and the Transactions.

Section 5.17      Wrong Pockets.

(a)            From and after the Closing, ACHP II undertakes to the Buyer Parties to procure the forwarding, contribution, assignment and / or transfer (as applicable) to the Buyer Parties, in the manner reasonably directed by Parent, as soon as reasonably practicable (and in any event within twenty (20) Business Days of receipt) of any property, rights, assets, accounts receivable and accrued income (whether or not due for payment), documents, information, communications or correspondence which ACHP II may hold or receive from time to time in relation to any of the Company Interests or of the business of the Company, any Company Subsidiary or any Company Fund and which should, following the Closing, properly have been held by, transferred to, paid to or received by the Buyer Parties (including, for the avoidance of doubt, the proceeds of any claims on insurance made in respect of any of the Company Interests or the business of the Company, any Company Subsidiary or any Company Fund prior to the Closing, but which are paid to ACHP II after the Closing) (the “Buyer Wrong Pockets Assets”). Without limiting and in furtherance of the foregoing, Parent may in its sole discretion elect (i) to have all or any portion of any Buyer Wrong Pockets Assets forwarded, contributed, assigned and / or transferred to a designee of Parent and (ii) the reasonable timing and manner in which the Buyer Wrong Pockets Assets are forwarded, contributed, assigned and / or transferred to Parent or its designee.

(b)            The parties hereto agree to treat any for all Tax purposes the rights, property, or assets described in this Section 5.17 as having been transferred to and owned by the Person entitled to such assets at the Closing.

Section 5.18      Financing Matters.

(a)            The Company shall, and shall cause each Company Subsidiary and its and their Representatives to, use reasonable best efforts to provide to Parent or any of its Affiliates, at Parent’s sole cost and expense, cooperation to the extent reasonably requested by Parent, in connection with the arrangement by Parent or any of its Affiliates of any debt financing for or relating to the Transactions contemplated hereby prior to the Closing Date including by using reasonable best efforts to (without limiting the generality of the foregoing):

(i)            cause senior management of the Company to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, at reasonable times and with reasonable advance notice, and in each case which shall be virtual unless otherwise agreed to by the Company, in each case in connection with any such debt financing,

(ii)            provide reasonable and customary assistance to Parent or any of its Affiliates in the preparation of customary offering documents, lender presentations, private placement memoranda, bank information memoranda, syndication memoranda and ratings agency presentations (including providing customary authorization and representation letters authorizing the distribution of information relating to the Company and the Company Subsidiaries to prospective lenders or investors and containing representations with respect to the presence of or absence of material non-public information relating to the Company and the Company Subsidiaries and the accuracy of the information relating to the Company and the Company Subsidiaries contained therein) for such debt financing,

(iii)            provide, as promptly as reasonably practicable, Parent and any debt financing sources such other financial and other pertinent information regarding the Company and the Company Subsidiaries as may be reasonably requested by Parent (including (i) any information required by any rating agency rating any such debt financing or by any counterparty to such debt financing) and (ii) the unaudited consolidated balance sheet of the Company and Company Subsidiaries, together with the related unaudited consolidated statements of operations, equity and cash flows for any fiscal quarter occurring after December 31, 2025 and ending sixty (60) days prior to the Closing Date),

(iv)            provide such corporate resolutions, certificates and other documents (which certificates, resolutions and other documents will not be effective prior to the Closing) and customary corporate authorizations as may be reasonably requested by the Parent in connection with such debt financing (including a certificate of the chief financial officer of the Company with respect to solvency matters as of the Closing on a pro forma basis),

(v)            assist with the preparation of and facilitate the execution and delivery at the Closing of definitive documents related to such debt financing (including credit agreements, notes, guarantees, pledge and security agreements and mortgages and the schedules and exhibits thereto) in each case, customarily required to be delivered under such definitive financing documentation for such debt financing; provided that the effectiveness of such definitive financing documentation shall be conditioned upon, and become operative immediately prior to, the occurrence of the Closing, and reasonably facilitating the pledging, granting and perfection of liens on collateral to Parent’s or its Affiliates’ debt financing sources at the Closing to the extent required by such debt financing at the Closing, to the extent applicable,

(vi)            promptly, and no later than four (4) Business Days prior to the Closing Date, provide to Parent all documentation and other information about the Company and Company Subsidiaries as is reasonably requested by the Parent at least ten (10) Business Days prior to the Closing Date and which prospective debt financing sources reasonably determine is required by regulatory authorities under applicable “know your customer”, anti-money laundering rules and regulations, including the PATRIOT Act, and beneficial ownership regulations, and

(vii)            cooperate with Parent or any of its Affiliates, to the extent reasonably requested by Parent, in the satisfaction of conditions precedent set forth in any debt commitment letter, to the extent the satisfaction of such conditions is within the reasonable control of the Company, and with other matters ancillary to such debt financing as may be reasonably requested by the Parent in connection with such debt financing.

(b)            In no event will the receipt or availability of debt financing by Parent or any of its Affiliates be a condition to any of Parent’s obligations under this Agreement. In no event will the Company be required to take or permit the taking of any action pursuant to this Section 5.18(b) that would or would reasonably be expected to: (i) require the Company or the Company Subsidiaries, or any of their respective Affiliates or any persons who are officers or directors of such entities, to undertake any obligation, execute any agreement or pass resolutions or consents to approve or authorize the execution of such obligation or agreement, as applicable, that would be effective, in each case, any earlier than immediately prior to the Closing (it being understood that in no event shall any officer or director of the Company or any of the Company Subsidiaries be required to take any such action unless such Person shall be continuing in such role following the Closing), or enter into, execute or deliver any certificate (other than customary authorization letters), document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement (it being understood that in no event shall any officer or director of the Company or any of the Company Subsidiaries be required to take any such action unless such Person shall be continuing in such role following the Closing), (ii) cause any representation, warranty or covenant in this Agreement to be breached by the Company or any of its Affiliates, (iii) require the Company or any of its Affiliates to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with any debt financing, unless such expenses are promptly reimbursed by Parent, in each case, any earlier than immediately prior to the Closing, (iv) reasonably be expected to cause any director, officer, employee or stockholder of the Company or any of its Affiliates to incur any personal liability, (v) reasonably be expected to conflict with the Company Organizational Documents, or any of its Affiliates or any Laws, (vi) reasonably be expected to result in a violation or breach of, or a default (with or without notice, lapse of time, or both) under, or give to others any right of termination, acceleration or cancellation of, any Contract to which the Company or any of its Affiliates is a party, (vii) provide access to or disclose information that the Company or any of its Affiliates believes in good faith could jeopardize any attorney-client privilege or other applicable privilege or protection of the Company or any of its Affiliates, (viii) require the delivery of any opinion of counsel, (ix) require the Company to prepare (A) any financial statements that are not available to it or prepared in the ordinary course of its financial reporting practice or (B) other information that is not available to it or (x) unreasonably interfere with the business or operations of the Company or any of the Company Subsidiaries. Nothing contained in this Section 5.18(b) or otherwise in this Agreement shall require the Company or any of its Affiliates to be an issuer or other obligor with respect to any debt financing prior to the Closing. None of the representations, warranties or covenants of the Company set forth in this Agreement shall be deemed to apply to, or deemed breached or violated by, any of the actions taken by the Company or any of its Subsidiaries at the request of Parent or any of its Affiliates set forth in this Section 5.18(b). The Company and the Company Subsidiaries shall have no liability whatsoever to Parent or any of its Affiliates in respect of any financial information or data or other information provided pursuant to this this Section 5.18(b). The Company consents to the customary and reasonable use of its and the Company Subsidiaries’ logos solely in connection with such debt financing; provided that (i) such logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company or its Affiliates or the reputation or goodwill of the Company or its Affiliates and (ii) the Company is afforded reasonable prior written notice of any such use.

(c)            Parent shall: (i) promptly, upon request by the Company, reimburse the Company for all reasonable, documented and invoiced out-of-pocket fees, costs and expenses (including (A) reasonable and documented outside attorneys’ fees and (B) fees and expenses of the Company’s accounting firms engaged to assist in connection with any debt financing, including performing additional requested procedures, reviewing any offering documents, participating in any meetings and providing any comfort letters, in each case solely to the extent relating to services that would not have been performed in the absence of such debt financing) to the extent incurred by the Company and the Company Subsidiaries in connection with the cooperation of the Company and the Company Subsidiaries contemplated by Section 5.18(a) and (ii) shall indemnify, defend and hold harmless the Company Parties and their respective directors, officers, employees, accountants, consultants, legal counsel, agents, investment bankers and other Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with arrangement of any debt financing and the performance of their respective obligations under this Section 5.18(c), and the provision of any information utilized in connection therewith, except in the event such liabilities, obligations or losses arose out of or result from fraud, gross negligence or willful misconduct by the Company and the Company Subsidiaries in connection with the debt financing. All non-public or otherwise confidential information regarding the Company or any of its Affiliates obtained by Parent, its Affiliates or their respective Representatives pursuant to Section 5.18(a) shall be kept confidential in accordance with the Confidentiality Agreement; provided that the Company shall permit sharing of such information by Parent or any of its Affiliates to Parent’s or its Affiliates’ financing sources to conduct customary due diligence and evaluate the assets of the Company and the Company Subsidiaries, subject to confidentiality agreements reasonably acceptable to the Company.

(d)            The Company shall: (i) deliver to Parent a duly executed payoff letter in customary form acceptable to Parent with respect to the Existing House Credit Agreement, which shall evidence (x) the repayment in full of any and all principal, accrued and unpaid interest, fees and other amounts outstanding under the Existing House Credit Agreement (but excluding any amounts constituting contingent obligations not then due and payable that by their terms survive the termination of the Existing House Credit Agreement), (y) the termination of all commitments to extend credit under the Existing House Credit Agreement and (z) the termination and/or release of any security interests, liens, mortgages and guarantees in connection with the Existing House Credit Agreement and related security agreements (the “Payoff Letter”) and (ii) deliver a draft of the Payoff Letter to Parent no later than five (5) Business Days prior to the Closing Date.

(e)            The Company shall, and shall cause each Company Subsidiary and its and their Representatives to, use commercially reasonable efforts to: (i) deliver to Parent a duly executed amendment to each Existing Fund Credit Agreement to enable each Existing Fund Credit Agreement to remain in effect through the Closing (each such amendment, individually, an “Existing Fund Credit Agreement Consent”) (which Existing Fund Credit Agreement Consents shall not be adverse to the interests of the Parent unless otherwise consented to by the Parent), it being agreed and understood in any event that any modification of the terms of any such Existing Fund Credit Agreement as part of such consent that includes (x) the addition of financial covenants, (y) a reduction in the quantum thereof, or (z) an increase in the interest rate, fees, prepayment premiums or the addition of any amortization provisions in respect thereof, in each case to the extent inconsistent with the market for facilities of a similar type at such time (as determined by the Company in its reasonable business judgment after prior consultation with Parent), will be deemed adverse to Parent and (ii) maintain in effect and comply in all respects with the terms of each Existing Fund Credit Agreement (including to the extent modified by the applicable Existing Fund Credit Agreement Consent). ACHP II shall keep Parent reasonably informed of the actions being taken by the Company and the Company Subsidiaries with respect to the Existing Fund Credit Agreement Consents (and shall provide Parent a reasonable opportunity to review and comment on the draft form of each Existing Fund Credit Agreement Consent).

Section 5.19      Post-Closing Company Intellectual Property Matters. As promptly as practicable, and in any event no later than (i) one hundred and eighty (180) days after the Closing Date, the Company Owners shall, and shall cause their respective Affiliates to, cease using any trademarks included in the Company Intellectual Property (including, for the avoidance of doubt, “ARCLIGHT”) and (ii) sixty (60) days after the Closing Date, the Company Owners shall, and shall cause their respective Affiliates to, change any corporate, trade, d/b/a or similar name that uses any of the above trademarks to a name that does not include (and is not confusingly similar to) the same. The Company Owners agree that their and their respective Affiliates’ use of the trademarks in clause (i) shall solely be in a manner consistent with past practice and customary “phase out use.”

Section 5.20      Pre-Closing Reorganization. The Company shall cause the Pre-Closing Reorganization to be completed in accordance with its terms at or prior to the Closing pursuant to documentation reasonably acceptable to Parent; provided that the Company may, subject to prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), change the terms of the Pre-Closing Reorganization if such change does not adversely affect Parent or any of its Affiliates or the rights or obligations thereof under this Agreement or any of the Ancillary Agreements.

Section 5.21      Books and Records. At or promptly following the Closing, ACHP II shall deliver, or cause to be delivered, to Parent, the Company or their Affiliates, all books, records and files of the Company Parties and their respective business or assets that relate to periods at or prior to the Closing; provided that ACHP II may retain copies of any items required to be delivered pursuant to this Section 5.21 to the extent necessary for the preparation of the Company Owners’ Tax Returns.

Section 5.22      Audited Financial Statements. If Parent has any continuing obligation to file reports under Sections 13(a) or Section 15(d) of the Exchange Act, then, prior to the 75th day after the Closing Date, the Company shall provide Parent with (a) (i) unqualified audited consolidated financial statements of the Company and the Company Subsidiaries (together with all related notes and schedules thereto) for each of the fiscal periods, prepared in accordance with GAAP and accompanied by the reports thereon of the independent auditors of the Company and the Company Subsidiaries from a “big four” accounting firm (the “Audited Financial Statements”) and (ii) unaudited consolidated financial statements of the Company and the Company Subsidiaries for the relevant interim periods (prepared on the same basis as the Audited Financial Statements, except that they contain the notes required by GAAP as applicable to interim financial statements subject to normal year-end adjustments) (the “Interim Financial Statements”), in the case of each of clause (a)(i) and clause (a)(ii), to the extent required under Regulation S-X under the Securities Act, and (b) all other financial data regarding the Company and the Company Subsidiaries reasonably required to permit Parent to prepare pro forma financial statements required under Regulation S-X under the Securities Act; which, in the case of clause (a), would meet the requirements of Rule 3-05 of Regulation S-X under the Securities Act and that would satisfy the requirements of Item 9.01 of Form 8-K with respect to financial statements of the business acquired if included on a Form 8-K/A filed by Parent not later than the 71st day after the date that the initial report on Form 8-K announcing the Closing was required to be filed (assuming such filings are made on such dates, without regard to whether actually made on such dates). The cost and expense of preparing such financial statements will be borne by Parent, whether or not Parent has any continuing obligation to file reports under Sections 13(a) or Section 15(d) of the Exchange Act at the Closing, up to an aggregate amount equal to $750,000 and any excess above such amount will be borne equally by Parent and by the Company.

Section 5.23      CAMS. Until the first anniversary of the Closing, the Company shall, and shall cause its Subsidiaries to, as applicable, (i) use commercially reasonable efforts to preserve intact its business relationship with CAMS, (ii) not take any action that would materially impair or adversely affect the business relationship of the Company with CAMS and (iii) without the prior written consent of Parent, materially amend or modify, waive or terminate the CAMS Professional Services Agreement.

Section 5.24      Member Approval. The Company shall, promptly following the execution and delivery of this Agreement (and in any event within six (6) hours thereafter), deliver to Parent evidence, reasonably satisfactory to Parent, that all approvals, consents and waivers required from the members of the Company (including pursuant to the Company Organizational Documents and the Investor Rights Agreements) in connection with the execution, delivery and performance of this Agreement and the consummation of the Transactions have been duly obtained, which delivery obligation in respect of any approvals, consents or waivers required from PHP or WSI (or their respective Affiliates) shall be deemed satisfied for purposes of this Section 5.24 by delivery to Parent of the Investor Transaction Support Agreement.

Article VI

Conditions to Closing

Section 6.01      Conditions to Each Party’s Obligations. The respective obligations of each party to effect the Closing are subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by the Buyer Parties and the Company) on or prior to the Closing Date of the following conditions:

(a)            Antitrust Approval. (i) The applicable HSR Act waiting period (and any extension thereof) shall have expired or been terminated and (ii) all waiting periods (and any extensions thereof) pursuant to any antitrust Laws in the jurisdictions listed in Section 6.01(a) of the Company Disclosure Letter that are required to be terminated or expired prior to the Closing shall have terminated or expired, and all approvals or clearances pursuant to any antitrust Laws in the jurisdictions listed in Section 6.01(a) of the Company Disclosure Letter required to be obtained prior to the Closing shall have been obtained, or be deemed to have been obtained.

(b)            Energy Regulatory Approvals. (i) The FERC Approval shall have been obtained and be in full force and effect, (ii) the NYPSC Approval shall have been obtained and be in full force and effect and (iii) the CT PURA Approval shall have been obtained and be in full force and effect.

(c)            CFIUS Approval. Solely to the extent that the Buyer Merger Agreement has not been terminated in accordance with its terms prior to the Closing, the CFIUS Approval shall have been obtained and be in full force and effect.

(d)            FCC Consents. The FCC Consents shall have been obtained and be in full force and effect.

(e)            No Injunctions or Restraints. No Order, whether temporary, preliminary, or permanent, issued by any Governmental Entity of competent jurisdiction or other Law (collectively, “Restraints”) enjoining, restraining or otherwise preventing the consummation of the Closing shall be in effect.

Section 6.02      Conditions to Obligations of the Buyer Parties. The obligations of the Buyer Parties to effect the Closing are further subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by the Buyer Parties) on or prior to the Closing Date of the following conditions:

(a)            Buyer Acquisition. The Mergers (as defined in the Buyer Merger Agreement) shall have been consummated in accordance with the terms of the Buyer Merger Agreement.

(b)            Representations and Warranties. (i) The Company Fundamental Representations (A) that are qualified by materiality (including Company Material Adverse Effect) therein shall be true and correct in all respects and (B) that are not qualified by materiality (including Company Material Adverse Effect) therein shall be true and correct in all material respects, in the case of each of clauses (A) and (B), at and as of the Closing (or, to the extent such representations and warranties expressly relate to an earlier date, as of such earlier date) and (ii) the representations and warranties contained in Article III (other than the Company Fundamental Representations), without regard to materiality (including Company Material Adverse Effect) qualifiers contained within such representations and warranties, shall be true and correct as of the Closing (or, to the extent such representations and warranties expressly relate to an earlier date, as of such earlier date), other than, in the case of this clause (ii), for such failures to be true and correct that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)            Company Certificate. The Buyer Parties shall have received a certificate of the Company, duly executed by an authorized signatory thereof, to the effect that the conditions specified in clauses (b), (d) through (j) of this Section 6.02 have been satisfied.

(d)            Performance of Obligations. The Company shall have performed in all material respects all obligations required to be performed by the Company under this Agreement at or prior to the Closing.

(e)            No Company Material Adverse Effect. Since the date of this Agreement, there shall have been no fact, change, event, circumstance, occurrence, effect or development that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(f)            Consenting Company Client. Each of Fund VI, Fund VII and Fund VIII shall be a Consenting Company Client at the Closing, and the Company shall have delivered to the Buyer Parties evidence of the obtainment of such Client Consents that is reasonably satisfactory to the Buyer Parties.

(g)            Key Person Event. Other than as set forth on Section 6.02(g) of the Company Disclosure Letter, there shall not have been (i) an uncured “key person event” described in clauses (a), (b) or (g) of the definition of “Potential Acceleration Event” (as defined in the Fund Documentation in respect of Fund VIII and/or the successor flagship fund to Fund VIII, as applicable) (each, a “Key Person Event”) in respect of Fund VIII and/or the successor flagship fund to Fund VIII (in each case as defined in the Fund Documentation in respect of Fund VIII and/or the successor flagship fund to Fund VIII, as applicable) at or prior to the Closing, or (ii) the existence of any circumstances or events at or prior to the Closing that, to the Knowledge of the Company, would reasonably be expected to cause Key Person Event.

(h)            Agreements in Full Force. The Requisite Employment Agreements, Transaction Restrictive Covenant Agreements and the Investor Transaction Support Agreement shall each be in full force and effect on the Closing Date, and none of the Senior Principals shall have provided written notice of resignation or, to the Knowledge of the Company, otherwise indicated to ACHP II or any of its Affiliates an intention to terminate their employment with Parent or any of its Affiliates following the Closing, in each case excluding any impact resulting from the death or disability of no more than one Senior Principal.

(i)              Pre-Closing Reorganization. The Pre-Closing Reorganization shall have been consummated pursuant to the documentation reasonably satisfactory to Parent.

(j)              No Burdensome Condition. The (i) HSR Approval, (ii) CFIUS Approval, (iii)  FERC Approval, (iv) NYPSC Approval, (v) CT PURA Approval and (vi) FCC Consents shall have been obtained, in each case, without the imposition of a Burdensome Condition.

Section 6.03      Conditions to Obligations of the Company. The obligations of the Company to effect the Closing are further subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by the Company) on or prior to the Closing Date of the following conditions:

(a)             Representations and Warranties. (i) The Buyer Fundamental Representations (A) that are qualified by materiality (including a Buyer Material Adverse Effect) therein shall be true and correct in all respects and (B) that are not qualified by materiality (including a Buyer Material Adverse Effect) therein shall be true and correct in all material respects, in the case of each of clauses (A) and (B), at and as of the Closing (or, to the extent such representations and warranties expressly relate to an earlier date, as of such earlier date) and (ii) the representations and warranties contained in Article IV (other than the Buyer Fundamental Representations), without regard to materiality (including a Buyer Material Adverse Effect) qualifiers contained within such representations and warranties, shall be true and correct as of the Closing (or, to the extent such representations and warranties expressly relate to an earlier date, as of such earlier date), other than, in the case of this clause (ii), for such failures to be true and correct that would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

(b)            Buyer Certificate. The Company shall have received a certificate of the Buyer Parties, duly executed by Parent on behalf of the Buyer Parties, to the effect that the conditions specified in paragraphs (a) and (c) of this Section 6.03 have been satisfied.

(c)             Performance of Obligations. The Buyer Parties shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing.

(d)            Agreements in Full Force. Solely to the extent that the Buyer Merger Agreement has not been terminated in accordance with its terms prior to the Closing, the SoftBank Transaction Support Agreement shall be in full force and effect on the Closing Date.

Article VII

Termination, Amendment and Waiver

Section 7.01      Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a)            by mutual written consent of the Company and the Buyer Parties;

(b)            by the Company or the Buyer Parties, by written notice to the other:

(i)            if the Closing has not occurred on or before the later of (x) the date that is six (6) months after the condition set forth in Section 6.02(a) is satisfied and (y) March 31, 2027 (the “Outside Date”); provided that, if, as of the initial Outside Date, (A) the conditions set forth in Section 6.01 have not been satisfied and (B) all other conditions set forth in Article VI have been satisfied or explicitly waived in writing (other than any such conditions that, by their nature, cannot be satisfied until the Closing, which conditions would be capable of satisfaction if the Closing were to occur on the initial Outside Date), then the initial Outside Date shall be automatically extended for an additional six month period; provided, further, that a party shall not have the right to terminate this Agreement pursuant to this Section 7.01(b)(i) if such party has materially failed to perform any obligation under this Agreement which failure has been the primary cause of the failure of the Closing to occur on or before the Outside Date;

(ii)            if any Restraint having the effect set forth in Section 6.01(e) shall be in effect and shall have become final and nonappealable; provided that a party shall not have the right to terminate this Agreement pursuant to this Section 7.01(b)(ii) if such party has materially failed to perform any obligation under this Agreement which failure has been the primary cause of such Restraint; or

(iii)            if the Buyer Merger Agreement shall have been validly terminated in accordance with its terms.

(c)            by the Company, by written notice to the Buyer Parties, if the Closing has not occurred on or before March 31, 2027 (the “Company Outside Date”) and at such time, (i) any of the conditions set forth in clauses (a)(i), (b)(i) or (c) of Section 6.01 (or Section 6.01(e) as it relates to any of the foregoing) has not been satisfied and (ii) all of the conditions set forth in (A) Section 6.01 (not including those described in the foregoing clause (c)(i)(x)) and (B) Section 6.02 (not including those described in clause (j) of Section 6.02 solely with respect to any Approval in Section 6.02(j) clauses (i)-(iii) that has not been obtained as of the Company Outside Date) have been satisfied or explicitly waived in writing (other than any such conditions that, by their nature, cannot be satisfied until the Closing, which conditions would be capable of satisfaction if the Closing were to occur on the Company Outside Date); provided that a party shall not have the right to terminate this Agreement pursuant to this Section 7.01(c) if such party has materially failed to perform any obligation under this Agreement which failure has been the primary cause of the failure of the Closing to occur on or before the Company Outside Date; provided, further, that the Company Outside Date shall automatically be extended to June 30, 2027 if, on March 31, 2027, (A) all of the conditions set forth in clauses (a)(i) and (c) of Section 6.01 (and Section 6.01(e) as it relates to any of the foregoing) shall have been satisfied but clauses (b)(i) of Section 6.01 (or Section 6.01(e) as it relates to any of the foregoing) shall not have been satisfied and (B) all of the conditions set forth in Section 6.02 (not including those described in clause (j) of Section 6.02 solely with respect to any Approval in Section 6.02(j) clauses (i)-(iii) that has not been obtained as of the Company Outside Date) shall have been satisfied or explicitly waived in writing (other than any such conditions that, by their nature, cannot be satisfied until the Closing, which conditions would be capable of satisfaction if the Closing were to occur on such date);

(d)            by the Company, by written notice to the Buyer Parties, if the transactions contemplated by the Buyer Merger Agreement have not been consummated on or before March 31, 2027;

(e)            by Parent, by written notice to the Company, if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition contained in Section 6.02(b) or Section 6.02(d) and (ii) is incapable of being cured prior to the Outside Date, or, if capable of being cured by the Outside Date, the Company shall not have cured the breach or failure to perform within thirty (30) days after written notice thereof is provided by Parent and in any event prior to the Outside Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(e) if Parent or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements hereunder such that a condition contained in Section 6.03(a) or Section 6.03(c) would not be capable of being satisfied; and

(f)             by the Company, by written notice to Parent, if Parent or Merger Sub shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition contained in Section 6.03(a) or Section 6.03(c) and (ii) is incapable of being cured prior to the Outside Date, or, if capable of being cured by the Outside Date, Parent or Merger Sub, as applicable, shall not have cured the breach or failure to perform within thirty (30) days after written notice thereof is provided by the Company and in any event prior to the Outside Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(f) if the Company or ACP is then in breach of any of its representations, warranties, covenants or agreements hereunder such that a condition contained in Section 6.02(b) or Section 6.02(d) would not be capable of being satisfied.

Section 7.02      Effect of Termination. Subject to Section 7.03, in the event of termination of this Agreement by either the Company or Parent as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party or any Non-Recourse Person, except (i) for Section 5.02(b), this Section 7.02, Section 7.03 and Article IX, each of which shall survive such termination, (ii) nothing herein shall relieve any Person from liability for Willful Breach of this Agreement prior to such termination or for Fraud, and (iii) no such termination shall relieve Parent of its obligation to pay the Termination Fee if, as and when required pursuant to Section 7.03. For the avoidance of doubt, no termination of this Agreement shall affect the rights and obligations contained in the Confidentiality Agreement.

Section 7.03      Termination Fee.

(a)             If (i) the Company terminates this Agreement pursuant to Section 7.01(c) or (ii) this Agreement is terminated pursuant to Section 7.01(b) and at the time of such termination, the Company could have terminated this Agreement pursuant to Section 7.01(c), then Parent shall deliver, or cause to be delivered, to the Company by wire transfer of immediately available funds to the bank account(s) designated in writing by the Company (such designation to be made within two (2) Business Days after such termination), an amount in cash equal to $30,000,000 (the “Termination Fee”).

(b)            The parties hereto acknowledge and agree that in no event will Parent be required to pay more than one termination fee, collectively, or be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events. In circumstances where the Termination Fee is paid in accordance with this Section 7.03, the Company’s receipt of the Termination Fee from or on behalf of Parent shall be the Company’s and its Affiliates’ sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any applicable Law or otherwise) against the Buyer Parties and any of their respective former, current or future direct or indirect equity holders, general or limited partners, controlling persons, stockholders, shareholders, members, managers, directors, officers, employees, agents or Affiliates (collectively, the “Parent Related Parties”) for all losses and damages suffered as a result of the failure of the Transactions to be consummated and for any breach or failure to perform hereunder, and upon payment of the Termination Fee, no Parent Related Party shall have any further liability or obligation relating to or arising out of this Agreement, the SoftBank Transaction Support Agreement or the transactions contemplated by this Agreement or the SoftBank Transaction Support Agreement, other than with respect to the Confidentiality Agreement, Section 5.02(b) and the obligations under the second sentence of Section 7.03(c); provided, however, that no such payment shall relieve the Parent Related Parties of any liabilities or obligations resulting from the Willful Breach of this Agreement prior to such termination or for Fraud.

(c)             Each of the parties acknowledges that the agreements contained in this Section 7.03 are an integral part of the Transactions, and that, without such agreements, the parties would not enter into this Agreement. Accordingly, if Parent fails to promptly pay the Termination Fee in accordance with this Section 7.03 and the Company commences any Action that results in an Order in its favor for such payment, then Parent shall pay or cause to be paid to the Company its costs and expenses (including reasonable and documented out-of-pocket attorney’s fees and expenses) in connection with such Action, together with the interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate as published by The Wall Street Journal in effect on the date such payment was required to be made. Each of the parties acknowledges that the Termination Fee is not a penalty, but rather liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which the Termination Fee is due and payable, which amount would otherwise be impossible to calculate with precision. Prior to the receipt by the Company of the Termination Fee in accordance with this Section 7.03, the parties further acknowledge that the Company’s right to receive the Termination Fee shall not limit or otherwise affect the Company’s right to specific performance prior to the termination of this Agreement pursuant to Section 9.13.

Article VIII

No Survival

Section 8.01      No Survival. None of the representations and warranties contained in Article II or Article III shall survive the Closing, and none of the covenants and agreements set forth herein shall survive the Closing, except that the covenants and agreements contained in this Agreement that by their terms contemplate performance thereof following the Closing or otherwise expressly by their terms survive the Closing shall survive the Closing until fully performed in accordance with their respective terms or, as applicable, for such periods as may be set forth in such covenants and agreements. Nothing in this Agreement or otherwise shall be deemed to apply to, or limit in any way, the rights and remedies of any party hereto with respect to claims for Fraud.

Article IX

GENERAL PROVISIONS

Section 9.01      Acknowledgment of Disclaimer of Other Representations or Warranties by ACH.

(a)            The Company acknowledges and agrees that, except for the representations and warranties expressly made by the applicable Buyer Parties in Article III, in the certificates delivered pursuant hereto or in the Ancillary Agreements, (i) none of Merger Sub, Parent or any other Person makes any express or implied representation or warranty with respect to Merger Sub, Parent, any of their respective Affiliates or any of their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects and (ii) any and all such other representations and warranties, whether express or implied, are hereby disclaimed.

(b)            In connection with the Company’s investigation of the business of the Buyer Parties and their Affiliates, the Buyer Parties have furnished to the Company, its Affiliates and the respective Representatives of each of the foregoing, certain projections and other forecasts, including projected financial statements, cash flow items and other data relating to the business of Merger Sub, Parent and their respective Affiliates and certain business plan information therefor. The Company acknowledges and agrees that there are uncertainties inherent in attempting to make such projections and other forecasts and plans and accordingly is not relying on them, that the Company is familiar with such uncertainties, that the Company is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, and that the Company, its Affiliates and the respective Representatives of each of the foregoing shall have no claim against any Person with respect thereto.

(c)            The Company acknowledges and agrees that (i) none of the Buyer Parties or any of their respective Affiliates makes any representation or warranty with respect to (A) any projections, estimates or budgets delivered or made available of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of the Buyer Parties, Parent Funds or their respective Affiliates, or the future business and operations of the Buyer Parties, Parent Funds or their respective Affiliates or (B) any information or documents made available to the Company or its counsel, accountants or advisors with respect to the Buyer Parties, Parent Funds (or portfolio investments thereof), their respective Affiliates or any of their respective businesses, assets, liabilities or operations, except, in each case, as expressly set forth in Article III of this Agreement, in the certificates delivered pursuant hereto or in the Ancillary Agreements. In executing, delivering and performing this Agreement and the Transactions, the Company has not relied upon any representation or warranty, except those representations and warranties set forth in Article III of this Agreement, in the certificates delivered pursuant hereto or in the Ancillary Agreements.

Section 9.02      Acknowledgment of Disclaimer of Other Representations or Warranties by the Buyer Parties.

(a)            Parent and Merger Sub acknowledge and agree that, except for the representations and warranties expressly made by the Company in Article II, in the certificates delivered pursuant hereto or in the Ancillary Agreements, (i) none of the Company, the Company Subsidiaries or any other Person makes any express or implied representation or warranty with respect to the Company, any Company Subsidiary, any of their respective Affiliates or any of their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects and (ii) any and all such other representations and warranties, whether express or implied, are hereby disclaimed.

(b)            In connection with Parent’s and Merger Sub’s investigation of the business of the Company, the Company Subsidiaries and their respective Affiliates, the Company and the Company Subsidiaries have furnished to Parent, Merger Sub, their respective Affiliates and the respective Representatives of each of the foregoing, certain projections and other forecasts, including projected financial statements, cash flow items and other data relating to the business of the Company, the Company Subsidiaries and their respective Affiliates and certain business plan information therefor. Each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts and plans and accordingly is not relying on them, that each of Parent and Merger Sub is familiar with such uncertainties, that each of Parent and Merger Sub is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, and that each of Parent, Merger Sub their respective Affiliates and the respective Representatives of each of the foregoing shall have no claim against any Person with respect thereto.

(c)            Parent and Merger Sub acknowledge and agree that (i) neither the Company nor any of its Affiliates makes any representation or warranty with respect to (A) any projections, estimates or budgets delivered or made available of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of the Company, any Company Subsidiary or the Company Funds or the future business and operations of the Company, any Company Subsidiary or the Company Funds or (B) any information or documents made available to Parent, Merger Sub or their counsel, accountants or advisors with respect to the Company, any Company Subsidiary, the Company Funds, Portfolio Investments or any of their respective businesses, assets, liabilities or operations, except, in each case, as expressly set forth in Article II of this Agreement, in the certificates delivered pursuant hereto or in the Ancillary Agreements. In executing, delivering and performing this Agreement and the Transactions, Parent and Merger Sub have not relied upon any representation or warranty, except those representations and warranties set forth in Article II of this Agreement, in the certificates delivered pursuant hereto or in the Ancillary Agreements.

Section 9.03      Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be delivered by email, and shall be deemed to have been duly delivered and received hereunder on the date of dispatch by the sender thereof (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto), in each case, to the intended recipient as set forth below (or to such other recipient as designated in a written notice to the other parties in accordance with this Section 9.03):

(a)            if to Parent or Merger Sub, to:

DigitalBridge Group, Inc.

590 Madison Ave., 34th Floor
New York, New York 10022

Attention:	Chief Legal Officer
E-mail:	legal@digitalbridge.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017

Attention:	Elizabeth A. Cooper
Matthew B. Rogers
Lawrence Natke
Email:	ecooper@stblaw.com
mrogers@stblaw.com
lawrence.natke@stblaw.com

(b)            if to the Company, to:

ArcLight Capital Holdings, LLC

c/o ArcLight Capital Partners, LLC
200 Clarendon Street, 55th Floor
Boston, MA 02116

Attention:	General Counsel

Email:	JSimeone@arclight.com
notices@arclight.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
2049 Century Park East
Los Angeles, CA 90067

Attention:	Michael A. Reeves, P.C.
Rami Totari, P.C.
Email:	michael.reeves@kirkland.com
rami.totari@kirkland.com

(c)            if to SBG, to:

SoftBank Group Corp.

300 El Camino Real

Menlo Park, CA 94025

Attention:	Legal Department
E-mail:	dl-sbsp-notice@softbank.com

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004

Attention:	Robert G. DeLaMater
Matthew B. Goodman
E-mail:	delamaterr@sullcrom.com
goodmanm@sullcrom.com

Section 9.04      Certain Definitions.

For the purposes of this Agreement:

“Accounting Principles” means the principles set forth on Schedule 6.

“ACP” means ArcLight Capital Partners, LLC, a Delaware limited liability company.

“Acquisition Proposal” means, other than the Transactions, any offer or proposal for any direct or indirect acquisition (whether by merger, sale, consolidation, equity exchange, tender or exchange offer, issuance, joint venture, recapitalization, business combination or otherwise) by a third party of (i) any Company Interests or any equity interests of any Company Subsidiary or (ii) a material portion of the assets of the Company and the Company Subsidiaries, taken as a whole (but excluding sales of assets in the ordinary course of business).

“Action” means any claim, suit, audit, examination, action, proceeding, litigation, administrative charge, investigation or arbitration before any Governmental Entity.

“Adjustment Escrow Amount” means an amount equal to $5,000,000.

“Adjustment Escrow Fund” means the Adjustment Escrow Amount deposited into escrow pursuant to the Escrow Agreement.

“Advisory Agreement” means a Contract under which the Company or any Company Subsidiary provides Advisory Services.

“Advisory Services” means any investment advisory, investment sub-advisory, investment management or similar services.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such first Person; provided that, except for purposes of the Regulatory Efforts Agreement (to the extent expressly contemplated therein), (a) the Company Funds, the Company Clients and Portfolio Investments shall be deemed not to be Affiliates of the Company or the Company Subsidiaries; and (b) any Parent Fund and Person in which a Parent Fund holds an investment, directly or indirectly, or which is an underlier or reference asset of any derivative security or other financial instrument in which any Parent Fund holds an investment, directly or indirectly, shall also not be deemed to be an Affiliate of Parent.

“Ancillary Agreements” means the agreements, certificates, instruments and other documents being executed or delivered in connection with this Agreement and the Transactions, including the Governance Agreement, Retained Interests Agreement, Management LTIP, Senior Leadership LTIP, Rollover Agreements, Requisite Employment Agreements, Transaction Restrictive Covenant Agreements and Investor Transaction Support Agreement.

“Anti-Corruption Laws” means the Foreign Corrupt Practices Act of 1977, as amended, and any applicable analogous foreign Laws relating to corruption or bribery.

“Anti-Money Laundering Laws” means the Currency and Foreign Transactions Reporting Act of 1970, as amended, and any Laws relating to anti-money laundering, terrorist financing or the proceeds of crime.

“Benefit Plan Investor” has the meaning set forth in 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA.

“Burdensome Condition” means taking any action, or accepting any term or restriction that would: (i) require Parent, any of its Subsidiaries or Affiliates, or any Parent Fund Portfolio Company to take any action that would violate any applicable Law; (ii) require Parent, any of its Subsidiaries or Affiliates, or any Parent Fund Portfolio Company to sell, license, divest, or dispose of any assets, entities, or businesses of Parent, any of its Subsidiaries or Affiliates, or any Parent Fund Portfolio Company, (iii) require any party to sell, license, divest, or dispose of material assets, entities, or businesses of the Company, any of its Subsidiaries or Affiliates, or any Portfolio Investment, if such sale, license, divesture or disposal of assets, entities, or businesses would result in a material adverse effect following the Closing on the Company, its Subsidiaries or Affiliates, taken as a whole; (iv) place the Company, any of its Subsidiaries or Affiliates, or any Portfolio Investment into a voting trust, or cause the Company, any of its Subsidiaries or Affiliates, or any Portfolio Investment to become subject to a proxy agreement, a special security agreement or an equivalent structure requested or imposed by a Governmental Entity that would cede to a third party, including any Governmental Entity, the direction or control of such entity, including affirmative or negative control over important matters affecting the Company, any of its Subsidiaries or Affiliates, or any Portfolio Investment; (v) prohibit Parent, any of its Subsidiaries or Affiliates, or any Parent Fund Portfolio Company from receiving or sharing business and technical information from or to the Company, any of its Subsidiaries or Affiliates, or any Portfolio Investment, in each case that is material to the Company and its Subsidiaries or Affiliates, taken as a whole; provided, however, that the receiving or sharing of such information was permissible pursuant to applicable Law prior to such action, term, or restriction; and further provided, that any prohibition of the receiving or sharing of information that is generally applicable to other entities similarly situated to Parent, its Subsidiaries or Affiliates (or any Parent Fund Portfolio Company), shall not constitute a Burdensome Condition; (vi) require Parent, any of its Subsidiaries or Affiliates, or any Parent Fund Portfolio Company to terminate, assign, or substantially amend any existing contractual relationships or contractual rights; (vii) require the Company, any of its Subsidiaries or Affiliates, or any Portfolio Investment to terminate, assign, or substantially amend any existing contractual relationships or contractual rights of Company, any of its Subsidiaries or Affiliates, or any Portfolio Investment if any such termination, assignment, or substantial amendment would result in a material adverse effect following the Closing on the Company, its Subsidiaries or Affiliates, taken as a whole; or (viii) require Parent, any of its Subsidiaries or Affiliates, or any Parent Fund Portfolio Company to take any action that would reasonably be expected to hinder, delay, obstruct, enjoin, restrict, restrain or otherwise prevent the consummation of the Buyer Acquisition (other than in de minimis respects) or that is not conditioned upon the consummation of the Transactions.

“Business Day” means any day of the year on which national banking institutions in New York, New York are open to the public for conducting business and are not required or authorized to close.

“Buyer Acquisition” means the transactions contemplated by the Buyer Merger Agreement.

“Buyer Disclosure Letter” means the disclosure letter delivered by Parent to the Company concurrently with the execution and delivery by the parties of this Agreement; provided that such disclosure letter shall be arranged in numbered and lettered sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement, and the disclosure of any information, item or matter in any section or subsection shall be deemed to qualify the section or subsection of this Agreement to which it corresponds in number and letter and each other section and subsection of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such information, item or matter also qualifies such other sections and subsections.

“Buyer Fundamental Representations” means the representations and warranties contained in Section 3.01 (Organization and Good Standing; Organizational Documents) Section 3.02 (Authority; Execution and Delivery; Enforceability) and Section 3.08 (Brokers).

“Buyer Material Adverse Effect” means any fact, change, event, circumstance, occurrence, effect or development (an “Effect”) that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, assets, liabilities, condition (financial or otherwise) or results of operations of Parent and its Subsidiaries, taken as a whole, or (ii) the ability of Parent and Merger Sub to consummate the Transactions in accordance with the terms of this Agreement; provided, however, that, solely in the case of the foregoing clause (i), none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be such a material adverse effect: any Effect (A) generally affecting (1) the economy or political, social, regulatory, general business, economic, financial, credit, commodity or capital market conditions in the United States or any other country, including changes in interest or exchange rates, monetary policy or inflation, or (2) the industries or jurisdictions in which Parent and its Subsidiaries operate; or (B) to the extent arising out of, resulting from or attributable to (1) the negotiation, execution or announcement of this Agreement or the Ancillary Agreements, or the pendency of the Transactions or the Buyer Acquisition, or compliance with the terms of this Agreement, (2) acts of war (whether or not declared), military activity (including cyber-attacks), acts of armed hostility, civil disobedience, sabotage, terrorism or other international or national calamity or any worsening or escalation of such conditions, (3) any embargo, riot, hurricane, tropical storm, tropical depression, earthquake, flood or other natural disaster, act of God or other weather-related event or any worsening or escalation of such event, (4) any epidemic, pandemic, disease, outbreak, health emergency or crisis or other public health condition or any worsening or escalation of such condition, (5) changes after the date of this Agreement in (x) any applicable Law or any interpretation or enforcement thereof by any Governmental Entity or (y) GAAP or any other applicable accounting standard or any interpretation or enforcement thereof by any Governmental Entity or (6) any change in the market price or trading volume of Parent Shares or any failure, in and of itself, by Parent or any of its Subsidiaries to meet any estimates of revenues or earnings or projections, whether published, internally prepared or provided to the Company or any of its Representatives (it being understood that any Effect underlying such change or failure to meet estimates or projections may be taken into account in determining whether there has been or would reasonably be expected to be such a material adverse effect, unless otherwise excluded pursuant to this definition of a Buyer Material Adverse Effect); provided that, with respect to any Effect described in the foregoing clause (A) or any of the foregoing clauses (B)(2), (3), (4) and (5), such Effect may be taken into account in determining whether there has been or would reasonably be expected to be such a material adverse effect to the extent such Effect has had or would reasonably be expected to have a disproportionate adverse effect on Parent and its Subsidiaries compared to other participants in the industries in which Parent and its Subsidiaries operate, in which case only the extent of the disproportionate impact shall be taken into account.

“Buyer Merger Agreement” means that certain Agreement and Plan of Merger, dated as of December 29, 2025, by and among Parent and the other parties thereto.

“CAMS” means Consolidated Asset Management Services, LLC, a Delaware limited liability company together with its subsidiaries.

“CAMS Professional Services Agreement” means the Professional Services Agreement (and related Tasking Orders issued pursuant to and thereunder), dated as of February 1, 2023, by and between CAMS (via Consolidated Asset Management Services (Texas), LLC) and the Company.

“Carried Interest” for each Company Fund has the meaning assigned to such term (or any similar term corresponding to a carried interest, incentive allocation or other performance-based compensation structured as an allocation) in the applicable Fund Documentation for such Company Fund.

“Carried Interest Proceeds” means, with respect to each Company Fund, the entitlement of all Persons to, without duplication, directly or indirectly receive distributions of Carried Interest with respect to such Company Fund.

“Cash” means, without duplication, the aggregate amount of cash and cash equivalents (including marketable securities that mature in 90 days or less) of the Company and the Company Subsidiaries; provided that “Cash” shall (i) include the total amount of outstanding checks, wires and drafts issued for the benefit of the Company or any of the Company Subsidiaries, on a consolidated basis, but not yet cleared as of the applicable time of determination (to the extent such checks, wires and drafts subsequently clear), and (ii) exclude, without duplication, (A) the total amount of outstanding checks, wires and drafts issued by the Company or any of the Company Subsidiaries, on a consolidated basis, but not yet debited against the applicable amount as of the applicable time of determination (to the extent such checks, wires and drafts subsequently clear), (B) any amounts held on behalf of any Person other than the Company or any of the Company Subsidiaries, (C) any items not convertible into cash within 30 days, (D) security deposits and other Restricted Cash and (E) any cash actually used to pay Transaction Expenses, Indebtedness, any other liabilities, dividends or distributions after the Reference Time and prior to Closing.

“CFIUS” means the Committee on Foreign Investment in the United States and each member agency thereof acting in such capacity.

“CFIUS Approval” means, in the event that the parties have filed a CFIUS Declaration pursuant to 31 C.F.R. § 800.401 or 31 C.F.R. § 800.402, that CFIUS has issued written notice that (a)  it has concluded all action under the DPA, or (b) it is not able to complete action under the DPA with respect to the transactions contemplated hereby on the basis of the CFIUS Declaration but has not requested that the parties submit a CFIUS Notice (and Parent has determined not to file a CFIUS Notice and CFIUS has not initiated a unilateral review); and, in the event that the parties have filed a CFIUS Notice pursuant to 31 C.F.R. § 800.501 that (i) CFIUS has issued a written notification issued that it has determined that there are no unresolved national security concerns with respect to the Transactions contemplated hereby and CFIUS has concluded all action with respect to its review (or, if applicable, investigation) of the Transactions contemplated hereby, or (ii) if CFIUS has sent a report to the President of the United States requesting the President’s decision with respect to the Transactions contemplated hereby, then either (A) the period under the DPA during which the President may announce his decision to take action to suspend or prohibit the Transactions contemplated hereby has expired without any such action being announced or taken, or (B) the President has announced a decision not to take any action to suspend or prohibit the Transactions contemplated hereby.

“CFIUS Declaration” shall have the meaning set forth in the Regulatory Efforts Agreement.

“CFIUS Notice” shall have the meaning set forth in the Regulatory Efforts Agreement.

“Change of Control Payments” means all stay, retention, transaction bonuses, or other sale or change of control or similar payments, and severance or termination payments or benefits (and any tax gross-ups or any similar payments or benefits related thereto) payable to any Person by the Company or any Company Subsidiary or Affiliate thereof in connection with or as a result of the consummation of the Transactions.

“Client Consent” means, with respect to each Company Client that is a Company Fund, the Consent of such Company Fund to the “assignment” (as defined in the Investment Advisers Act) and continuation of its Advisory Agreement resulting from the consummation of the Transactions to the extent required by the terms of such Advisory Agreement, the applicable Fund Documentation or applicable Law, and in the manner required by the terms of such Advisory Agreement, the applicable Fund Documentation or applicable Law, which Client Consent may be obtained from the limited partner advisory committee of a Company Fund to the extent the applicable Fund Documentation authorizes such limited partner advisory committee to consent to such “assignment” (as defined in the Investment Advisers Act).

“Closing Cash” means the aggregate amount of Cash as of the Reference Time.

“Closing Cash Consideration” means an amount equal to (A)(i) the Closing Equity Value minus (ii) the Adjustment Escrow Amount minus (iii) the Holdback Amount minus (iv) the Closing Management LTIP Amount multiplied by (B) 92.307692%.

“Closing Equity Value” means an amount equal to (without duplication):

(i)            the Total Base Purchase Price; plus

(ii)           the result (which may be a negative number) of (A) Closing Working Capital minus (B) Target Working Capital; plus

(iii)          Closing Cash; minus

(iv)          Closing Indebtedness; minus

(v)           Transaction Expenses.

“Closing Indebtedness” means the aggregate amount of Indebtedness of the Company and the Company Subsidiaries, on a consolidated basis, immediately prior to the Closing.

“Closing Management LTIP Amount” has the meaning set forth in the Earn-Out Terms.

“Closing Rollover Amount” means an amount equal to (A)(i) the Closing Equity Value minus (ii) the Adjustment Escrow Amount minus (iii) the Holdback Amount minus (iv) the Closing Management LTIP Amount multiplied by (B) 7.692308%.

“Closing Working Capital” means (i) all current assets of the Company and the Company Subsidiaries (excluding (A) any Closing Cash, (B) any income Tax assets and deferred Tax assets, (C) Restricted Cash and other amounts specifically excluded from the definition of Cash, (D) any assets or contra liabilities relating to Indebtedness (such as unamortized debt issuance costs), and (E) any loans or amounts receivable from any Company Related Party) minus (ii) the current liabilities of the Company and the Company Subsidiaries (excluding (A) the Transaction Expenses, (B) Closing Indebtedness, and (C) any income Tax liabilities and deferred Tax liabilities), in the case of each of clauses (i) and (ii), determined on a consolidated basis as of the Reference Time and calculated in accordance with the Accounting Principles.

“Code” means the Internal Revenue Code of 1986.

“Company Accounting Principles” means the income tax basis of accounting described in Note 2 to the income tax basis financial statements of ArcLight Capital Holdings, LLC and its Subsidiaries as of and for the year ended December 31, 2025.

“Company Affiliated Partners” means, with respect to each Company Fund, any Person whose capital commitment to such Company Fund is applied toward the satisfaction of the “general partner” (or similar) commitment to such Company Fund in accordance with the Fund Documentation of such Company Fund.

“Company Business” means the asset management business of the Company and the Company Subsidiaries (including the applicable Affiliated management companies and General Partner Entities that are part of the asset management business operated under the “ArcLight” name) or any other business operated by the Company and the Company Subsidiaries (including the applicable Affiliate management company entities and General Partner Entities that are part of the asset management business or other business operated under the “ArcLight” name), other than, in each case, the Portfolio Investments.

“Company Client” means any “client” (within the meaning of the Investment Advisers Act) to whom the Company or any Company Subsidiary provides Advisory Services (including the Company Funds).

“Company Deal Basis Financial Statements” means the unaudited consolidated balance sheets of the Company and its Subsidiaries (excluding JetCo) as of December 31, 2023, December 31, 2024, and December 31, 2025, and the related unaudited consolidated statements of operations for the years then ended.

“Company Disclosure Letter” means the disclosure letter delivered by the Company to Parent concurrently with the execution and delivery by the parties of this Agreement; provided that such disclosure letter shall be arranged in numbered and lettered sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement, and the disclosure of any information, item or matter in any section or subsection shall be deemed to qualify the section or subsection of this Agreement to which it corresponds in number and letter and each other section and subsection of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such information, item or matter also qualifies such other sections and subsections.

“Company Employee” means any current or former director, officer, employee, independent contractor or other individual service provider (in each case, in a capacity similar to employment) of the Company or any Company Subsidiary.

“Company Financial Statements” means the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2023, December 31, 2024 and December 31, 2025, and the related audited consolidated statements of operations, equity and cash flows for the years then ended, including in each case the notes thereto.

“Company Fund” means any investment fund or other investment vehicle (including, for the avoidance of doubt, any co-investment vehicle or companion vehicle) for which the Company or any Company Subsidiary provides Advisory Services pursuant to an Advisory Agreement, including, for the avoidance of doubt, any alternative, parallel or feeder vehicles or other intermediate entities formed in connection therewith, and any Company SMA. For the avoidance of doubt, “Company Fund” shall not include any Portfolio Investment.

“Company Fund Capital Commitment” means, with respect to each Company Fund, the aggregate amount, without duplication, that the Company Affiliated Partners, the Senior Principals, the General Partner Entities and their respective Affiliates have committed to contribute, directly or indirectly, to the capital of such Company Fund.

“Company Fund Manager” means the Company or any Company Subsidiary that provides Advisory Services pursuant to an Advisory Agreement with respect to any Company Fund or other Company Client.

“Company Fundamental Representations” means the representations and warranties contained in Section 2.01 (Organization and Good Standing; Organizational Documents), Section 2.02 (Authority; Execution and Delivery; Enforceability), Section 2.03(a) and Section 2.03(c) (Capitalization), Section 2.04 (Company Subsidiaries), Section 2.11(a) (Absence of Certain Changes) and Section 2.23 (Brokers).

“Company Intellectual Property” means any and all Intellectual Property owned or purported to be owned by the Company, any Company Subsidiary or any Company Fund.

“Company Interests” means all of the issued and outstanding limited liability company interests of the Company.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) the ability of the Company to consummate the Transactions in accordance with the terms of this Agreement; provided, however, that, solely in the case of the foregoing clause (i), none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be such a material adverse effect: any Effect (A) generally affecting (1) the economy or political, social, regulatory, general business, economic, financial, credit, commodity or capital market conditions in the United States or any other country, including changes in interest or exchange rates, monetary policy or inflation, or (2) the industries or jurisdictions in which the Company and the Company Subsidiaries operate; or (B) to the extent arising out of, resulting from or attributable to (1) the negotiation, execution or announcement of this Agreement or the Ancillary Agreements, or the pendency of the Transactions or the Buyer Acquisition, or compliance with the terms of this Agreement (provided that this clause (1) shall not apply with respect to the obligation to operate in the ordinary course of business and to any representation or warranty that by its terms speaks to the consequences of the execution and delivery of this Agreement or any of the Ancillary Agreements, the performance of obligations hereunder or thereunder or the consummation of the Transactions, or any condition to Closing related to the foregoing), (2) acts of war (whether or not declared), military activity (including cyber-attacks), acts of armed hostility, civil disobedience, sabotage, terrorism or other international or national calamity or any worsening or escalation of such conditions, (3) any embargo, riot, hurricane, tropical storm, tropical depression, earthquake, flood or other natural disaster, act of God or other weather-related event or any worsening or escalation of such event, (4) any epidemic, pandemic, disease, outbreak, health emergency or crisis or other public health condition or any worsening or escalation of such condition, (5) changes after the date of this Agreement in (x) any applicable Law or any interpretation or enforcement thereof by any Governmental Entity or (y) GAAP or any other applicable accounting standard or any interpretation or enforcement thereof by any Governmental Entity or (6) any failure, in and of itself, by the Company or any Company Subsidiary to meet any estimates of revenues or earnings or projections, whether published, internally prepared or provided to Parent or any of its Representatives (it being understood that any Effect underlying such failure to meet estimates or projections may be taken into account in determining whether there has been or would reasonably be expected to be such a material adverse effect, unless otherwise excluded pursuant to this definition of Company Material Adverse Effect); provided that, with respect to any Effect described in the foregoing clause (A) or any of the foregoing clauses (B)(2), (3), (4) and (5), such Effect may be taken into account in determining whether there has been or would reasonably be expected to be such a material adverse effect to the extent such Effect has had or would reasonably be expected to have a disproportionate adverse effect on the Company and the Company Subsidiaries compared to other participants in the industries in which the Company and the Company Subsidiaries operate, in which case only the extent of the disproportionate impact shall be taken into account.

“Company Owners” means each of ACHP II and ACHP, L.P., a Delaware limited partnership, PHP and WSI.

“Company Parties” means each of the Company and the Company Subsidiaries.

“Company Related Party” means (i) any partner, manager, director, officer, employee, trustee or other individual serving in a capacity substantially similar to employment of the Company or any Company Subsidiary, (ii) any immediate family member of any person described in the foregoing clause (i), (iii) any trust or other estate in which any Person described in the foregoing clause (i) or (ii)  as to which such Person serves as trustee or in a similar fiduciary capacity and (iv) any controlled Affiliate of any Person described in the foregoing clause (i), (ii) or (iii) (other than the Company and the Company Subsidiaries).

“Company Rollover Interests” means the Company Interests to be contributed by the Rollover Holders to Rollover Entity in accordance with Section 1.01(e)(ii).

“Company SMA” means any separately managed account owned or held by any Person for which Company or any Company Subsidiary provides Advisory Services pursuant to an Advisory Agreement.

“Company Subsidiary” means a Subsidiary of the Company; provided that, except for purposes of Section 5.03 (to the extent expressly contemplated therein), the Company Clients and the Portfolio Investments shall be deemed not to be Company Subsidiaries.

“Competing Strategy” means an investment strategy that is directly competitive with the investment strategy pursued by the Company Funds, as such strategy is conducted as of the date hereof.

“Consent” means any consent, approval, notice, acknowledgment, expiration or termination of a waiting period, authorization, waiver, variation, clearance, confirmation, permit, license, grant, agreement, exemption or order of, or registration, declaration or filing with, any Person, including any Governmental Entity.

“Consenting Company Client” means each Company Client other than a Non-Consenting Company Client.

“Continuation Fund” means any Company Fund that is a continuation fund (as such term is commonly used in the asset management industry) to which all or any portion of one or more Portfolio Investments of an Existing Company Fund are directly or indirectly transferred, including for purposes of providing capital that such other Existing Company Fund is not able or willing to provide, holding such Portfolio Investment(s) longer than such other Existing Company Fund’s expected holding period for such Portfolio Investment(s) and/or providing a realization for investors in such other Existing Company Fund.

“Contract” means any written, oral or other agreement or arrangement, including any contract, subcontract, lease, sublease, license, sublicense, note, settlement agreement, warranty, purchase order, bond, mortgage, indenture or other instrument or obligation that, in each case, is legally binding.

“control” of a Person means the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether by Contract or otherwise.

“CT PURA” means the Connecticut Public Utilities Regulatory Authority and any successor thereto.

“CT PURA Approval” shall have the meaning set forth in the Regulatory Efforts Agreement.

“Distribution Agreement” means any Contract for the distribution, placement or sales of shares, interests or units of a Company Client.

“Distribution and Redemption Agreement” means a distribution and redemption agreement substantially in the form attached hereto as Exhibit F.

“DLLCA” means the Delaware Limited Liability Company Act.

“DPA” means Section 721 of the Defense Production Act of 1950 (50 U.S.C. § 4565), including, for the avoidance of doubt, the rules codified at 31 C.F.R. Parts 800-802.

“Energy Regulatory Approvals” means the FERC Approval, the NYPSC Approval and the CT PURA Approval.

“Environmental Laws” means any Laws relating to pollution, public or worker health or safety (with respect to or regarding hazardous, dangerous, deleterious or toxic materials, substances or wastes), or protection of the environment or natural resources.

“Environmental Permits” means all permits, licenses, franchises, certificates, approvals, registrations and other authorizations of Governmental Entities required by Environmental Laws for the business of the Company, the Company Subsidiaries or the Company Funds.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any entity, trade, business or other Person (whether or not incorporated) that is a member of a group described in Sections 414(b), (c), (m) or (o) of the Code or Section 4001(b)(l) of ERISA that includes the Company or any Company Subsidiary.

“Escrow Agent” means Citibank, N.A.

“Escrow Agreement” means an escrow agreement substantially in the form attached hereto as Exhibit G.

“Exchange Act” means the Securities Exchange Act of 1934.

“Existing Company Fund” means any Company Fund that holds an initial closing for limited partner (or similar interests) prior to the Closing, including the Company Funds set forth in Section 2.05(b) of the Company Disclosure Letter.

“Existing Fund Credit Agreement” means each of (i) the Revolving Credit Agreement, dated as of February 3, 2015, by and among ArcLight Energy Partners Fund VI, L.P. as borrower, Citibank N.A. as administrative agent, syndication agent and letter of credit issuer and the lenders party thereto (as amended, amended and restated, supplemented or otherwise modified from time to time as in effect as of the date hereof), (ii) the Revolving Credit Agreement, dated as of September 7, 2018, by and among ArcLight Energy Partners Fund VII, L.P. as borrower, Citibank N.A. as administrative agent, syndication agent and letter of credit issuer and the lenders party thereto (as amended, amended and restated, supplemented or otherwise modified from time to time as in effect as of the date hereof) and (iii) the Revolving Credit Agreement, dated as of June 7, 2024 by and among ArcLight Infrastructure Partners Fund VIII-A, L.P., ArcLight Infrastructure Partners Fund VIII-B, L.P. and ArcLight Infrastructure Partners Fund VIII-C, L.P. as borrowers, Citibank N.A. as administrative agent, syndication agent and letter of credit issuer and the lenders party thereto (as amended, amended and restated, supplemented or otherwise modified from time to time as in effect as of the date hereof).

“Existing House Credit Agreement” means the Credit and Security Agreement, dated August 15, 2024, by and among ArcLight Capital Partners, LLC and ArcLight Capital Holdings, LLC as borrowers, and Citizens Bank, N.A. as letter of credit issuer and a lender.

“Expense Fund” shall mean the Holdback Amount, and any earnings on such amount, as such amount may be reduced from time to time by payments made therefrom in accordance with the terms of this Agreement.

“FCC” means the Federal Communications Commission, or any bureau thereof acting on delegated authority, or any successor agency.

“FCC Consents” means any application or notification required to obtain any and all consents from the FCC necessary for Parent to own and operate the assets pursuant to the Transactions contemplated by this Agreement.

“FERC” means the Federal Energy Regulatory Commission and any successor thereto.

“FERC Approval” shall have the meaning set forth in the Regulatory Efforts Agreement.

“Flow-Through Tax Return” means any U.S. federal, state or local income Tax Return if (a) the Company or the applicable Company Subsidiary is treated as a partnership or disregarded entity for purposes of such Tax Return and (b) the results of operations reflected on such Tax Return are also reflected on a Tax Return of any holder of interests in the Company or such Company Subsidiary.

“Form ADV” means the Uniform Application for Investment Adviser Registration (and any successor form).

“FPA” means the Federal Power Act, as amended, and the rules and regulations promulgated thereunder.

“Fraud” means, with respect to the making of any representation or warranty set forth in Article II or Article III, or in any certificate delivered pursuant to this Agreement, an act, committed by a party, that (i) constitutes a false representation of a material fact made in this Agreement or in any certificate delivered pursuant to this Agreement; (ii) is undertaken with knowledge that such representation is false or with reckless indifference to the falsity of such representation; (iii) is undertaken with an intention to induce another party to act or refrain from acting in reliance upon it; (iv) causes another party, in justifiable reliance upon such false representation, to take or refrain from taking action; and (v) causes another party to suffer damage by reason of such reliance.

“Fund Capital Proceeds” means, with respect to each Company Fund, the entitlement of all Persons to, without duplication, directly or indirectly receive proceeds from such Company Fund on account of the Company Fund Capital Commitment to such Company Fund (excluding, for the avoidance of doubt, Carried Interest Proceeds with respect to such Company Fund).

“Fund Documentation” means, with respect to each Company Fund, as applicable, (i) the limited partnership agreement and all other Organizational Documents of such Company Fund, (ii) offering memoranda, prospectuses and statements of additional information (including supplements thereto) of such Company Fund, including any such document forming the part of any registration statement filed with the SEC or any other relevant regulator by such Company Fund in the jurisdiction of its establishment to which such Company Fund is subject, (iii) each form of subscription, participation or other similar agreement in respect of such Company Fund, and (iv) all Side Letters.

“Fund VI” means ArcLight Energy Partners Fund VI, L.P., a Delaware limited partnership, together with any alternative, parallel or feeder vehicles or other intermediate entities formed in connection therewith.

“Fund VII” means ArcLight Energy Partners Fund VII, L.P., a Delaware limited partnership, together with any alternative, parallel or feeder vehicles or other intermediate entities formed in connection therewith.

“Fund VIII” means ArcLight Infrastructure Partners Fund VIII-A, L.P., a Delaware limited partnership, together with any alternative, parallel or feeder vehicles or other intermediate entities formed in connection therewith.

“Fundamental IOCs” means Section 4.01(b)(i) through Section 4.01(b)(iii) and Section 4.01(b)(xxv) (to the extent related to any of the foregoing).

“GAAP” means generally accepted accounting principles in the United States.

“General Partner Entity” means, with respect to each Company Fund or other Company Client, the general partner, special limited partner, managing member or similar role of such Company Fund or other Company Client.

“Governing Law” means Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof.

“Government Bid” means any outstanding offer, quotation, bid, or proposal by any of the Company, any Company Subsidiary, or Portfolio Investment that, if accepted or awarded, would lead to a Government Contract.

“Government Contract” means any contract of the Company, any Company Subsidiary, or Portfolio Investment for which performance has not been completed or for which final payment has not been received, between any of the Company, a Company Subsidiary, or Portfolio Investment on the one hand, and (a) any Governmental Entity, (b) any prime contractor of any Governmental Entity in its capacity as a prime contractor or (c) any higher-tier subcontractor with respect to any Contract of a type described in clauses (a) or (b), in each case, on the other hand. A task, purchase or delivery order under a Government Contract shall not constitute a separate Government Contract for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Governmental Entity” means any Federal, state, local or foreign government, instrumentality, court, subdivision, administrative agency, commission or other governmental authority, quasi-governmental authority, or instrumentality.

“Governmental Plan” means a “governmental plan,” within the meaning of Section 3(32) of ERISA.

“Holdback Account” means a bank account(s) designated in writing by ACHP II (such designation to be made at least two (2) Business Days prior to the Closing Date).

“Holdback Amount” means an amount equal to $1,000,000.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“HSR Approval” shall have the meaning set forth in the Regulatory Efforts Agreement.

“Income Tax” means any Tax imposed, withheld or determined with reference to gross or net income, receipts or profits, including franchise, margin, pass-through entity, non-resident withholding, composite return and similar taxes. For clarity, “Income Tax Return” means any Tax Return with respect to Income Taxes.

“Indebtedness” means, without duplication, (i) all obligations with respect to (A) indebtedness for borrowed money, (B) obligations evidenced by notes, performance, surety and other bonds, debentures, other debt security or similar instruments and (C) obligations in respect of undrawn letters of credit and bankers’ acceptances, (ii) all obligations for the deferred or unpaid purchase price of assets, property, business, securities or services, whether contingent or otherwise, including any earn-out, milestone, holdback obligations, seller notes, purchase price adjustments or other contingent or deferred payment obligation, in each case, calculated as the maximum amount payable under or pursuant to such obligation, (iii) all obligations under capital leases or finance leases required to be reported by the Company or any Company Subsidiary in the Company Financial Statements or in accordance with GAAP, (iv) (x) all obligations in respect of deferred revenue (including management fees paid in advance allocable to a period following the Closing), net of (y) receivables in respect of management fees, monitoring fees, ancillary fees or other income (excluding Catch-Up Fees payable pursuant to Section 1.09, Carried Interest Proceeds and non-income receivables) (for the avoidance of doubt, the calculation of the foregoing clause (x) minus clause (y) may be positive or negative), (v) all obligations in respect of deferred capital expenditures, (vi) all obligations under any interest rate or currency swaps, collars, forward contracts, caps or other derivatives or hedging arrangements, (vii) all liabilities or obligations for which the Company or any Company Subsidiary has (or may be expected to have) in respect of (A) nonqualified deferred compensation, defined benefit pensions, and post-retirement or post-employment welfare benefits, including pursuant to the ArcLight Capital Holdings, LLC Pre-65 Retiree Health Plan, (B) accrued or unpaid vacation, personal holiday pay and other paid time off, (C) accrued or unpaid bonus (including retention bonus), commission and other incentive payments, (D) accrued or unpaid severance or similar termination-related payments or benefits owed to any Person arising prior to Closing and (E) the employer portion of any employment, payroll, social security, Medicare, national insurance contributions, unemployment or other Taxes (including any employer 401(k) matching contributions) or similar obligations associated with such amounts, and any amounts to offset any excise Taxes imposed under Law to amounts described in this clause (vii) and any related Taxes attributable to such offset amounts, as applicable, (viii)  all Pre-Closing Income Taxes, (ix) any placement fees, including any placement fees that were originally scheduled to be paid in any period prior to Closing, in each case, to the extent accrued (or required to be accrued in accordance with GAAP) and unpaid as of the Closing; for the avoidance of doubt, any placement fees attributable to fundraising prior to Closing shall be accrued in full, (x) any declared but unpaid dividend or distribution owed by the Company or any Company Subsidiary to any Person other than the Company or any wholly owned Company Subsidiary, (xi) any arranger fees and CAMS-related distributions, (xii) any amounts owed to JetCo, (xiii) all obligations for premium, accrued or unpaid interest, fees, prepayment penalties, make-whole payments, breakage costs, indemnity costs, reimbursements, commitment fees, termination fees and all other similar fees and costs in respect of any of the foregoing clauses (i) through (xii) and (xiv) all obligations of a type referred to in clauses (i) through (xiii) of other Persons that are (A) guaranteed by the Company or any Company Subsidiary (other than any guarantee by the Company or any Company Subsidiary of all or any portion of any Company Fund Capital Commitment for the benefit of any Company Employee) or (B) secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on assets or property owned by the Company or any Company Subsidiary. Notwithstanding the foregoing, “Indebtedness” shall not include any (1) Transaction Expenses or (2) amounts owed by the Company or any of its wholly-owned Subsidiaries to the Company or any of its wholly-owned Subsidiaries, to the extent such amounts are reconciled and eliminated in consolidation.

“Independent Expert” means an internationally recognized independent public accounting firm with significant experience in resolving M&A purchase price disputes, as mutually agreed upon by Parent and ACHP II in writing.

“Intellectual Property” means all intellectual property rights in any jurisdiction throughout the world, including such rights in: (i) patents (including all divisionals, continuations, continuations-in-part, reissues, reexaminations, applications and foreign counterparts), (ii) trademarks, service marks, trade dress, trade names, business names, brand names, slogans, logos, domain names and other indicia of origin and source identifiers, including registrations and applications therefor, together with all goodwill and common-law rights associated therewith, (iii) copyrights (including copyrights in IT Systems) and registrations therefor, design or database rights, and (iv) trade secrets, know-how, inventions, methods, algorithms, processes, client and investor lists and other rights in confidential and proprietary business information.

“Investment Advisers Act” means the Investment Advisers Act of 1940.

“Investment Company Act” means the Investment Company Act of 1940.

“Investor Transaction Support Agreement” means the support agreement substantially in the form attached hereto as Exhibit H.

“IT Systems” means all computers (including servers, workstations, desktops, laptops and handheld devices), software, applications, websites, hardware, networks, firmware, middleware, routers, hubs, switches, data communications lines, data storage devices, data centers, systems and other information technology equipment and assets.

“Knowledge of Parent” means the knowledge of any of the natural persons set forth in Section 9.04(a) of the Buyer Disclosure Letter under the caption “Knowledge of Parent”, in each case, after reasonable inquiry of direct reports.

“Knowledge of the Company” means the knowledge of any of the natural persons set forth in Section 9.04(a) of the Company Disclosure Letter under the caption “Knowledge of the Company”, in each case, after reasonable inquiry of direct reports.

“Law” means any statute, law (including common law), ordinance, code, rule, regulation or Order promulgated by a Governmental Entity.

“Liens” means any claims, pledges, liens, charges, mortgages, deeds of trust, leases, licenses, hypothecation, easements, covenants, exclusions, encroachments, occupancy right, options, rights of first refusal or offer, security interests, transfer restrictions or other encumbrances or restrictions of any kind or nature whatsoever.

“Non-Consenting Company Client” means any Company Client that (i) has not provided Client Consent or has validly withdrawn its Client Consent, (ii) has validly terminated in whole or in part, its Advisory Agreement or (iii) has validly exercised any termination or liquidation rights under the terms of any applicable Fund Documentation.

“NYPSC” means the New York Department of Public Service Commission and any successor thereto.

“NYPSC Approval” shall have the meaning set forth in the Regulatory Efforts Agreement.

“Order” means any rule, regulation, judgment, writ, consent, order, decree, stipulation, determination, executive order, injunction or award of a Governmental Entity.

“Organizational Documents” means, with respect to any Person, its constituent documents and/or other organizational documents.

“Parent Alternative Acquisition” means an acquisition by a Buyer Party (or any Affiliate thereof) from a third party of a majority of the voting or economic interests in an investment management business, the primary investment strategy of which is a Competing Strategy.

“Parent Fund” means any investment fund or other investment vehicle (including, for the avoidance of doubt, any co-investment vehicle or companion vehicle), or any separately managed account owned or held by any Person, in each case for which Parent or any Parent Subsidiary provides Advisory Services pursuant to an Advisory Agreement, including, for the avoidance of doubt, any alternative, parallel or feeder vehicles or other intermediate entities formed in connection therewith.

“Parent Fund Portfolio Company” means any Person in which a Parent Fund holds an investment, directly or indirectly, or which is an underlier or reference asset of any derivative security or other financial instrument in which any Parent Fund holds an investment, directly or indirectly.

“Parent Share” means an ordinary share of Parent.

“Parent Subsidiary” means a Subsidiary of Parent, provided that, any Parent Fund and Person in which a Parent Fund holds an investment, directly or indirectly, or which is an underlier or reference asset of any derivative security or other financial instrument in which any Parent Fund holds an investment, directly or indirectly, shall also not be deemed to be a Subsidiary of Parent.

“Permitted Liens” means any (i) mechanics’, carriers’, workmen’s, repairmen’s or other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet due and payable or are being contested in good faith through appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (ii) Liens for Taxes, assessments or other governmental charges and levies that are not due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (iii) easements, covenants, conditions, rights-of-way leases, restrictions and other similar matters of record that, individually or in the aggregate, do not materially impair the continued use and operation of the assets to which they relate as presently conducted, (iv) zoning, building, land use and other similar Laws imposed by any Governmental Entity having jurisdiction over such real property and which are not violated, (v) Liens that have been placed by any developer, owner, landlord or other third party either on any Leased Real Property or on any real property to which such Person has easement rights, or any subordination or similar agreements relating thereto, which do not materially interfere with the continued use and operation of the assets to which they relate as presently conducted, (vi) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar Laws, (vii) transfer restrictions under applicable securities Laws; (viii) non-exclusive licenses of Intellectual Property granted in the ordinary course of business; and (ix) other non-monetary Liens or imperfections of title that, individually or in the aggregate, do not materially impair the continued use and operation of the properties or assets to which they relate as presently conducted.

“Person” means any individual natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Personal Data” means any information (i) relating to an identified or identifiable natural person or that is reasonably capable of being used to identify a natural person, household or device and/or (ii) that is defined as “personally identifiable information,” “personal information”, “personal data” or other comparable term under applicable Law.

“PHP” means PHP DE 1, LP, a Delaware limited partnership.

“Plan Asset Regulation” means the U.S. Department of Labor regulation codified at 29 C.F.R. §2510.3-101, as modified by Section 3(42) of ERISA.

“Portfolio Investment” means, as of any time of determination, any Person in which any Company Fund holds an investment, directly or indirectly, at such time (other than another Company Fund) or which is an underlier or reference asset of any derivative security or other financial instrument in which any Company Fund holds an investment, directly or indirectly, at such time (other than another Company Fund).

“Pre-Closing Income Taxes” means, with respect to the Company and each Company Subsidiary, as applicable, an amount, equal to the amount of any unpaid Income Tax liabilities of such Person for Pre-Closing Tax Periods, whether required to be paid or withheld by such Person, (determined in accordance with Section 5.10(g)) with respect to Tax Returns for Income Taxes that are not yet due (taking into account applicable extensions) and that have not yet been filed as of the date hereof or Income Taxes that the Company or Subsidiary has accrued for on its books and records which it is legally required to pay or which it has agreed to pay to a taxing authority which amount shall: (i) not be less than zero in the aggregate or in any jurisdiction, for any type of Income Tax, or with respect to any Person, (ii) take into account any Transaction Tax Deductions deductible in a Pre-Closing Tax Period to the extent supportable at a “more likely than not” or higher level of comfort, (iii) exclude any Taxes resulting from transactions outside the ordinary course of business on the Closing Date after the time of Closing, (iv) exclude any prepaid amounts or deferred revenue (or other deferred amounts) that would not otherwise be included in taxable income on or prior to the Closing Date and including all other prepaid amounts and deferred revenue (and other deferred amounts), (v) take into account estimated Income Tax payments, overpayments of Income Taxes or prepaid Income Taxes, in each case, that are actually applied to reduce cash Income Tax liabilities of the Company or any Company Subsidiary in a Pre-Closing Tax Period as a matter of applicable Law, (vi) exclude any liabilities for accruals or reserves established or required to be established under GAAP methodologies for contingent income Taxes or with respect to uncertain Tax positions, (vii) include the amount of Income Tax attributable to any unpaid adjustments pursuant to Section 481 of the Code (or corresponding or similar provision of state, local, or non-U.S. Law) as a result of any change in an accounting method during a Pre-Closing Tax Period, (viii) exclude all deferred Tax assets and deferred Tax liabilities, (ix) exclude any Taxes and deductions arising from any Parent debt financing, (x) be determined in accordance with the past practice of the Company or Company Subsidiary, as applicable, in preparing the relevant Income Tax Return (but, if applicable, any elections available to the Company and any Company Subsidiary under Public Law: 119-21 shall be assumed to have been made by the Company and any Company Subsidiary in a manner that maximizes deductions taken in the Pre-Closing Tax Period), and (xi) for the avoidance of doubt, include any Income Taxes incurred by such Persons as a result of the Pre-Closing Reorganization. The calculation of Pre-Closing Income Taxes (or any component thereof) shall not take into account: (A) any action taken by Parent (including the Company or any Company Subsidiary following the Closing), (B) the manner in which any Tax Return is prepared or filed, or (C) the manner in which any Tax Contest is settled or resolved, in each case, following the Closing.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the pre-Closing portion of any Straddle Period.

“Privacy Legal Requirements” means all applicable (i) Laws, (ii) publicly posted or written internal policies of any Company Party or Company Fund, (iii) portions of any contractual obligation binding upon any Company Party or Company Fund or (iv) industry standards binding any Company Party or Company Fund, in each case of clauses (i) to (iv), governing or otherwise regarding the protection, privacy, security, collection, use, disclosure, transfer, sale, storage, maintenance, retention, disposal, destruction, modification or processing of Personal Data, as applicable.

“Public Law: 119-21” means the version of the One Big Beautiful Bill Act, H.R. 1, 119th Congress (2025) that was signed into law on July 4, 2025.

“Reference Time” means 11:59 p.m. (Eastern Time) on the day immediately preceding the Closing Date.

“Regulatory Efforts Agreement” means the regulatory efforts agreement substantially in the form attached hereto as Exhibit I.

“Regulatory License” means financial services regulatory licenses, authorizations, permissions, approvals, permits, consents, registrations and exemptions or similar (including any restrictions, conditions or waivers).

“Renewable Infrastructure Fund” means an investment vehicle (together with its and their respective parallel, feeder and alternative investment vehicles, if any, and any co-investment vehicles (including any annex funds, overflow funds, separately managed accounts or funds of one) formed for the purpose of investing alongside any such Persons) that is formed, sponsored, managed and/or advised by ACP and is formed for the purpose of investing alongside Fund VIII in renewable investments (which initial fund is expected to be named “ArcLight Renewable Infrastructure Partners, L.P.”).

“Requisite Employment Agreements” means those certain employment agreements, in each case, executed and delivered concurrently with the execution and delivery of this Agreement by Parent and each Senior Principal.

“Restricted Cash” means any cash or cash equivalents not immediately available to be freely used or transferred by the Company and the Company Subsidiaries, including any cash or cash equivalents that are subject to restrictions, limitations on use or distribution, whether by Law or Contract.

“Retained Interests” means each of the following interests: (i) all Carried Interest Proceeds in respect of the Existing Company Funds (including, for the avoidance of doubt, all such interests in Carried Interest Proceeds held in the General Partner Entities set forth in Section 2.04(a) of the Company Disclosure Letter), any Continuation Fund and Renewable Infrastructure Fund; (ii) all Fund Capital Proceeds in respect of the Existing Company Funds (including, for the avoidance of doubt, all such interests in Fund Capital Proceeds held in the General Partner Entities set forth in Section 2.04(a) of the Company Disclosure Letter), any Continuation Fund and Renewable Infrastructure Fund; and (iii) all Catch-Up Fees.

“Rollover Entity” has the meaning set forth in Exhibit E.

“Rollover Holders” has the meaning set forth in Exhibit E.

“Rollover Interests” means membership interests in the Rollover Entity.

“Sanctioned Country” means a country or territory that is, or during any applicable period has been, the subject or target of comprehensive, territory-wide Sanctions (including Cuba, Iran, North Korea, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, the non-government controlled oblasts of Kherson and Zaporizhzhia, and, prior to July 1, 2025, Syria).

“Sanctioned Person” means any Person that is, or during any applicable period has been, the target of Sanctions, including: (a) any Person listed in any U.S. or applicable non-U.S. Sanctions-related list of designated Persons, including those maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the U.S. Department of State, United Nations Security Council, the European Union or any of its member states, His Majesty’s Treasury of the United Kingdom, or any similar list maintained by, or public announcement of Sanctions designation made by, any applicable national Sanctions authority; (b) any Person operating from, or organized or resident in, a Sanctioned Country; (c) the government of a Sanctioned Country; or (d) any Person that is, in the aggregate, 50% or more owned, directly or indirectly, or controlled by any such Person or Persons in the foregoing clauses (a) through (c).

“Sanctions” means all U.S. and non-U.S. economic or financial sanctions, rules, regulations or trade embargoes imposed, administered or enforced from time to time, including those imposed by (a) the U.S. government, including those administered by OFAC or the U.S. Department of State, and (b) the United Nations Security Council, the European Union or any of its member states, and His Majesty’s Treasury of the United Kingdom.

“SBG” means SoftBank Group Corp.

“SEC” means the Securities and Exchange Commission or any successor thereof.

“Securities Act” means the Securities Act of 1933.

“Self-Regulatory Organization” means the Financial Industry Regulatory Authority, the National Futures Association, each national securities exchange in the United States, each non-U.S. securities exchange, and each other commission, board, agency or body, whether United States or foreign, that is charged with the supervision or regulation of brokers, dealers, commodity pool operators, commodity trading advisors, futures commission merchants, securities underwriting or trading, stock exchanges, commodities exchanges, insurance companies or agents, investment companies or investment advisers, or to the jurisdiction of which The Company or any Company Subsidiary is subject.

“Seller Representative” means Daniel R. Revers (or, following the death or incapacity thereof, the other Senior Principals, acting jointly).

“Senior Leadership LTIP Recipients” shall have the meaning set forth on Section 9.04(c) of the Company Disclosure Letter.

“Senior Principals” shall have the meaning set forth on Section 9.04(b) of the Company Disclosure Letter.

“Side Letters” means, with respect to any Company Client, all Contracts (other than Organizational Documents of such Company Client and other than confidentiality agreements entered into in the ordinary course of business) entered into with an investor in such Company Client relating to or affecting such investor’s participation in such Company Client that provides for or that otherwise has the effect of establishing rights under, or altering or supplementing the terms of, any Organizational Document or subscription agreement of such investor with respect to such Company Client.

“SoftBank Transaction Support Agreement” means the support agreement substantially in the form attached hereto as Exhibit J.

“Straddle Period” means a taxable period that includes (but does not end on) the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or (ii) if a limited liability company, partnership, association or other business entity (other than a corporation), (A) a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person, and for this purpose a Person owns a majority ownership interest in such a business entity (other than a corporation) if such Person shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation) or (B) such Person is the general partner, the managing member or equivalent; provided that (a) the Company Clients, Company Funds and the Portfolio Investments shall be deemed not to be Subsidiaries of the Company and (b) any Parent Fund and Person in which a Parent Fund holds an investment, directly or indirectly, or which is an underlier or reference asset of any derivative security or other financial instrument in which any Parent Fund holds an investment, directly or indirectly, shall also not be deemed to be a Subsidiary of Parent.

“Target Working Capital” means an amount equal to $1,000,000.

“Tax” means any and all federal, state, local and non-U.S. taxes, imposts, withholdings, charges, fees, levies contributions, payments or other assessments of similar kind imposed by any Taxing Authority, including any income, gross receipts, license, payroll, employment, health and social care levies, employer and employee national insurance contributions, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs, duties, capital stock, franchise, profits, social security (or similar, including FICA), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, withholding, pass-through entity, nonresident withholding, composite return, unincorporated business, or other tax of any kind or in the nature of taxes whatsoever, together with all interest, penalties, fines, charges, surcharges and additions imposed with respect thereto, whether disputed or not.

“Tax Return” means any return, declaration, statement, report, claim, schedule, form or information return filed or required to be filed with any Taxing Authority relating to Taxes, including any supplement, schedule or attachment thereto and any amendment thereof.

“Taxing Authority” means any Governmental Entity of any jurisdiction responsible for the assessment, administration, determination, collection or the imposition of any Tax.

“Total Base Purchase Price” means an amount equal to $650,000,000.

“Transaction Expenses” means, without duplication and to the extent unpaid immediately prior to Closing, the aggregate amount of (i) all fees, costs and expenses incurred or payable or subject to reimbursement by the Company or any Company Subsidiary or Affiliate thereof in connection with this Agreement or the Transactions (including (A) (i) the fees, costs and expenses of any financial advisor, legal counsel, accountant, agent, auditor, broker, expert or other advisor or consultant, or finder or other service provider retained by or on behalf of the Company or any Company Subsidiary or Affiliate thereof, (ii) the fees, cost and expenses allocated to or incurred by the Company in connection with Section 5.22 and Section 3.4 of the Regulatory Efforts Agreement and (iii) any Change of Control Payments and the employer portion of any employment, payroll, social security, Medicare, national insurance contributions, unemployment or other Taxes or similar obligations payable in respect thereof, but excluding (B) any fees, costs and expenses incurred solely at the direction of or based upon the action of the Buyer Parties or the Surviving Company or any of their respective Affiliates after the Reference Time), (ii) all Transfer Taxes allocated to the Company under Section 5.10(a), and (iii) all fees, costs and expenses in connection with the termination of any Company Related Party Contract. Notwithstanding the foregoing, “Transaction Expenses” shall not include (i) any amounts deducted from the Closing Cash Consideration in the calculation of Closing Indebtedness or Closing Working Capital, and (ii) any amounts incurred by or on behalf of the Buyer Parties or any of their Affiliates in connection with the Transactions, whether or not billed or accrued (including any fees and expenses of counsel, advisors, consultants, investment bankers, brokers, accountants, auditors and any other experts or Representatives of the Buyer Parties or any of their Affiliates), except to the extent such amounts are incurred on behalf of, and are reimbursable by or would have otherwise been payable by, the Company or any Company Subsidiary or Affiliate thereof.

“Transaction Restrictive Covenant Agreements” means those certain restrictive covenant agreements executed and delivered concurrently with the execution and delivery of this Agreement by Parent and each Senior Principal.

“Transaction Tax Deductions” means, without duplication, any items of loss, deduction, expense or credit permitted under applicable Tax Law to be deducted in a Pre-Closing Tax Period at a “more likely than not” or higher level of comfort with respect to (a) any fees, expense and interest (including amounts treated as interest for Tax purposes and any breakage fees or accelerated deferred financing fees) incurred by the Company or any Company Subsidiary with respect to the payment of Indebtedness, (b) the amount of Transaction Expenses, including, for this purpose, amounts that would be Transaction Expenses but that were paid prior to the Closing, (c) including any Management LTIP or Senior Leadership LTIP economically funded by the Company Owners or the Ultimate Company Owners, and (d) any other payments or expenses incurred by the Company or any Company Subsidiary in connection with the transactions contemplated by this Agreement (or included as a liability in Closing Indebtedness), in each case, solely to the extent economically borne by the Company Owners or the Ultimate Company Owners. The parties hereto also agree that seventy percent (70%) of any success-based fees are deductible for United States federal Income Tax purposes pursuant to Revenue Procedure 2011-29, 2011-18 IRB.

“Transactions” means the transactions contemplated by this Agreement.

“Ultimate Company Owners” means each of the Persons set forth under the heading “Ultimate Company Owner” on Schedule 2.

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws.

“Willful Breach” means, with respect to any Person, a deliberate and willful act or a deliberate and willful failure to act, in each case, which action or failure to act (as applicable) occurs with the actual knowledge that such act or failure to act constitutes, or would reasonably be expected to constitute, a material breach of a covenant set forth in this Agreement or any Ancillary Agreement, regardless of whether breaching was the intent and object of the act or the failure to act, and which in fact does cause a breach of this Agreement or any Ancillary Agreement, it being understood that such term shall include, in any event, the failure to consummate the Closing when required to do so by this Agreement.

“WSI” means WSI Cicada Investors, LLC, a Delaware limited liability company.

For purposes of this Agreement, the terms listed below have the meanings ascribed to them in the respective sections of this Agreement set forth below.

Term	Location

2027 Earn-Out Payment Amount	Section 1.06(a)(iv)
2027 Target Earnings Amount	Section 1.06(a)(i)
2028 Earn-Out Payment Amount	Section 1.06(a)(v)
2028 Target Earnings Amount	Section 1.06(a)(ii)
2029 Earn-Out Payment Amount	Section 1.06(a)(vi)
2029 Target Earnings Amount	Section 1.06(a)(iii)
ACHP II	Preamble
Adjustment Disagreement Deadline	Section 1.04(b)(ii)
administrative Costs	Section 10.17(a)
Agreement	Preamble
Announcement	Section 5.05
ARCLIGHT	Section 5.19
Audited Financial Statements	Section 5.22
Bankruptcy and Equity Exception	Section 2.02
Benefit Plan	Section 2.14(a)
Buyer Acquisition Agreements	Section 5.13
Buyer Indemnified Parties	Section 5.10(i)
Buyer Parties	Preamble
Buyer Released Parties	Section 10.15
Buyer Releasing Parties	Section 10.15(b)
Buyer Tax Matter	Section 5.10(c)(iv)
Buyer Wrong Pockets Assets	Section 5.17(a)
Catch-Up Fees	Section 1.08
Certificate of Merger	Section 1.01
Closing Statement	Section 1.04(b)(i)
Company	Preamble
Company 401(k) Plan	Section 5.06(d)
Company Certificate of Formation	Section 2.01(b)
Company Client Notice	Section 5.11(a)
Company Governmental Authorizations	Section 2.08
Company Indemnified Party	Section 5.07(a)
Company Interest Rights	Section 2.03(b)
Company Maximum Premium	Section 5.07(c)
Company Organizational Documents	Section 2.01(b)

Company Outside Date	Section 7.01(c)
Company Related Party Contracts	Section 2.20
Company Released Parties	Section 10.15(b)
Company Releasing Parties	Section 10.15
Company Tax Matter	Section 5.10(c)(ii)
Company Voting Debt	Section 2.03(b)
Confidentiality Agreement	Section 5.02(b)
Continuing Employee	Section 5.06(a)
Contracting Party	Section 10.14
Control Transaction	Section 1.06(e)(iv)
Draft Purchase Price Allocation	Section 5.10(b)
DSS	Section 1.01
Earn-Out Disagreement Deadline	Section 1.06(b)(ii)
Earn-Out Disagreement Notice	Section 1.06(b)(ii)
Earn-Out Measurement Date	Section 1.06(a)(vii)
Earn-Out Payment Amount	Section 1.06(a)(viii)
Earn-Out Statement	Section 1.06(b)(i)
Earn-Out Terms	Section 1.06(a)(ix)
EDGAR	Article III
Effect	Section 10.02(a)
Effective Time	Section 1.01
Estimated Closing Equity Value	Section 1.04(a)
Estimated Closing Statement	Section 1.04(a)
Excess Negative Adjustment Amount	Section 1.05(a)(ii)
Exclusivity Period	Section 5.01
Existing Fund Credit Agreement Consent	Section 5.18(e)
Fee Related Revenues	Section 1.06(a)(x)
Final Closing Equity Value	Section 1.04(b)(iv)
Final Purchase Price Allocation	Section 5.10(b)
FRE Catch-Up Fees	Section 1.06(a)(xi)
FRE Principles	Section 1.06(a)(xii)
Governance Agreement	Section 5.12
Interim Financial Statements	Section 5.22
Invoices	Section 5.08(b)
JetCo	Section 5.10(i)
Key Person Event	Section 6.02(g)
Labor Agreement	Section 2.15(a)
Leased Real Property	Section 2.13
Lookback Date	Section 2.07(a)
Management LTIP	Section 5.12
Material Contracts	Section 2.18
Merger	Section 1.01
Merger Sub	Preamble
Merger Sub Organizational Documents	Section 3.01(b)
Net Negative Adjustment Amount	Section 1.05(a)(ii)
Net Positive Adjustment Amount	Section 1.05(a)(i)

New Plans	Section 5.06(b)
Nonparty Affiliates	Section 10.14
Notice of Disagreement	Section 1.04(b)(ii)
Outside Date	Section 7.01(b)(i)
Parent	Preamble
Parent Organizational Documents	Section 3.01(b)
Parent Public Reports	Section 3.06
Parent Related Parties	Section 7.03(b)
Parent’s 401(k) Plan	Section 5.06(d)
Pre-Closing Reorganization	Recitals
Protected Information	Section 10.16
R&W Insurance Policy	Section 5.14
Real Property Leases	Section 2.13
Reimbursable Expenses	Section 1.06(a)(xiii)
Representatives	Section 2.09(g)
Restraints	Section 6.01(e)
Retained Interests Agreement	Section 5.12
Rollover Agreement	Section 5.12
Rollover Notice	Section 1.11
Senior Leadership LTIP	Section 5.12
Similar Law	Section 2.05(o)
Specified Buyer Client	Section 1.06(a)(xiv)
Specified Courts	Section 10.13(b)
Surviving Company	Recitals
Surviving Company LLC Agreement	Section 1.01(a)
Termination Fee	Section 7.03(a)
Transfer Taxes	Section 5.10(a)
Withholding Agent	Section 1.08

Section 9.05      Interpretation.

(a)            The headings contained in this Agreement, in any Schedule or Exhibit hereto, in the Company Disclosure Letter, in the Buyer Disclosure Letter and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All Schedules and Exhibits attached hereto or referred to herein, and the Company Disclosure Letter and the Buyer Disclosure Letter, are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any terms used in any Schedule or Exhibit attached hereto or referred to herein, or in the Company Disclosure Letter or the Buyer Disclosure Letter, but not otherwise defined therein shall have the respective meanings ascribed to such terms in this Agreement. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.

(b)            All references herein to “cash”, “immediately available funds”, “dollars” or “$” shall be deemed to be references to the lawful money of the United States. All provisions herein qualified by the term “domestic” or “foreign” shall be construed on the basis that the United States is the relevant domestic country. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. If any time period for giving notice or taking action hereunder expires on a day that is not a Business Day, the time period shall automatically be extended to the Business Day immediately following such non-Business Day. This Agreement shall be deemed to have been drafted by all parties, and this Agreement shall not be construed against any party as the principal drafter hereof.

(c)            Unless the context requires otherwise, (i) any definition of or reference or citation to any Law, agreement, instrument or other document herein shall be construed as referring or citing to such Law, agreement, instrument or other document as from time to time amended, supplemented or otherwise modified, including by succession of comparable successor Laws, and to the rules and regulations promulgated thereunder, (ii) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (iv) all references herein to Articles, Sections, Schedules and Exhibits shall be construed to refer to Articles and Sections of, Schedules and Exhibits to, this Agreement, (v) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, (vi) the word “or” shall not be exclusive, (vii) the phrase “to the extent” shall mean the degree to which a subject or other item extends and shall not simply mean “if”, (viii) the word “party” shall mean a party to this Agreement, unless the context requires otherwise, (ix) the phrase “ordinary course of business” shall be construed to mean, with respect to any Person, the ordinary course of business for such Person, consistent with the past practice of such Person and (x) the phrase “made available” or words of similar import, when used in this Agreement, shall mean that the information has been (A) in the case of information made available by the Company, posted in the virtual data room hosted by Intralinks by or on behalf of the Company, named “Project Marley”, to which the Buyer Parties and their respective Representatives have had access prior to the date of this Agreement and (B) in the case of information made available by Parent or Merger Sub (x) delivered in Person or electronically to the Company or its Representatives or (y) filed or furnished with the SEC and publicly available on EDGAR prior to the date hereof, in each case of clause (A) or (B), posted in the data room or delivered, as applicable, at least two (2) Business Days prior to the date of this Agreement.

Section 9.06      Amendment. This Agreement may not be amended except by an instrument in writing signed by an authorized representative of ACHP II and the Buyer Parties.

Section 9.07      Extension; Waiver. At any time prior to the Closing, ACHP II and the Buyer Parties may (a) extend the time for the performance of any of the obligations or other acts of any party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the covenants, agreements or conditions contained in this Agreement. Any agreement on the part of ACHP II and the Buyer Parties to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of each such party. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 9.08      Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, this Agreement shall be reformed, construed and enforced so as to effect the original intent of the parties as closely as possible to the end that the Transactions are fulfilled to the extent possible.

Section 9.09      Counterparts. This Agreement may be executed (including by electronic mail, in .pdf form or by any other electronic means, and including by electronically imaging a signature) in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties.

Section 9.10      Entire Agreement; Third-Party Beneficiaries. This Agreement, together with the Ancillary Agreements, the SoftBank Transaction Support Agreement, the Regulatory Efforts Agreement and the Confidentiality Agreement, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties and their respective Affiliates, or any of them, with respect to the Transactions. This Agreement is not intended to, and does not, confer upon any Person other than the parties any rights or remedies, except (a) from and after the Closing, the Company Indemnified Parties shall be third-party beneficiaries of the provisions of Section 5.07, this Section 9.10 and Section 9.11, and shall have the right to enforce their respective rights thereunder, (b) each Non-Recourse Person shall be a third-party beneficiary of the provisions of this Section 9.10 and Section 9.11, and shall have the right to enforce its respective rights thereunder and (c) SBG shall be a third-party beneficiary of the provisions of Section 5.05, and (d) this Section 9.10 and Section 9.18, which are intended to benefit the third party beneficiaries listed therein, including any debt financing sources.

Section 9.11      Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the Seller Representative and the Buyer Parties; provided that the Buyer Parties may assign their rights and obligations to any Affiliate thereof without the consent of the Seller Representative; provided, further, that (i) in the event a Buyer Party assigned its rights and obligations to an Affiliate without the consent of the Seller Representative, such assignment shall not relieve the Buyer Parties of any of their obligations or liabilities hereunder and (ii) the Buyer Parties may assign their rights under this Agreement to their debt financing sources as collateral security for their obligations under any of their debt financing arrangements without the consent of the Seller Representative. Any purported assignment that requires consent and was made without such consent shall be null and void. Subject to the two immediately preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties and their respective successors and assigns.

Section 9.12      Governing Law. This Agreement, and all matters and Actions (whether in contract or in tort or otherwise) based upon, arising out of, or in any way relating to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the Governing Law.

Section 9.13      Specific Performance; Jurisdiction; Consent to Service of Process.

(a)            The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement, to remedy breaches that have already occurred, and to enforce specifically the terms and provisions of this Agreement, without the requirement to provide any bond or other security in connection with any such order or injunction and without proof of the inadequacy of monetary damages or otherwise, this being in addition to any other remedy to which they are entitled at law or in equity. The right of specific enforcement is an integral part of the Transactions and, without that right, none of the parties would have entered into this Agreement. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or an award of an injunction, specific performance or other equitable relief is not an appropriate remedy for any reason at law or in equity.

(b)            Each of the parties (i) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery does not have jurisdiction over a particular matter, any federal court within the State of Delaware) (such courts, the “Specified Courts”), (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from the Specified Courts, (iii) agrees that it will not bring any Action based upon, arising out of or relating in any way to this Agreement or the negotiation, execution or performance of this Agreement in any court, forum, or venue other than in the Specified Courts, or in any arbitral tribunal, (iv) waives any right to trial by jury, (v) waives the defense of an inconvenient forum or improper venue in the Specified Courts and (vi) consents to service of process being made through the notice procedures set forth in Section 9.03. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware. The parties agree that a final judgment by the Specified Courts shall be conclusive and may be enforced in any court of competent jurisdiction by suit on the judgment or in any other manner provided by applicable Law.

Section 9.14      No Recourse Against Non-Recourse Persons. (a) All Actions (whether in contract or in tort or otherwise) based upon, arising out of or relating in any way to this Agreement or the negotiation, execution or performance of this Agreement may be made only against (and are those solely of) the entities that are expressly identified as parties in the preamble to this Agreement (each, a “Contracting Party”) and then only with respect to the specific obligations set forth herein, (b) no Person who is not a Contracting Party (“Non-Recourse Persons”) shall have any liability (whether in contract or in tort or otherwise) for any Actions (whether in contract or in tort or otherwise) based upon, arising out of or relating in any way to this Agreement or the negotiation, execution or performance of this Agreement, and (c) to the maximum extent permitted by applicable Law, each Contracting Party hereby waives and releases all liabilities for such Actions against any such Non-Recourse Person.

Section 9.15      Release.

(a)            Effective as of the Closing, ACHP II, on behalf of itself and its Affiliates and its and their respective direct and indirect directors, officers, members, managers, partners, equityholders, employees, agents, successors and assigns (in each case, other than any Buyer Released Party) (collectively, the “Company Releasing Parties”), hereby irrevocably waives, releases and forever discharges the Company and its Subsidiaries, their respective Affiliates and each of their respective direct and indirect directors, officers, members, managers, partners, equityholders, employees, agents, successors and assigns (collectively, the “Buyer Released Parties”) from any and all Actions, claims, damages, liabilities, obligations, costs, expenses, losses, judgments, fines, debts, or other demands of any kind that any Company Releasing Party has had, currently has, or may in the future have, against any of the Buyer Released Parties (including any right to seek indemnification, contribution, cost recovery, damages or any other recourse under the Comprehensive Environmental Response, Compensation and Liability Act or any other Environmental Law with respect thereto), in each case, whether known or unknown, suspected or unsuspected, absolute or contingent, or direct or indirect and arising out of, in connection with, or relating to the operation of the business of the Company and its Subsidiaries at any time prior to the Closing or any Contract or transaction entered into by the Company or any Company Subsidiaries at any time prior to the Closing and in each case relating to the operation of the business of the Company and the Company Subsidiaries or the direct or indirect ownership of the Company and any Company Subsidiary at any time prior to the Closing; provided that the foregoing releases shall not apply to (i) any claim against a Buyer Released Party pursuant to or related in any way to this Agreement or any Ancillary Agreement, (ii) any rights that a Company Releasing Party may have in respect of exculpation, indemnification or advancement of expenses under the Company Organizational Documents or the Organizational Documents of any of the Company Subsidiaries or under any indemnification agreements to which any of them are party that have been disclosed in writing to Parent prior to the date hereof, (iii) any rights that a Company Releasing Party may have in connection with any directors and officers insurance or other insurance policy of the Company or any of its Subsidiaries, (iv) any rights that a Company Releasing Party may have in respect of accrued salary, bonus or other compensation, or any employee benefits, from the Company or any of its Subsidiaries, (v) any rights that a Company Releasing Party may have in respect of carried interest, general partner or co-invest commitments or other capital interests or similar rights or interests in respect of the Company Funds, including any such amounts payable to a Company Releasing Party from the Company or any of its Subsidiaries, (vi) any rights that a Company Releasing Party may have in its capacity as a direct or indirect limited partner or other investor in any of the Company Funds, including any such investments held through the Company or any of its Subsidiaries, (vii) any claim with respect to or arising out of the Retained Interests or (viii) any claim against a Buyer Released Party for Fraud.

(b)            Effective as of the Closing, each Buyer Party, on behalf of itself and its Affiliates and its and their respective direct and indirect directors, officers, members, managers, partners, equityholders, employees, agents, successors and assigns (in each case, other than any Buyer Released Party) (collectively, the “Buyer Releasing Parties”), hereby irrevocably waives, releases and forever discharges the Company and its Subsidiaries, their respective Affiliates and each of their respective direct and indirect directors, officers, members, managers, partners, equityholders, employees, agents, successors and assigns (collectively, the “Company Released Parties”) from any and all Actions, claims, damages, liabilities, obligations, costs, expenses, losses, judgments, fines, debts, or other demands of any kind that any Buyer Releasing Party has had, currently has, or may in the future have, against any of the Company Released Parties (including any right to seek indemnification, contribution, cost recovery, damages or any other recourse under the Comprehensive Environmental Response, Compensation and Liability Act or any other Environmental Law with respect thereto), in each case, whether known or unknown, suspected or unsuspected, absolute or contingent, or direct or indirect and arising out of, in connection with, or relating to the operation of the business of the Company and its Subsidiaries at any time prior to the Closing or any Contract or transaction entered into by the Company or any Company Subsidiaries at any time prior to the Closing and in each case relating to the operation of the business of the Company and Company Subsidiaries at any time prior to the Closing; provided that the foregoing releases shall not apply to (i) any claim against a Company Released Party pursuant to or related in any way to this Agreement or any Ancillary Agreement, (ii) any liability or obligations that a Company Released Party may have in respect of general partner or co-invest commitments or other capital interests or similar obligations in respect of the Company Funds, (iii) any liability or obligations that a Company Released Party may have in its capacity as a direct or indirect limited partner or other investor in any of the Company Funds related to any clawback, giveback or other obligation requiring the return or repayment of distributions, dividends or payments as required by applicable Law or Contract, (iv) any claim with respect to or arising out of the Retained Interests or (v) any claim against a Company Released Party for Fraud.

(c)            Each party is aware that it may hereafter discover facts in addition to or different from those it now knows or believes to be true with respect to the subject matter of the releases provided for in this Section 9.15. However, it is the intention of each party that such releases shall be effective as a full and final accord and satisfactory release of each and every matter specifically or generally referred to in this Section 9.15.

Section 9.16      Conflicts.

(a)            Recognizing that Kirkland & Ellis LLP has acted as legal counsel to the Company and its Affiliates prior to the Closing, and that Kirkland & Ellis LLP intends to act as legal counsel to the Company and its Affiliates after the Closing, each of the Buyer Parties hereby waives, on its own behalf and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with Kirkland & Ellis LLP representing the Company and/or its Affiliates after the Closing as such representation may relate to the Buyer Parties, the Company or the Transactions.

(b)            In addition, each of the Buyer Parties agrees that all communications prior to the Closing among Kirkland & Ellis LLP, the Company and its Affiliates and all attorney work product that in each case relate to the Transactions (collectively, the “Protected Information”), the attorney-client privilege, the expectation of client confidence, all attorney work product protections and all similar protections belong to ACHP II, and may be controlled by ACHP II and shall not pass to or be claimed by the Buyer Parties or, after the Closing, the Company; provided, that ACHP II shall not be entitled to voluntarily waive such privilege as to third parties with respect to information relating to the Company or any Company Subsidiaries or Affiliates without the consent of the Company or the applicable Company Subsidiary or Affiliate (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary herein, in the event of a dispute between any Buyer Party, the Company, any Company Subsidiary or any of their Affiliates, on the one hand, and a third party other than ACHP II or any of its Affiliates after the Closing, on the other hand, such Buyer Party, the Company, Company Subsidiary or Affiliates may, to the extent permitted by applicable Law, assert the attorney-client privilege to prevent disclosure of any such information to such third party. The Protected Information is the property of ACHP II, and from and after the Closing, none of the Company, or any Person purporting to act on behalf of or through the Company, will seek to obtain such communications or work product, whether by seeking a waiver of the attorney-client privilege or work product protection or through other means. The Protected Information may be used by ACHP II and/or its Affiliates in connection with any dispute that relates in any way to the Transactions, and the Company and the Buyer Parties shall have no right to use or rely on the Protected Information. Further, the Company shall not have access to any Protected Information, or to the files of Kirkland & Ellis LLP relating to its engagement, whether or not the Closing shall have occurred. Without limiting the generality of the foregoing, from and after the Closing, (i) ACHP II and its Affiliates (and not the Company) shall be the sole holders of the attorney-client privilege with respect to such engagement, and the Company shall not be a holder thereof, (ii) to the extent that files of Kirkland & Ellis LLP in respect of such engagement constitute property of the client, only ACHP II and its Affiliates (and not the Company) shall hold such property rights, and (iii) Kirkland & Ellis LLP shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Company by reason of any attorney-client relationship between Kirkland & Ellis LLP and the Company or otherwise.

(c)            Recognizing that Simpson Thacher & Bartlett LLP has acted as legal counsel to the Buyer Parties and their respective Affiliates prior to the Closing, and that Simpson Thacher & Bartlett LLP intends to act as legal counsel to the Buyer Parties and their respective Affiliates after the Closing, ACHP II hereby waives, on its own behalf and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with Simpson Thacher & Bartlett LLP representing the Buyer Parties and/or their respective Affiliates after the Closing as such representation may relate to the Transactions.

Section 9.17      Expense Fund.

(a)            ACHP II shall hold the Expense Fund in the Holdback Account (as agent and for the benefit of ACHP II) as a fund from which ACHP II may pay any amounts due by or on behalf of ACHP II hereunder, including any third-party fees, expenses or costs it incurs in performing its duties and obligations under this Agreement by or on behalf of ACHP II, including legal and consultant fees, expenses and costs for reviewing, analyzing and defending any claim or process arising under or pursuant to this Agreement (collectively, “Administrative Costs”).

(b)            Amounts drawn from the Holdback Account to pay Administrative Costs shall be deemed to have been drawn to reflect and satisfy ACHP II’s liability for such Administrative Costs (using the Holdback Account) provided, that to the extent there are insufficient funds in the Holdback Account to pay any Administrative Costs, ACHP II shall be liable for any such amounts.

(c)            At such time, and from time to time, that ACHP II determines in its sole but reasonable discretion that the Expense Fund will not be required for the payment of such Administrative Costs, ACHP II shall distribute (or provide for the distribution of) the amounts then on deposit in the Expense Fund to the Ultimate Company Owners in accordance with their respective allocations set forth under the heading “Expense Fund” on Schedule 2.

Section 9.18      Debt Financing Governance. Notwithstanding anything in this Agreement to the contrary, each of the parties on behalf of itself and each of its controlled Affiliates hereby: (a) agrees that any Action against any debt financing sources and arising out of or relating to this Agreement, any debt financing, any debt commitment letter, the definitive documents governing any debt financing or any of the agreements entered into in connection with any debt financing, any debt commitment letter or the definitive documents governing any debt financing or any of the transactions contemplated hereby or thereby or the performance of any services hereunder or thereunder, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof, and each party irrevocably submits itself and its property with respect to any such Action to the exclusive jurisdiction of such courts, (b) agrees not to bring or support or permit any of its Affiliates to bring or support any Action, whether in law or in equity, whether in contract or in tort or otherwise, against any debt financing sources in any way arising out of or relating to this Agreement, any debt financing, any debt commitment letter, the definitive documents governing any debt financing or any of the agreements entered into in connection with any debt financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (c) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action in any such court, (d) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any Action brought against any debt financing sources and arising out of or relating to this Agreement, any debt financing, any debt commitment letter, the definitive documents governing any debt financing or any of the agreements entered into in connection with any debt financing, any debt commitment letter, the definitive documents governing any debt financing or any of the transactions contemplated hereby or thereby or the performance of any services hereunder or thereunder, (e) waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action against any debt financing source or the transactions contemplated hereby, any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason, (f) agrees that any such proceeding related to any debt financing shall be governed by the laws of the State of New York, except as otherwise provided in the applicable documentation relating to any debt financing; (g) agrees that no debt financing source shall have any liability relating to or arising out of this Agreement, whether in law or in equity, whether in contract or in tort or otherwise; provided that nothing in this Agreement shall limit the liability of any debt financing sources pursuant to any debt commitment letter or debt financing or any of the documentation related to any debt financing in connection with the transactions contemplated hereby in relation to any party thereto and (h) agrees that any debt financing sources are express third party beneficiaries of, and may enforce, any of the provisions in this Section 9.18 and Section 9.10, to the extent contemplated thereby (and to the extent any amendments to such provisions are materially adverse to such debt financing sources, such provisions shall not be amended without the prior written consent of such debt financing sources). Notwithstanding anything contained herein to the contrary, nothing in this Section 9.18 shall in any way affect any party’s or any of their respective Affiliates’ rights and remedies under any binding agreement to which a debt financing source is a party, including any debt commitment letter or debt financing documentation executed in connection therewith. This Section 9.18 shall survive termination of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have duly executed and delivered this Agreement, all as of the date first set forth above.

BUYER PARTIES:

DIGITALBRIDGE GROUP, INC.

By:	/s/ Thomas Mayrhofer
Name:	Thomas Mayrhofer
Title:	Chief Financial Officer and Treasurer

DIGITALBRIDGE OPERATING COMPANY, LLC

By:	/s/ Thomas Mayrhofer
Name:	Thomas Mayrhofer
Title:	Vice President and Treasurer

DB MARLEY SUB, LLC

By:	/s/ Thomas Mayrhofer
Name:	Thomas Mayrhofer
Title:	Vice President and Treasurer

[Signature Page to Agreement and Plan of Merger]

COMPANY:

ARCLIGHT CAPITAL HOLDINGS, LLC

By:	ACHP II, L.P.
Its:	Managing Member

By:	ACH GP, LLC
Its:	General Partner

By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers
Title:	Manager

ACHP II:

ACHP II, L.P.

By:	ACH GP, LLC
Its:	General Partner

By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers
Title:	Manager

SELLER REPRESENTATIVE:

/s/ Daniel R. Revers
Daniel R. Revers

[Signature Page to Agreement and Plan of Merger]

Schedule 1

Pre-Closing Reorganization

[Attached]

Schedule 1-1

Schedule 2

Allocation Schedule

[Attached]

Schedule 2-1

Schedule 3

Earn-Out Terms

[Attached]

Schedule 3-1

Schedule 4

FRE Principles

[Attached]

Schedule 4-1

Schedule 5

Pre-Closing Obligations

[Attached]

Schedule 5-1

Schedule 6

Accounting Principles

[Attached]

Schedule 6-1

Exhibit A

Surviving Company LLC Agreement

[Attached]

Exhibit A-1

Exhibit B

Governance Agreement Term Sheet

[Attached]

Exhibit B-1

Exhibit C

Retained Interests Term Sheet

[Attached]

Exhibit C-1

Exhibit D

LTIP Term Sheet

[Attached]

Exhibit D-1

Exhibit E

Rollover Term Sheet

[Attached]

Exhibit E-1

Exhibit F

Form of Distribution and Redemption Agreement

[Attached]

Exhibit F-1

Exhibit G

Form of Escrow Agreement

[Attached]

Exhibit G-1

Exhibit H

Form of Investor Transaction Support Agreement

[Attached]

Exhibit H-1

Exhibit I

Form of Regulatory Efforts Agreement

[Attached]

Exhibit I-1

Exhibit J

Form of SoftBank Transaction Support Agreement

[Attached]

Exhibit J-1